                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 1 TO

                      PRE-RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                        HAWAII NATIONAL BANCSHARES, INC.
                                (Name of Issuer)


                        HAWAII NATIONAL BANCSHARES, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    419758107
                      (CUSIP Number of Class of Securities)

WARREN K. K. LUKE                                  STEPHEN M. KLEIN, ESQ.
PRESIDENT                                          GRAHAM & DUNN PC
HAWAII NATIONAL BANCSHARES, INC.                   1420 FIFTH AVENUE, 33RD FLOOR
45 N. KING ST.                                     SEATTLE, WA  98101-2390
HONOLULU, HAWAII  96812                            (206) 340-9648
(808) 528-7711

(Name, address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check appropriate box):

a.      [X]     The filing of solicitation materials or an Proxy/Tender Offer
                Statement subject to Regulation 14A, Regulation 14C or Rule
                13e-3(c) under the Securities Exchange Act of 1934.

b.      [ ]     The filing of a registration statement under the Securities Act of 1933.

c.      [X]     A tender offer.

d.      [ ]     None of the above.

Check the following box if the soliciting materials or Proxy/Tender Offer Statement referred to in checking box (a) are preliminary copies: [X]

Calculation of Filing Fee:

--------------------------------------------------------------------------------
              Transaction Valuation:*                      Amount of Filing Fee:

                    $31,995,000                                    $6,399
--------------------------------------------------------------------------------

* Up to 711,000 shares of the Issuer's Common Stock, par value $1.00 per share, redeemed for cash consideration of $45.00 per share.

        [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,399

Form or Registration No.: Schedule 13E-4

Filing Party: Hawaii National Bancshares, Inc.

Date Filed: May 14, 1999

                                  INTRODUCTION

        This Rule 13e-3 transaction involves a transaction subject to Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Act") and the information contained in the Proxy/Tender Offer Statement filed concurrently herewith by Hawaii National Bancshares, Inc. (the "Company") is incorporated by reference into the Items in this Schedule.

        The Rule 13e-3 transaction involves a going-private plan adopted by the Board of Directors of the Company, which has two features, each of which involves a Rule 13e-3 transaction. The first feature is a proposal to amend the Company's Articles of Incorporation to provide that each 200 outstanding shares of Company common stock ("Existing Shares") will be consolidated and converted into one share of "New Common Stock" (the "Reverse Stock Split"). Upon completion of the Reverse Stock Split, holders of less than 200 Existing Shares will cease to be shareholders of the Company and the Company will acquire for cash all resulting fractional shares of New Common Stock at a price equal to $45.00 per Existing Share.


        The second feature of the going-private plan involves an issuer tender offer (the "Tender Offer"). Commencing on or about July 10, 1999, the Company will offer to acquire Existing Shares from any and all Company shareholders at $45.00 per Existing Share, which is the same per-share price as will be received by holders of fractional shares of New Common Stock pursuant to the Reverse Stock Split. The Tender Offer will terminate on or about August 10, 1999. The Tender Offer is open to all shareholders of the Company, even those whose shares will be converted into fractional shares of New Common Stock, and thus into a right to receive cash only, pursuant to the Reverse Stock Split. The purpose of the Tender Offer is to allow holders of 200 or more Existing Shares the ability, if they elect to tender their shares, to liquidate their equity investment in the Company on the same economic terms as will apply to the holders of less than 200 Existing Shares in the Reverse Stock Split.

        The Reverse Stock Split and the Tender Offer will be funded by a private placement ("Private Placement") of shares of New Common Stock to members of the controlling Luke family and entities owned or controlled by the Luke family. Such persons or entities are the Janice Moon Tong Luke Trust dated May 4, 1961; the Loretta Hung Wun Luke Trust dated May 4, 1961; the Beatrice Lum Luke Trust dated May 26, 1983; the Sharlene Kam Sun Luke Trust dated May 4, 1961; the Warren Kwan Kee Luke Trust dated May 4, 1961; K. J. Luke, an individual; and K.J.L. Associates, a Hawaii limited partnership (collectively, the "Luke Family Purchasers.") In the Private Placement, the Luke Family Purchasers will acquire shares of New Common Stock at a post-Reverse Stock Split price of $9,000.00 per share, which, adjusted to give effect to the Reverse Stock Split is exactly the same per-share price that Company shareholders will receive for fractional shares in the Reverse Stock Split and for tendered Existing Shares in the Tender Offer. The Luke Family Purchasers will acquire sufficient shares of New Common Stock in the Private Placement to fund, on a dollar-for-dollar basis, the Company's obligations with respect to the payment for fractional shares in the Reverse Stock Split and the payment for tendered Existing Shares in the Tender Offer. The amount of the Private Placement, which will depend on the number of Existing Shares tendered in the Tender Offer, may be as much as $4,005,000.

        Because the Luke Family Purchasers will retain a material equity interest in the Company following the Reverse Stock Split and Tender Offer and are funding these transactions through the Private Placement, they may be deemed to be engaged in such transactions and are thus filing this Amendment No. 1 to Schedule 13E-3 together with the Company. The Luke Family Purchasers are also filing, contemporaneously with the filing of this Statement, a Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934, Schedule 14D-1.

        Concurrently with the filing of this Statement, the Company is filing an amended Issuer Tender Offer Statement, Schedule 13E-4 ("Amendment No. 1 to
Schedule 13E-4") with the Securities and Exchange Commission with respect to the Tender Offer. The cross reference sheet below is provided pursuant to General Instruction F of Schedule 13E-3 and shows the location in the Schedule 13E-4 and in the Proxy/Tender Offer Statement of the information required to be included in response to the items in this Schedule 13E-3. If any Item is inapplicable or the answer thereto is in the negative and omitted from the Proxy/Tender Offer Statement, a statement to that effect has been included on the cross reference sheet.

                              CROSS REFERENCE SHEET


SCHEDULE 13E-3                              LOCATION OF ITEM       PROXY/TENDER OFFER STATEMENT
ITEM NUMBER AND HEADING                     IN SCHEDULE 13E-4      HEADING
-----------------------                     -----------------      ----------------------------
ITEM 1. ISSUER AND CLASS OF SECURITY
        SUBJECT TO TRANSACTION

(a)     Name and Address of Issuer and            Item 1(a)        Proxy/Tender Offer Statement Cover Page;
        Class of Securities                                        "ABOUT THE ANNUAL MEETING"

(b)     Title and Amount of Securities;           Item 1(b)        "MARKET AND DIVIDEND
        Number of Holders                                          INFORMATION"

(c)     Principal Securities market;              Item 1(c)        "MARKET AND DIVIDEND
        Quarterly High and Low Sales                               INFORMATION - Market
        Prices                                                     Information"

(d)     Frequency and Amount of Dividends             *            "MARKET AND DIVIDEND
        (2 years)                                                  INFORMATION - Dividends"

(e)     Underwritten public offering for              *             Not applicable
        cash within 3 years

(f)     Purchases of Securities by Issuer             *            "TRANSACTIONS IN COMMON STOCK"
        or Affiliate; Amount and average
        price


Item 2. IDENTITY AND BACKGROUND

(a)-(f) The Company is filing this                    *            "THE REVERSE STOCK SPLIT - Fees and
        Statement and is the issuer of                             Expenses; Sources of Funds; Luke Family Purchasers
        the class of equity securities                             and "SPECIAL FACTORS"
        which is the subject of the Rule
        13e-3 transaction, and the Luke
        Family Purchasers.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR
         NEGOTIATIONS.
(a)     Relating to Affiliates                        *            Not Applicable

(b)     Contracts between Affiliates or               *            Not applicable
        Issuer and Unaffiliated Persons

SCHEDULE 13E-3                              LOCATION OF ITEM       PROXY/TENDER OFFER STATEMENT
ITEM NUMBER AND HEADING                     IN SCHEDULE 13E-4      HEADING
-----------------------                     -----------------      ----------------------------
ITEM 4. TERMS OF TRANSACTION.                    Item 1(b)

(a)     Material Terms of Transaction                 *            "SUMMARY OF THE REVERSE STOCK
                                                                   SPLIT"; "THE REVERSE STOCK
                                                                   SPLIT"; "SUMMARY OF THE TENDER
                                                                   OFFER"; "SPECIAL FACTORS and
                                                                   "THE TENDER OFFER" "THE REVERSE
(b)     Different Terms for Certain                                STOCK SPLIT - Basic Terms of the
        Shareholders                                               Reverse Stock Split"; "THE TENDER
                                                                   OFFER - Tender Offer"

ITEM 5. PLANS OR PROPOSALS OF THE
        ISSUER OR AFFILIATE.

(a)     Extraordinary Corporate                Not Applicable      Not Applicable
        Transaction

(b)     Sale of Assets                         Not Applicable      Not Applicable

(c)     Change in the Present Board of         Not Applicable      Not Applicable
        Directors or Management

(d)     Change in Dividend Rate,                  Item 3(e)        Not Applicable
        Indebtedness or Capitalization or
        Issuer

(e)     Material Change in Issuer's               Item 3(f)        Not Applicable
        Business or Corporate Structure

(f)     Securities Becoming Eligible for          Item 3(i)        "THE REVERSE STOCK SPLIT -
        Termination of Registration                                Termination of Exchange Act
        (Section 12(g)(4))                                         Registration; -- Fees and
                                                                   Expenses; Sources of Funds;
                                                                   Luke Family Purchasers"

(g)     Suspension of Obligation to File          Item 3(j)        "THE REVERSE STOCK SPLIT -
        Reports (Section 15(d))                                    Termination of Exchange Act
                                                                   Registration; -- Fees and
                                                                   Expenses; Sources of Funds;
                                                                   Luke Family Purchasers"

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR
        OTHER CONSIDERATION.

(a)     Source and Amount of Funds                Item 2(a)        "THE REVERSE STOCK SPLIT - Fees
                                                                   and Expenses; Sources of Funds;
(b)     Statement of Expenses Incurred                *            Luke Family Purchasers"; "THE
        with Transaction                                           REVERSE STOCK SPLIT - Fees and
                                                                   Expenses; Sources of Funds; Luke
                                                                   Family Purchasers"

SCHEDULE 13E-3                              LOCATION OF ITEM       PROXY/TENDER OFFER STATEMENT
ITEM NUMBER AND HEADING                     IN SCHEDULE 13E-4      HEADING
-----------------------                     -----------------      -------------------------------
(c)     Borrowed Funds                         Not Applicable      Not Applicable

(d)     Funds Provided by Bank                 Not Applicable      Not Applicable

ITEM 7. PURPOSE(S), ALTERNATIVES,
        REASONS AND EFFECTS.

(a)     Purpose                                    Item 3          "SPECIAL FACTORS - Purposes
                                                                   of the Reverse Stock Split and
                                                                   Tender Offer"

(b)     Alternatives to Accomplish Such               *            "SPECIAL FACTORS - Alternatives
        Purpose                                                    Considered"

(c)     Reasons for Structure of                      *            "THE REVERSE STOCK SPLIT
        Transaction                                                -Background;" "SPECIAL FACTORS -
                                                                   Alternatives Considered;
                                                                   - Reasons for the Reverse Stock
                                                                   Split"

(d)     Effects of Transaction; Federal            Item 8          "THE REVERSE STOCK SPLIT
        Tax Consequences                                           -Effect on Market for Shares";
                                                                   "- Termination of Exchange Act
                                                                   Registration"; "THE TENDER
                                                                   OFFER - Investment
                                                                   Considerations"; "SPECIAL FACTORS
                                                                   - Certain Federal Income Tax
                                                                   Considerations"

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)     Issuer's and Luke Family Purchasers'          *           "SPECIAL FACTORS - Fairness of
        Statement of Fairness                                     the Reverse Stock Split and
                                                                  Tender Offer; - Opinion of
                                                                  Financial Advisor"; "THE REVERSE
                                                                  STOCK SPLIT - Recommendation of
                                                                  the Board of Directors"

(b)     Material Factors of Determination             *            "SPECIAL FACTORS - Fairness of
        of Fairness                                                the Reverse Stock Split and
                                                                   Tender Offer; - Opinion of
                                                                   Financial Advisor"; "THE REVERSE
                                                                   STOCK SPLIT - Recommendation of
                                                                   the Board of Directors"

(c)     Whether Transaction is Structured             *            "THE REVERSE STOCK SPLIT -
        to Require Approval of Majority                            Required Vote"; "SPECIAL FACTORS -
        of Unaffiliated Shareholders                               Fairness of the Reverse Stock Split
                                                                   and Tender Offer"

SCHEDULE 13E-3                              LOCATION OF ITEM       PROXY/TENDER OFFER STATEMENT
ITEM NUMBER AND HEADING                     IN SCHEDULE 13E-4      HEADING
-----------------------                     -----------------      ----------------------------
(d)     Whether Unaffiliated                          *            "SPECIAL FACTORS - Fairness
        Representative Retained by                                 of the Reverse Stock Split and
        Directors to Negotiate Transaction                         Tender Offer"

(e)     Transaction Approved by Majority              *            "SPECIAL FACTORS - Fairness
        of Non-employee Directors                                  of the Reverse Stock Split and
                                                                   Tender Offer"


(f)     Other Offers by Unaffiliated                  *            Not Applicable
        Persons

ITEM 9  REPORTS, OPINIONS, APPRAISALS
        AND CERTAIN NEGOTIATIONS.

(a)     Fairness Opinion by Representative            *            "SPECIAL FACTORS - Opinion of
                                                                   Financial Advisor"; Appendix C
                                                                   to the Proxy/Tender Offer
                                                                   Statement"


(b)     (1-6)  Representative (Identify,              *            "SPECIAL FACTORS - Opinion of
        qualifications, method of                                  Financial Advisor"
        selection, material relationship,
        recommendation of consideration
        and summary of opinion.)

(c)     Legend Regarding Availability of              *            Appendix C to Proxy/Tender
        Fairness Opinion; Copy of                                  Offer Statement
        Fairness Opinion

ITEM 10. INTEREST IN SECURITIES OF
         ISSUER.

(a)     Beneficial Ownership of                       *            "THE REVERSE STOCK SPLIT -
        Securities by Plan, Officers,                              Interests of Certain
        Directors, etc.                                            Persons in the Reverse
                                                                   Stock Split; - Fees and
                                                                   Expenses; Sources of Funds;
                                                                   Luke Family Purchasers";
                                                                   "ELECTION OF DIRECTORS -
                                                                   Information With Respect
                                                                   to Directors/Nominees";
                                                                   "SECURITY OWNERSHIP OF
                                                                   CERTAIN BENEFICIAL OWNERS/
                                                                   MANAGEMENT"



SCHEDULE 13E-3                              LOCATION OF ITEM       PROXY/TENDER OFFER STATEMENT
ITEM NUMBER AND HEADING                     IN SCHEDULE 13E-4      HEADING
-----------------------                     -----------------      ----------------------------
(b)     Transactions in Common Stock by            Item 4          "TRANSACTIONS IN COMMON STOCK"
        Beneficial Owners Within Last 60
        Days

ITEM 11. CONTRACTS, ARRANGEMENTS, OR              Item 5          "ABOUT THE ANNUAL MEETING -
          UNDERSTANDINGS WITH RESPECT TO                           What are the Company's
          THE ISSUER'S SECURITIES.                                 Objectives?"; "THE TENDER OFFER
                                                                   - Investment Considerations";
                                                                   "THE REVERSE STOCK SPLIT -
                                                                   Fees and Expenses; Sources of
                                                                   Funds; Luke Family Purchasers"

ITEM 12. PRESENT INTENTION AND
         RECOMMENDATION OF CERTAIN
         PERSONS WITH REGARD TO THE
         TRANSACTION.

(a)     Present Intent of Director or             Item 1(b)        "THE REVERSE STOCK SPLIT -
        Officer to Sell or Vote Securities                         Required Vote; Indications of
                                                                   Voting Intent by Luke Family
                                                                   Shareholders and Management"

(b)     Recommendation or Opposition to               *            "THE REVERSE STOCK SPLIT -
        Transaction                                                Recommendation of the Board of
                                                                   Directors"

ITEM 13.  OTHER PROVISIONS OF THE
         TRANSACTION.

(a)     Appraisal Rights                              *            "THE REVERSE STOCK SPLIT -
                                                                   Rights of Dissenting
                                                                   Shareholders"; Appendix A to
                                                                   the Proxy/Tender Offer
                                                                   Statement

(b)     Provision for Access to Corporate      Not Applicable      Not Applicable
        Files; Unaffiliated Shareholders'
        Right to Counsel at Issuer's
        Expense

(c)     Exchange of Debt Securities            Not Applicable      Not Applicable

ITEM 14. FINANCIAL INFORMATION

(a) (1) Financial Statements (2 yrs)            Item 7(a)(1)       Incorporated by reference to
                                                                   1998 Annual Report

    (2) Unaudited Balance Sheets, etc.          Item 7(a)(2)       Appendix D to the Proxy/Tender
                                                                   Offer Statement

SCHEDULE 13E-3                              LOCATION OF ITEM       PROXY/TENDER OFFER STATEMENT
ITEM NUMBER AND HEADING                     IN SCHEDULE 13E-4      HEADING
-----------------------                     -----------------      ---------------------------------
    (3) Ratio of Earnings to Fixed              Item 7(a)(3)       "FINANCIAL INFORMATION/RATIO
        Charges (2 yrs.)                                           OF EARNINGS TO FIXED CHARGES"

    (4) Book Value                              Item 7(a)(4)       "MARKET AND DIVIDEND INFORMATION"

(b) Pro Forma Data                             Not Applicable      Not Applicable

ITEM 15. PERSONS AND ASSETS EMPLOYED,
         RETAINED OR UTILIZED.

(a)     Purpose                                       *            "THE REVERSE STOCK SPLIT - Fees
                                                                   and Expenses; Sources of Funds;
                                                                   Luke Family Purchasers; - Persons
                                                                   and Assets Employed, Retained
                                                                   or Utilized"

(b)     Identity of Persons                        Item 6          "THE REVERSE STOCK SPLIT - Fees
                                                                   and Expenses; Sources of Funds;
                                                                   Luke Family Purchasers; - Persons
                                                                   and Assets Employed, Retained or
                                                                   Utilized"

ITEM 16. ADDITIONAL INFORMATION                   Item 8(e)        Additional information
                                                                   concerning the Reverse Stock
                                                                   Split is set forth in the
                                                                   Proxy/Tender Offer Statement
                                                                   attached hereto as Exhibit
                                                                   17(d) which information is
                                                                   incorporated herein by
                                                                   reference in its entirety.

ITEM 17. EXHIBITS
(a)     Loan Agreement                         Not Applicable      Not Applicable

(b)     Opinion; Appraisal                            *            Appendix C to Proxy/Tender
                                                                   Offer Statement

(c)     Contract Item 11                       Not Applicable      Not Applicable

(d)     Disclosure Materials                      Item 9(a)        Proxy/Tender Offer Statement,
                                                                   including Appendices

(e)     Appraisal Rights                              *            Appendix A to Proxy/Tender
                                                                   Offer Statement

(f)     Written Instruction Re                 Not Applicable      Not Applicable
        Solicitations - Recommendations

*The Item is not required by Schedule 13E-4.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.


(a) The name of the issuer is Hawaii National Bancshares, Inc., a Hawaii corporation, and the address of its principal executive office is 45 North King Street, P.O. Box 3740, Honolulu, Hawaii 96812.


(b) The exact title of the class of equity securities to which this statement relates is Common Stock, par value $1.00 per share. The information set forth under the caption "MARKET AND DIVIDEND INFORMATION" of the Proxy/Tender Offer Statement is incorporated herein by reference.

(c) The information set forth under the caption "MARKET AND DIVIDEND INFORMATION - Market Information" of the Proxy/Tender Offer Statement is incorporated herein by reference.

(d) The information set forth under the caption "MARKET AND DIVIDEND INFORMATION - Dividends" of the Proxy/Tender Offer Statement is incorporated herein by reference.

(e)     Not applicable.

(f)     Not applicable.

ITEM 2. IDENTITY AND BACKGROUND.


        This Statement is filed by the issuer of the securities to which this
        Schedule 13E-3 relates and by the Luke Family Purchasers as defined in the introduction to this Statement; the information set forth under the caption "THE REVERSE STOCK SPLIT - Fees and Expenses; Sources of Funds; Luke Family Purchasers" is incorporated herein by reference.


ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.

(a)     Not applicable.

(b)     Not applicable

ITEM 4. TERMS OF THE TRANSACTION.


(a) The information set forth under the captions "SPECIAL FACTORS," "SUMMARY OF THE REVERSE STOCK SPLIT," "THE REVERSE STOCK SPLIT," "SUMMARY OF THE TENDER OFFER," and "THE TENDER OFFER" of the Proxy/Tender Offer Statement is incorporated herein by reference.



(b) The information set forth under the captions "SPECIAL FACTORS," "THE REVERSE STOCK SPLIT - Basic Terms of the Reverse Stock Split" of the Proxy/Tender Offer Statement is incorporated herein by reference.


ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)-(e) Not applicable.

(f)-(g) The information set forth under the caption "THE REVERSE STOCK SPLIT - Termination of Exchange Act Registration" of the Proxy/Tender Offer Statement is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


(a)-(b) The information set forth under the captions "THE REVERSE STOCK SPLIT - Fees and Expenses; Sources Of Funds; Luke Family Purchasers" and "THE TENDER OFFER - Fees and Expenses;

        Sources Of Funds" of the Proxy/Tender Offer Statement is incorporated herein by reference.



(c)-(d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.


(a) The information set forth under the caption "SPECIAL FACTORS - Purposes of the Reverse Stock Split and Tender Offer; -- Reasons for the Reverse Stock Split; -- Reasons for the Tender Offer" of the Proxy/Tender Offer Statement is incorporated herein by reference.



(b) The information set forth under the captions "THE REVERSE STOCK SPLIT - Background and "SPECIAL FACTORS - Alternatives Considered" of the Proxy/Tender Offer Statement is incorporated herein by reference.


(c) The information set forth under the captions "THE REVERSE STOCK SPLIT - Background"; "SPECIAL FACTORS - Alternatives Considered" and "- Reasons for Undertaking the Reverse Stock Split and Tender Offer at this time" of the Proxy/Tender Offer Statement is incorporated herein by reference.


(d) The information set forth under the caption "THE REVERSE STOCK SPLIT - Effect on Market for Shares," "- Termination of Exchange Act Registration," "SPECIAL FACTORS - Certain Federal Income Tax Considerations, -- Effects of the Reverse Stock Split and Tender Offer" and "THE TENDER OFFER - Investment Considerations" and "- Certain Federal Income Tax Considerations" of the Proxy/Tender Offer Statement is incorporated herein by reference.


ITEM 8. FAIRNESS OF THE TRANSACTION.


(a)-(b) The information set forth under the captions "SPECIAL FACTORS - Fairness of the Reverse Stock Split and Tender Offer" and "Opinion of Financial Advisor" and "THE REVERSE STOCK SPLIT - Recommendation of the Board of Directors" of the Proxy/Tender Offer Statement is incorporated herein by reference.



(c) The information set forth under the caption "SPECIAL FACTORS - Fairness of the Reverse Stock Split and Tender Offer" is incorporated herein by reference.



(d)-(e) The information set forth under the caption "SPECIAL FACTORS - Fairness of the Reverse Stock Split and Tender Offer" of the Proxy/Tender Offer Statement is incorporated herein by reference.


(f)     Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


(a)-(b) The information set forth under the captions "SPECIAL FACTORS - Opinion of Financial Advisor" of the Proxy/Tender Offer Statement is incorporated herein by reference.


(c) The opinion shall be included in the Proxy/Tender Offer Statement delivered to shareholders as Appendix C.


ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.


(a) The information concerning the ownership of and transactions in Common Stock set forth under the captions "THE REVERSE STOCK SPLIT - Fees and Expenses; Sources of Funds; Luke Family Purchasers," "THE REVERSE STOCK SPLIT - Reasons for the Reverse Stock Split" "- Interests of

        Certain Persons in the Reverse Stock Split," "ELECTION OF DIRECTORS Information With Respect to Directors/ Nominees; and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS/MANAGEMENT" of the Proxy/Tender Offer Statement is incorporated herein by reference.

(b) The information set forth under the caption "TRANSACTIONS IN COMMON STOCK" of the Proxy/Tender Offer Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.


        The information set forth under the caption "ABOUT THE ANNUAL MEETING - What Are the Company's Objectives?" "THE REVERSE STOCK SPLIT - Fees and Expenses, Sources of Funds, Luke Family Purchasers," and "THE TENDER OFFER - Investment Considerations" is incorporated herein by reference.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

(a) The information set forth under the captions "THE REVERSE STOCK SPLIT - Required Vote; Indications of Voting Intent by Luke Family Shareholders and Management" of the Proxy/Tender Offer Statement is incorporated herein by reference.

(b) The information set forth under the caption "THE REVERSE STOCK SPLIT - Recommendation Of The Board Of Directors" of the Proxy/Tender Offer Statement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

(a) The information set forth under the caption "THE REVERSE STOCK SPLIT - Rights of Dissenting Shareholders" of the Proxy/Tender Offer Statement is incorporated herein by reference.

(b)     Not applicable.

(c)     Not applicable.

ITEM 14. FINANCIAL INFORMATION.

(a) Audited financial statements of the Company for the fiscal years ended December 31, 1997 and 1998 and the report of independent accountants thereon are set forth in the Financial Statements and notes thereto in the portions of the Corporation's 1998 Annual Report to Shareholders (the "1998 Annual Report") which are attached hereto as an exhibit. Management's Discussion and Analysis of Financial Condition and Results of Operations for such periods is set forth in the portions of the 1998 Annual Report attached hereto as an exhibit.

        Unaudited financial statements of the Company are set forth in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1999 (the "Form 10-Q"), which is attached as Appendix D to the Proxy/Tender Offer Statement (which is filed as an exhibit hereto). Management's Discussion and Analysis of Financial Condition and Results of Operations for such periods is set forth in the Form 10-Q. The above noted sections of the 1998 Annual Report and Form 10-Q are hereby incorporated by reference.

(a)     Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.


(a)-(b) The information set forth in the cover page of the Proxy/Tender Offer Statement, and under the caption "THE REVERSE STOCK SPLIT - Fees and Expenses; Sources of Funds; Luke Family Purchasers - Persons and Assets Employed, Retained or Utilized," of the Proxy/Tender Offer Statement is incorporated herein by reference. The time and efforts of certain officers and other employees of the Corporation have been utilized in connection with the preparation of the Schedule 13E-3 and the Proxy/Tender Offer Statement and related materials to be sent to stockholders and have been and will be utilized in connection with overseeing this transaction. The Corporation may utilize its employees to solicit tenders of shares from stockholders. The Luke Family Purchasers have not, and will not, separately employ, retain or utilize any person, or any assets of the Company, in connection with the Rule 13E.3 transaction. Except as otherwise disclosed in this Item 15, no person has been or will be retained, employed or compensated to make solicitations or recommendations in connection with the Rule 13E-3 transaction.


ITEM 16. ADDITIONAL INFORMATION.

        All of the information set forth in the Proxy/Tender Offer Statement is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(a)     Not applicable.


(b) Opinion of NationsBanc Montgomery Securities LLC (Appendix C to the Proxy/Tender Offer Statement).*



(c)     (1) Form of Subscription Agreement: Luke Family Purchasers.**

        (2) Form of Depository Agreement.**


(d)     (1)     Amended Proxy/Tender Offer Statement of Hawaii National
                Bancshares, Inc.


        (2)     Letter to Shareholders dated July ___, 1999.



        (3)     Form of Proxy.*



        (4) Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations excerpted from the draft Annual Report to Shareholders of Hawaii National Bancshares, Inc. for the fiscal year ended December 31, 1998.*


(e) Hawaii Dissenters' Rights Statute (Appendix A to the Proxy/Tender Offer Statement).

(f)     Not applicable.







-----------------
*  Previously filed
** Incorporated by reference to Exhibit 9(c) of the Amendment No. 1 to Schedule
   13E-4 filed by the Company.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 2, 1999                     HAWAII NATIONAL BANCSHARES, INC.




                                        By: /s/ Ernest T. Murata
                                           -------------------------------------
                                           Name: Ernest T. Murata
                                           Title: Vice President, Treasurer
                                           and Chief Financial Officer





JANICE MOON TONG LUKE TRUST                SHARLENE KAM SUN LUKE TRUST
DATED MAY 14, 1961                         DATED MAY 14, 1961

/s/ Warren K.K. Luke                       /s/ Warren K.K. Luke
--------------------------------           -------------------------------------
Warren K.K. Luke, Trustee                  Warren K.K. Luke, Trustee

/s/ Sharlene Mau                            /s/ Loretta Yajima
---------------------------------           ------------------------------------
Sharlene Mau, Trustee                       Loretta Yajima, Trustee

/s/ Jeanette Lum Chun                       /s/ Jeanette Lum Chun
--------------------------------            ------------------------------------
Jeanette Lum Chun, Trustee                  Jeanette Lum Chun, Trustee

LORETTA HUNG WUN LUKE TRUST                 WARREN KWAN KEE LUKE TRUST
DATED MAY 14, 1961                          DATED MAY 14, 1961

/s/ Warren K.K. Luke                        /s/ Jeanette Lum Chun
--------------------------------            ------------------------------------
Warren K.K. Luke, Trustee                   Jeanette Lum Chun, Trustee

/s/ Janice Loo                              KAN JUNG LUKE
--------------------------------
Janice Loo, Trustee

/s/ Jeanette Lum Chun                       Warren K.K. Luke
--------------------------------            ------------------------------------
Jeanette Lum Chun, Trustee                  Warren K.K. Luke, Attorney-in-fact

BEATRICE LUM LUKE TRUST                     K.J.L. ASSOCIATES, A HAWAII LIMITED
DATED MAY 26, 1983                          PARTNERSHIP

                                            By: K.J.L., Inc., Corporate General
                                                Partner

/s/ Beatrice Luke                           /s/ Warren K.K. Luke
--------------------------------            ------------------------------------
Beatrice Luke, Trustee                      Warren K.K. Luke, Vice President
                                            and Secretary

                                                   EXHIBIT 17(d)(1) of the 13E-3

                        HAWAII NATIONAL BANCSHARES, INC.


                              45 North King Street

                             Honolulu, Hawaii 96817

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                        ---------------------------------

NOTICE IS HEREBY GIVEN that, pursuant to call of its Directors, the Annual Meeting of Shareholders of Hawaii National Bancshares, Inc. (the "Company") will be held in the Board Room of the Banking House, Fourth Floor, 45 North King Street, Honolulu, Hawaii 96817, on ___________, August __, 1999, at _____ a.m.,
for the purpose of considering and voting upon the following matters:


        1. AMENDMENT OF ARTICLES OF INCORPORATION. TO CONSIDER AND ACT UPON A proposal to amend the Company's Articles of Incorporation, to (i) reduce the number of shares of common stock which the Company is authorized to issue from 10 million shares, $1.00 par value per share ("Existing Shares"), to 50,000 shares, $200.00 par value per share ("New Common Stock"), and (ii) consolidate and convert each 200 outstanding Existing Shares into one share of New Common Stock.

        2. ELECTION OF DIRECTORS. To elect a Board of Directors to hold office until the next Annual Meeting of Shareholders or until their successors have been elected and qualified.

        3. WHATEVER OTHER BUSINESS may properly be brought before the meeting or any adjournment thereof.


Only those shareholders of record at the close of business on June 30, 1999, shall be entitled to notice of the meeting and to vote at the meeting.


                                        BY ORDER OF THE BOARD OF DIRECTORS



                                        Gordon J. Mau
                                        Secretary

Honolulu, Hawaii

July __, 1999


                             YOUR VOTE IS IMPORTANT

WE URGE YOU TO COMPLETE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. IF YOU DO ATTEND THE MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.

                                  TENDER OFFER


PLEASE NOTE: THE ENCLOSED PROXY STATEMENT ALSO ANNOUNCES, AND PROVIDES INFORMATION ABOUT, THE COMPANY'S OFFER TO PURCHASE ALL OF THE EXISTING SHARES THAT YOU OWN, AT $45.00 PER SHARE. THIS OFFER ("TENDER OFFER") COMMENCES ON JULY __, 1999 AND ENDS ON AUGUST _, 1999. IF YOU DESIRE TO SELL YOUR EXISTING SHARES IN THE TENDER OFFER, SEE "ABOUT THE ANNUAL MEETING," "SUMMARY OF THE TENDER OFFER" AND "THE TENDER OFFER."

                                TABLE OF CONTENTS



                                                                                          PAGE
                                                                                          ----
ABOUT THE ANNUAL MEETING....................................................................1

SUMMARY OF THE REVERSE STOCK SPLIT..........................................................3

SUMMARY OF THE TENDER OFFER.................................................................5

SUMMARY OF OTHER MATTERS IN CONNECTION WITH THE MEETING.....................................6

SPECIAL FACTORS.............................................................................7

        Purposes of the Reverse Stock Split and the Tender Offer............................7
        Alternatives Considered.............................................................8
        Reasons for the Reverse Stock Split.................................................8
        Reasons for the Tender Offer........................................................9
        Reasons for Undertaking the Reverse Stock Split and Tender Offer at This Time......10
        Effects of the Reverse Stock Split and Tender Offer................................10
        Certain Federal Income Tax Considerations..........................................11
        Fairness of the Reverse Stock Split and Tender Offer...............................13
        Opinion of Financial Advisor.......................................................17

ANNUAL MEETING OF SHAREHOLDERS.............................................................22

        Date, Time and Place...............................................................22
        Purpose ...........................................................................22
        Record Date; Shares Outstanding and Entitled to Vote...............................22
        Vote Required......................................................................22
        Voting, Solicitation and Revocation of Proxies.....................................23

THE REVERSE STOCK SPLIT....................................................................24

        General ...........................................................................24
        Background.........................................................................24
        Basic Terms of the Reverse Stock Split.............................................25
        Exchange of Stock Certificates.....................................................27
        Cash for Fractional Shares.........................................................27
        Conditions of the Reverse Stock Split; Regulatory Approvals........................28
        Effect on Market for Shares........................................................28
        Termination of Exchange Act Registration...........................................28
        Fees and Expenses; Sources of Funds; Luke Family Purchasers........................28
        Interests of Certain Persons in the Reverse Stock Split............................31
        Rights of Dissenting Shareholders..................................................31
        Recommendation of the Board of Directors...........................................35

                                                                                          PAGE
                                                                                          ----
THE TENDER OFFER...........................................................................35

        General ...........................................................................35
        Tender Offer Open to All Shareholders..............................................35
        Basic Terms of the Tender Offer....................................................36
        Investment Considerations..........................................................37
        Tender Offer Procedures............................................................38
        Possible Extension or Termination..................................................39
        Determination Of Validity..........................................................40
        Lost, Destroyed or Stolen Certificates.............................................40
        Withdrawal Rights..................................................................40
        Conditions to the Tender Offer.....................................................41
        Effect on Market for Shares........................................................42
        Fees and Expenses; Sources of Funds................................................43
        Interests of Certain Persons in the Tender Offer...................................43
        Approval by the Board of Directors; No Shareholder Approval Required...............43

MARKET AND DIVIDEND INFORMATION............................................................43

        Market Information.................................................................43
        Number of Equity Holders...........................................................44
        Dividends..........................................................................44

FINANCIAL INFORMATION/RATIO OF EARNINGS TO FIXED CHARGES...................................44

ELECTION OF DIRECTORS......................................................................45

        General............................................................................45
        Information With Respect to Directors/Nominees.....................................45
        Compensation of Directors..........................................................47
        Information Regarding the Board of Directors and Committees........................48
        Required Vote; Recommendation of the Board of Directors............................49

EXECUTIVE COMPENSATION.....................................................................49

        Compensation of Named Executive Officers...........................................49
        Summary Compensation Table.........................................................49
        Pension Plan.......................................................................50

ESTIMATED ANNUAL PENSION PAYABLE AT AGE 65.................................................51

        Compensation Committee Report on Executive Compensation............................51
        Performance Graph..................................................................52
        Compensation Committee Interlocks and Insider Participation........................53

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS/MANAGEMENT PRINCIPAL SHAREHOLDERS..........53

SECURITY OWNERSHIP OF MANAGEMENT...........................................................56

        Named Executive Officers...........................................................56

                                                                                          PAGE
                                                                                          ----
TRANSACTIONS IN COMMON STOCK...............................................................56

        Public Offerings in Past Three Years...............................................56
        Purchases by Company, Officers, Directors or Affiliates in Past Two Years..........56

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............................................57

COMPLIANCE WITH SECTION 16(a) REQUIREMENTS.................................................58

RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS..................................................58

SHAREHOLDER PROPOSALS......................................................................59

WHERE YOU CAN FIND MORE INFORMATION........................................................59

INFORMATION INCORPORATED BY REFERENCE......................................................59

OTHER BUSINESS.............................................................................60

APPENDIX A - HAWAII BUSINESS CORPORATION ACT

APPENDIX B - PROPOSED AMENDMENT TO HAWAII NATIONAL BANCSHARES, INC.
             ARTICLES OF INCORPORATION

APPENDIX D - QUARTERLY REPORT ON FORM 10-Q FOR THE THREE MONTHS ENDED
             MARCH 31, 1999

                    PRELIMINARY PROXY/TENDER OFFER STATEMENT

                        HAWAII NATIONAL BANCSHARES, INC.
                              45 North King Street
                                  P.O. Box 3740
                             Honolulu, Hawaii 96812
                                 (808) 528-7711

                             -----------------------

THIS PROXY STATEMENT AND THE ACCOMPANYING FORM OF PROXY ARE BEING SENT TO SHAREHOLDERS OF HAWAII NATIONAL BANCSHARES, INC. (THE "COMPANY") ON OR ABOUT JULY ___, 1999 FOR USE IN CONNECTION WITH THE ANNUAL MEETING OF SHAREHOLDERS OF THE COMPANY ("ANNUAL MEETING") TO BE HELD ON AUGUST ___, 1999. THIS DOCUMENT ALSO SERVES AS THE TENDER OFFER STATEMENT IN CONNECTION WITH THE TENDER OFFER THAT IS SUMMARIZED BELOW AND DESCRIBED UNDER "THE TENDER OFFER."


THE TRANSACTIONS DESCRIBED IN THIS PROXY/TENDER OFFER STATEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                            ABOUT THE ANNUAL MEETING

WHEN AND WHERE IS THE ANNUAL MEETING?


        The Annual Meeting will be held at 10:00 a.m. on ____________, August ___, 1999, in the Board Room of the Banking House, Fourth Floor, 45 North King Street, Honolulu, Hawaii 96817.


WHAT IS THE PURPOSE OF THE ANNUAL MEETING?

        At the Annual Meeting, shareholders will act upon the matters outlined in the accompanying notice of meeting, including a proposal to amend the Company's Articles of Incorporation to provide for a one-for-200 reverse stock split (the "Reverse Stock Split") and the election of directors.

WHAT ARE THE COMPANY'S OBJECTIVES?

        On April 27, 1999, the Company's Board of Directors adopted resolutions providing for a going-private plan (the "Plan") to restructure the share ownership of the Company. The purpose of the Plan is to reduce the number of Company shareholders below 300, thus allowing the

Company to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended (the "1934 Act"). This will allow the Company to eliminate the substantial time and expense associated with 1934 Act compliance. The Company's Board of Directors believes that the Company's shareholders derive little benefit from the Company's status as a publicly-held corporation. Over the past several years, the Company believes that third-party purchase or sale transactions have been negligible. Since January 1, 1996, shares representing less than 4% of the Company's outstanding common stock (just over 1% on a annualized basis) have been purchased or sold. Accordingly, the Company believes that the benefit of the public market for the Existing Shares is limited. The Plan will also allow the Company to operate effectively as a private company, which is more consistent with its ownership concentration. See "SPECIAL FACTORS
- Reasons for the Reverse Stock Split."


HOW WILL THESE OBJECTIVES BE ACCOMPLISHED?

o A ONE-FOR-200 REVERSE STOCK SPLIT ("REVERSE STOCK SPLIT") that will have the effect of eliminating the shares of all Company shareholders who own less than 200 shares of the Company's currently outstanding common stock ("Existing Shares") by converting such Existing Shares into a right to receive cash in the amount of $45.00 per Existing Share. Company shareholders who own 200 or more Existing Shares will have each 200 of such shares converted into one share of common stock (the "New Common Stock") and will receive cash in lieu of fractional shares at $45.00 per Existing Share, unless such shareholders elect to participate in the tender offer described below. The Reverse Stock Split is summarized below and is described in detail under "THE REVERSE STOCK SPLIT."


o A TENDER OFFER ("TENDER OFFER") extended to all Company shareholders. Although it is open to all shareholders, the Tender Offer is primarily directed at those shareholders who own 200 or more Existing Shares (that is, all shareholders who will not have all of their Existing Shares automatically converted into a right to receive cash as a result of the Reverse Stock Split). The Company will offer to purchase all (but not less than all) of --- the Existing Shares owned by any Company shareholder at $45.00 per share. THE TENDER OFFER WILL COMMENCE ON JULY ____, 1999 AND END AT 5:00 P.M. HONOLULU TIME ON AUGUST ___, 1999. The Tender Offer is summarized below and is described in detail under "THE TENDER OFFER." The Tender Offer is subject to certain conditions, which are described at "THE TENDER OFFER - Conditions to the Tender Offer." The Company does not believe that Mr. K.J. Luke, together with his family, descendants and their related entities (the "Luke Family") will tender any of their Existing Shares in the Tender Offer. See "THE TENDER OFFER - Interests of Certain Persons in the Tender Offer."



o A PRIVATE PLACEMENT OF NEW COMMON STOCK, to occur immediately after the filing of the amendment to the Company's Articles of Incorporation and the concurrent termination of the Tender Offer. The closing of the private placement, the filing of the Company's amended Articles of Incorporation, and the termination of the Tender Offer will all occur on August ___, 1999. In the private placement, the Company will sell shares of New Common Stock to members of the Luke Family and entities owned or controlled by them (the "Luke Family Purchasers"), at an effective pre-Reverse Stock Split price of $45.00 per share (which is the same price offered in the Tender Offer). The proceeds of this private placement will be used to fund the Reverse Stock Split and the Tender Offer. See "THE REVERSE STOCK SPLIT - Fees and Expenses; Sources of Funds; Luke Family Purchasers."


        IF YOU OWN LESS THAN 200 EXISTING SHARES, AND IF THE REVERSE STOCK SPLIT IS APPROVED AND IMPLEMENTED, YOU WILL RECEIVE CASH FOR THE SHARES THAT YOU OWN. SEE "THE REVERSE STOCK SPLIT." YOU MAY TENDER SUCH SHARES IN THE TENDER OFFER, BUT YOU DO NOT NEED TO DO SO, AS YOU WILL RECEIVE THE SAME AMOUNT OF CASH PURSUANT TO THE REVERSE STOCK SPLIT AS YOU WOULD RECEIVE IN THE TENDER OFFER. SEE "THE TENDER OFFER - TENDER OFFER OPEN TO ALL SHAREHOLDERS."

        IF YOU OWN 200 OR MORE EXISTING SHARES, YOU WILL RECEIVE ONE SHARE OF NEW COMMON STOCK FOR EACH 200 SHARES OF EXISTING COMMON STOCK THAT YOU OWN, AND CASH IN LIEU OF ANY FRACTIONAL SHARE. YOU MAY ELECT, HOWEVER, TO SELL ALL (BUT NOT LESS THAN ALL) OF YOUR EXISTING SHARES TO THE COMPANY IN THE TENDER OFFER. SEE "THE TENDER OFFER."

                       SUMMARY OF THE REVERSE STOCK SPLIT

WHAT EFFECT WILL THE REVERSE STOCK SPLIT HAVE ON ME?

o If you own less than 200 Existing Shares on the effective date of the Reverse Stock Split, you will receive cash in lieu of the fractional share of New Common Stock to which you would otherwise be entitled, at a price equal to $45.00 per Existing Share. After the effective date of the Reverse Stock Split, you will have no continuing interest as a shareholder of the Company. As noted under "THE TENDER OFFER - Tender Offer Open to All Shareholders" below, you may tender your Existing Shares in the Tender Offer, but you need not do so, as the amount per share you would receive is the same as you will receive pursuant to the Reverse Stock Split.

o If you own 200 or more Existing Shares on the effective date of the Reverse Stock Split, you will receive one (1) share of New Common Stock for each 200 shares of Existing Common Stock that you own, and you will receive cash (at a rate equal to $45.00 per Existing Share) in lieu of any fractional share that would otherwise be issuable. However, you may elect to participate in the Tender Offer, in which case the Company would purchase all of your Existing Shares, at $45.00 per share, and you would not receive any shares of New Common Stock.

        See "THE REVERSE STOCK SPLIT - Basic Terms of the Reverse Stock Split."

AM I ENTITLED TO DISSENT FROM THE REVERSE STOCK SPLIT?

        To be able to dissent from the Reverse Stock Split and demand the right to receive a cash payment from the Company for the fair value of the Existing Shares held by any such dissenter, a record shareholder must file a notice in writing with the Company before the time of the vote to approve the Reverse Stock Split at the Annual Meeting, advising that the shareholder intends to demand to be paid fair compensation for his or her Existing Shares, and such dissenting shareholder must refrain from voting for the Reverse Stock Split at the Annual Meeting. Dissenting shareholders also must follow the procedures set forth in the Hawaii Business Corporations Act, the applicable sections of which are attached to this Proxy/Tender Offer

Statement as APPENDIX A. The failure of a shareholder to follow the specific requirements set forth in the Hawaii Business Corporations Act concerning such dissenters' rights will result in the loss of such rights. See "THE REVERSE STOCK SPLIT - Rights of Dissenting Shareholders."

WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT?


        Shareholders who receive cash upon redemption of their fractional share interests in the New Common Stock as a result of the Reverse Stock Split will generally recognize gain or loss based on their adjusted basis in the fractional share interests redeemed. The Company has not received an opinion of counsel in connection with the tax consequences of the Reverse Stock Split. Each shareholder is urged to consult his or her own tax advisor regarding the tax consequences of the Reverse Stock Split. See "SPECIAL FACTORS - Certain Federal Income Tax Considerations."


WHAT IS THE BOARD'S RECOMMENDATION?

        The Board of Directors recommends that you vote "FOR" the proposal to amend the Company's Articles of Incorporation, effecting the Reverse Stock Split.


        At a meeting held on April 27, 1999, the Company's Board of Directors unanimously approved the Plan, including the Reverse Stock Split. The Board of Directors has unanimously concluded that the Plan, and the Reverse Stock Split provided for in the Plan, is fair to, and in the best interests of, the Company and its shareholders. See "SPECIAL FACTORS - Fairness of the Reverse Stock Split and Tender Offer."


WHAT VOTE IS REQUIRED TO APPROVE THE REVERSE STOCK SPLIT?

        The affirmative vote of at least 66 2/3% of all Existing Shares outstanding on the record date is required to approve the amendment of the Company's Articles of Incorporation to effect the Reverse Stock Split.

        As described under "ANNUAL MEETING OF SHAREHOLDERS - Vote Required," those members of the Luke Family who are Company directors, executive officers or 10% shareholders have indicated that they intend to vote in favor of the Reverse Stock Split. Thus, approval of the Reverse Stock Split is assured. Only two of the five directors of the Company (Messrs. Arthur S.K. Fong and Tan Tek
Lum) are outside directors (i.e., neither a member of the Luke Family nor an employee of the Company or Hawaii National Bank, the Company's subsidiary). See "THE REVERSE STOCK SPLIT - Interests of Certain Persons in the Reverse Stock Split."

HAS THE COMPANY OBTAINED AN INDEPENDENT OPINION REGARDING THE REVERSE STOCK
SPLIT?


        Banc of America Securities LLC ("BAS"), formerly known as NationsBanc Montgomery Securities LLC, has rendered its opinion as investment bankers to the Board with respect to the fairness from a financial point of view to the shareholders of the Company of the cash consideration to be received by such shareholders in the Reverse Stock Split and the Tender Offer. See "SPECIAL FACTORS - Opinion of Financial Advisor."


                           SUMMARY OF THE TENDER OFFER

WHY IS THE COMPANY CONDUCTING THE TENDER OFFER?


        The purpose of the Tender Offer is to allow Company shareholders who own 200 or more Existing Shares to sell such shares at the same price ($45.00 per share) as will be received by shareholders who receive cash for all of their Existing Shares pursuant to the Reverse Stock Split.


        Holders of 200 or more Existing Shares who elect not to sell such shares to the Company pursuant to the Tender Offer will receive New Common Stock as described in "THE REVERSE STOCK SPLIT." Because there may be some disadvantages associated with owning shares of New Common Stock (see "THE TENDER OFFER - Investment Considerations"), the Company has determined to offer persons who will otherwise receive such shares the option to sell their Existing Shares for cash. See "SPECIAL FACTORS - Reasons for the Tender Offer."

WHO CAN PARTICIPATE IN THE TENDER OFFER?

        All Company shareholders may participate in the Tender Offer. The Tender Offer is open to all shareholders in order to comply with applicable rules and regulations of the Securities and Exchange Commission ("SEC"). However, if you own less than 200 Existing Shares, you will receive cash for such shares assuming the Reverse Stock Split is effective, so you do not need to participate in the Tender Offer, as you would receive the same amount of cash per share in the Tender Offer. See "THE TENDER OFFER - Tender Offer Open to All Shareholders." The Company does not believe that members of the Luke Family will tender their Existing Shares in the Tender Offer. See "THE TENDER OFFER - Interests of Certain Persons in the Tender Offer."

WHAT DOES THE TENDER OFFER MEAN TO ME?


        You may sell all (but not less than all) of your Existing Shares to the Company pursuant to the Tender Offer. The Company will purchase all Existing Shares validly tendered pursuant to the terms of the Tender Offer at a purchase price of $45.00 per Existing Share. To participate in the Tender Offer, a shareholder must deliver his or her Existing Shares to the Company with the accompanying Letter of Transmittal as described under "THE TENDER OFFER Tender Offer Procedures" by the Expiration Date. The Expiration Date is August ___, 1999 or such later date to which the Company may extend the Tender Offer as described under "THE TENDER OFFER - Basic Terms of the Tender Offer."

        The consummation of the Tender Offer is conditioned on the approval by the Company's shareholders of, and the effectiveness of, the Reverse Stock Split and also on the satisfaction or waiver of the conditions described under "THE TENDER OFFER - Conditions to the Tender Offer." The Company intends to file amended Articles of Incorporation, making the Reverse Stock Split effective, on August ___, 1999 immediately following the Annual Meeting. August ___, 1999 is also the Expiration Date of the Tender Offer. Pending the Termination Date, all tendered Existing Shares will be held in safekeeping, and not accepted for payment by the Company. The Company will accept for payment all properly tendered Existing Shares promptly after the latest to occur of (i) the Expiration Date or (ii) the satisfaction or waiver of the conditions to the Tender Offer. See "THE TENDER OFFER - Tender Offer Procedures; Conditions to the Tender Offer." Prior to the Expiration Date, you may withdraw your Existing Shares from the Tender Offer by providing a written notice to the Company. See "THE TENDER OFFER Withdrawal Rights."


WHAT OTHER MATTERS SHOULD I CONSIDER IN EVALUATING THE TENDER OFFER?

        Following the Reverse Stock Split, the Company intends to terminate its registration under the 1934 Act, and thereafter it will not be required to file periodic reports with the SEC. It is expected that there will be little or no market for shares of New Common Stock. Although it has no present plans to do so, the Company reserves the right to take corporate action in the future in order to eliminate non-tendering shareholders who are not members of the Luke Family, causing the Company to be wholly owned by the Luke Family. See "THE TENDER OFFER - Investment Considerations."


        NEITHER THE COMPANY, THE BOARD OF DIRECTORS, THE LUKE FAMILY PURCHASERS NOR BAS MAKES ANY RECOMMENDATION AS TO WHETHER ANY COMPANY SHAREHOLDER SHOULD TENDER OR RETAIN HIS OR HER EXISTING SHARES IN THE TENDER OFFER.


WHAT ARE THE FEDERAL TAX CONSEQUENCES OF PARTICIPATING IN THE TENDER OFFER?


        Shareholders who receive cash from the Company as a result of tendering their Existing Shares in the Tender Offer will recognize gain or loss based on their adjusted basis in the shares purchased by the Company. Each shareholder is urged to consult his or her tax advisor regarding the tax consequences of tendering his or her Existing Shares in the Tender Offer. See "SPECIAL FACTORS - Certain Federal Income Tax Considerations."


                     SUMMARY OF OTHER MATTERS IN CONNECTION
                                WITH THE MEETING

WHAT DO I NEED TO DO NOW?

        ALL COMPANY SHAREHOLDERS will vote on the Reverse Stock Split and on the election of directors. Read this Proxy/Tender Offer Statement and mail your signed proxy card in the enclosed return envelope as soon as possible, so that your shares can be represented at the Annual Meeting.

        ALL COMPANY SHAREHOLDERS MAY PARTICIPATE IN THE TENDER OFFER. However, as described under "THE TENDER OFFER - Tender Offer Open to All Shareholders," if you own less than 200 Existing Shares, you need not participate in the Tender Offer, as you will automatically receive the same amount per Existing Share pursuant to the Reverse Stock Split. IF YOU OWN 200 OR MORE EXISTING SHARES, you have two choices. You may either sell your Existing Shares to the Company in the Tender Offer, or you may retain such shares. If you retain your Existing Shares, and if the Reverse Stock Split is approved, you will receive shares of New Common Stock, and cash in lieu of fractional shares, as described under "THE REVERSE STOCK SPLIT." THE TENDER OFFER COMMENCES ON JULY ___, 1999 AND TERMINATES AT 5:00 P.M. HONOLULU TIME ON AUGUST ___, 1999. IF YOU ELECT TO PARTICIPATE IN THE TENDER OFFER, YOU SHOULD READ THIS PROXY/TENDER OFFER STATEMENT, AND FOLLOW THE INSTRUCTIONS IN "THE TENDER OFFER - TENDER OFFER PROCEDURES."


CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

        Yes. See "ANNUAL MEETING OF SHAREHOLDERS - Voting, Solicitation and Revocation of Proxies."

SHOULD I SEND MY STOCK CERTIFICATES IN NOW?

        IF YOU DO NOT WANT TO PARTICIPATE IN THE TENDER OFFER, DO NOT SEND IN YOUR STOCK CERTIFICATES NOW. After the Reverse Stock Split is approved and effected, the Company will send you instructions for submitting your stock certificate(s) in exchange for a stock certificate representing your shares of New Common Stock, if any, and cash in lieu of fractional shares.


        IF YOU ELECT TO PARTICIPATE IN THE TENDER OFFER (REGARDLESS OF THE NUMBER OF EXISTING SHARES THAT YOU OWN), YOU SHOULD SEND IN YOUR STOCK CERTIFICATE(S) NO LATER THAN AUGUST ___, 1999, in accordance with the instructions in "THE TENDER OFFER - Tender Offer Procedures." However, you must tender all of the shares that you own of record to participate in the Tender Offer.

                                 SPECIAL FACTORS

        In considering whether to vote in favor of the Reverse Stock Split or to participate in the Tender Offer, shareholders should carefully consider the Special Factors discussed below, including discussion as to the fairness to the Company's shareholders of the Reverse Stock Split and Tender Offer.

PURPOSES OF THE REVERSE STOCK SPLIT AND THE TENDER OFFER

        The purpose of the Reverse Stock Split is to reduce the number of Company shareholders below 300 by buying the Existing Shares of small shareholders (shareholders owning less than 200 Existing Shares) of the Company. Once the Company has less than 300 shareholders, it will be able to deregister its common stock under the 1934 Act, and will no longer be subject to the regulatory and reporting requirements of that Act. The Board of Directors has determined that few shareholders receive any significant benefit from the Company's compliance with the 1934 Act, as described below under "Reasons for the Reverse Stock Split."

        The purpose of the Tender Offer is to allow Company shareholders who own 200 or more Existing Shares to sell such shares to the Company at the same price per share as will be received by shareholders who receive cash for their shares in the Reverse Stock Split. The Board of Directors has determined that offering Company shareholders the opportunity to sell their Existing Shares to the Company in the Tender Offer is appropriate for the reasons described below under "Reasons for the Tender Offer."

        The purposes of the Reverse Stock Split and the Tender Offer insofar as the Luke Family Purchasers are concerned are the same as those of the Company described above. The purpose of the Luke Family Purchasers' participation in the transactions, as buyers of New Common Stock in the Private Placement, is to provide funds necessary for the consummation of the transactions and to continue as shareholders of the Company following such transactions. See "THE REVERSE STOCK SPLIT - Fees and Expenses; Sources of Funds; Luke Family Purchasers."

        No directors, officers or affiliate of the Company has any purpose with respect to the Reverse Stock Split or Tender Offer that is separate from or different than the Company's purposes for those transactions as described above.

ALTERNATIVES CONSIDERED

        The Board of Directors considered, as a possible alternative to the Reverse Stock Split and Tender Offer, a merger of the Company into a newly-formed corporation owned either by the Company or the Luke Family, with conversion of the outstanding Existing Shares occurring in the same general manner as in the Reverse Stock Split. The Board determined that this alternative was unduly burdensome due to constraints imposed by state and federal securities laws and the need for filings with, and approval of, bank regulatory agencies. In addition to these constraints, the Board did not believe that such an alternative transaction would result in any benefit to Company shareholders, in terms of consideration to be received, over that to be received in the Reverse Stock Split and Tender Offer. The Luke Family Purchasers did not separately consider any alternatives to the Reverse Stock Split or the Tender Offer.

REASONS FOR THE REVERSE STOCK SPLIT

        In considering the Reverse Stock Split, the Board of Directors determined that there was little benefit to either the Company or its shareholders from the Company's status as a public company. Approximately 88% of Existing Shares are owned by members of the Luke Family. There are no shareholders with significant holdings outside the Luke Family. Approximately 1,138 Company shareholders of record own less than 250 Existing Shares each. Of such shareholders, approximately 854 own less than 50 Existing Shares each. Given the very large percentage of Existing Shares owned by the Luke Family, and the large number of shareholders with very small holdings of Existing Shares, the Board of Directors no longer believes that it is efficient to allocate corporate resources, including management time, to compliance with SEC regulatory and reporting requirements for public companies. Given the relative lack of trading activity in the Existing Shares, the Board believes few shareholders receive any significant benefit from such compliance. In considering the effect of its public company status on its operations and business plan, the Board believes both would be enhanced if Company management had the flexibility to make long-term decisions without disproportionate emphasis on the short-term profitability associated with such decisions in the context of a more broadly held public reporting company.

        As a result of the current composition of stock ownership and the relative lack of trading in the Existing Shares, the Board of Directors believes that the risks and expenses of continuing as a publicly-held company substantially outweigh the benefits to current shareholders. Accordingly, the Board of Directors proposed the Reverse Stock Split to achieve the following purposes:

o To reduce the number of shareholders of record of the Company to less than 300 in order to terminate the registration of the Company's common stock under the 1934 Act;

o To relieve the Company of the burdens, risks and costs associated with the regulatory and reporting requirements of the 1934 Act and the rules and regulations of the SEC pursuant to the 1934 Act (see "Termination of Exchange Act Registration"), which have not, in view of the relatively inactive trading market for Existing Shares, provided countervailing benefits;

o To facilitate management's long-term business plan of growth without undue emphasis on short-term profitability;

o To enable management to pursue the Company's long-term business plan without consideration of its effects on public shareholders and the risks of liability resulting from its status as a public company;

o To reduce the costs of servicing small shareholders, while at the same time paying such shareholders what the Company believes is a fair price for their Existing Shares in an otherwise illiquid market.

o To allow shareholders to avoid incurring the attendant costs of a sale on the open market, including sales commissions, with the price of such market sales uncertain due to the sometimes significant spread (as much as 20% historically) between bid and ask prices for Existing Shares.

REASONS FOR THE TENDER OFFER

        Based on current shareholder records, the Company believes that the effect of the Reverse Stock Split will be to reduce the number of Company shareholders below 300, thus allowing the Company to accomplish its objective of deregistering under the 1934 Act. The purpose of the Tender Offer is to allow Company shareholders who own 200 or more Existing Shares to sell such shares at the same price per share as will be received by shareholders who receive cash for their shares in the Reverse Stock Split. If the Company did not conduct the Tender Offer, shareholders owning 200 or more Existing Shares would only have the right to receive New Common Stock as a result of the Reverse Stock Split (except for the receipt of cash in lieu of fractional shares), and would not have the opportunity to liquidate their investment in the Company by receiving cash for all of their shares.

        Because there may be certain disadvantages to owning New Common Stock (see "Investment Considerations" below) the Board of Directors has determined to approve the Tender Offer to provide shareholders who would receive such New Common Stock with a liquidation alternative. Additionally, as described under "THE TENDER OFFER - Investment Considerations," the Company reserves the right to take corporate action in the future to cause the Company to be wholly owned by the Luke Family, and the Tender Offer, if it is elected by some or all non-Luke Family shareholders, may serve to facilitate this objective.

REASONS FOR UNDERTAKING THE REVERSE STOCK SPLIT AND TENDER OFFER AT THIS TIME.

        As noted below under "Fairness of the Reverse Stock Split and Tender Offer" below, the Board of Directors has informally discussed the feasibility of reducing the number of Company shareholders, in order to permit deregistration under the 1934 Act, for a number of years. Until 1998, however, the Existing Shares had generally historically traded at prices below book value, and the Board did not believe that it was appropriate to proceed with a going-private transaction under such circumstances. The Company determined to proceed with the Plan, including the Reverse Stock Split and the Tender Offer, at this time because of the continuing stagnant state of the economy in Hawaii, and the probable effect of this fact on the earnings and results of operations of the Company, and because of the lack of trading activity in the Existing Shares.

EFFECTS OF THE REVERSE STOCK SPLIT AND TENDER OFFER

        The effect of the Reverse Stock Split will be to convert the share ownership interest of each shareholder who owns less than 200 Existing Shares into a right to receive cash, in an amount equal to $45.00 per Existing Share. Such shareholders will cease to be shareholders of the Company, and will not have any interest in the equity or future prospects of the Company. Company shareholders who own 200 or more Existing Shares and who elect not to tender such shares in the Tender Offer will receive one share of New Common Stock for each 200 Existing Shares that they own, and will receive cash for any resulting fraction of a share of new Common Stock. See "THE REVERSE STOCK SPLIT - Basic Terms of the Reverse Stock Split."

        The effect of the Tender Offer will be to further reduce the number of Company shareholders, to the extent that holders of 200 or more Existing Shares elect to sell such shares in the Tender Offer.

        The effect of the Reverse Stock Split and the Tender Offer on the Company will be to reduce the number of Company shareholders to below 300, thus allowing the Company to deregister its common stock under the 1934 Act, as described at "Reasons for the Reverse Stock Split." By eliminating the share ownership interests of Company shareholders with less than 200 Existing Shares, the Reverse Stock Split will eliminate the opportunity of such shareholders to participate in any potential future growth of the Company; however, the Board of Directors has determined that this loss of opportunity is offset by the consideration to be paid to such shareholders. See "SPECIAL FACTORS - Fairness of the Reverse Stock Split" below.

        The effect of the Reverse Stock Split and the Tender Offer on the Luke Family Purchasers will be that they, together with other Luke Family members and shareholders who receive shares of New Common Stock pursuant to the Reverse Stock Split, will be shareholders in the Company, which will be privately held following the Company's deregistration under the 1934 Act. The Company's capitalization following the consummation of the Reverse Stock Split and Tender Offer will effectively be unchanged. See "THE TENDER OFFER - Investment Considerations." The Luke Family Purchasers will, as holders of New Common Stock, share in a portion of any future increase in the Company's value, but will have corresponding exposure and risk depending on the Company's future performance.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        The receipt by a holder of Existing Shares of (i) cash in lieu of fractional shares of New Common Stock pursuant to the Reverse Stock Split and
(ii) cash in connection with the tender of such shares pursuant to the Tender Offer, will be a taxable transaction for federal income tax purposes under the United States Internal Revenue Code of 1986, as amended (the "Code").

        Under Section 302 of the Code, a shareholder will recognize gain or loss upon receiving cash in lieu of fractional shares of New Common Stock pursuant to the Reverse Stock Split or upon the tender of Existing Shares pursuant to the Tender Offer if:

o The Reverse Stock Split or tender, as applicable, results in a "complete redemption" of all of the shareholder's Existing Shares;

o The receipt of cash is "substantially disproportionate" with respect to the shareholder; or

o The receipt of cash is "not essentially equivalent to a dividend" with respect to the shareholder.

        These three tests are applied by taking into account not only shares that a shareholder actually owns, but also shares that the shareholder constructively owns pursuant to Section 318 of the Code, as described below.

        If any one of the three tests is satisfied, the shareholder will recognize gain or loss on the difference between the amount of cash received by the shareholder pursuant to the Reverse Stock Split or the Tender Offer, as applicable, and the tax basis in the Existing Shares held by such shareholder prior to the Reverse Stock Split or Tender Offer, as the case may be. Provided that the Existing Shares constitute a capital asset in the hands of the shareholder, this gain or loss will be long-term capital gain or loss if the eligible Existing Shares are held for more than one year and will be short-term capital gain or loss if such shares are held for one year or less.

        Under the constructive ownership rules of Section 318 of the Code, a shareholder is deemed to constructively own shares owned by certain related individuals and entities in addition to shares directly owned by the shareholder. For example, an individual shareholder is considered to own shares owned by or for his or her spouse and his or her children, grandchildren and parents ("family attribution"). In addition, a shareholder is considered to own a proportionate number of shares owned by estates or certain trusts in which the shareholder has a beneficial interest, by partnerships in which the shareholder is a partner, and by corporations in which 50% or more in value of the stock is owned directly or indirectly by or for such shareholder. Similarly, shares directly or indirectly owned by beneficiaries of estates of certain trusts, by partners of partnerships and, under certain circumstances, by shareholders of corporations may be considered owned by these entities ("entity attribution"). A shareholder is also deemed to own shares which the shareholder has the right to acquire by exercise of an option.

        The receipt of cash by a shareholder pursuant to the Reverse Stock Split or the Tender Offer, as applicable, will result in a "complete redemption" of all of the shareholder's Existing Shares as long as the shareholder does not constructively own any shares of New Common Stock immediately after the Reverse Stock Split or receipt of payment pursuant to the Tender Offer. However, a shareholder may qualify for gain or loss treatment under the "complete redemption" test even though such shareholder constructively owns shares of New Common Stock provided that (i) the shareholder constructively owns shares of New Common Stock as a result of the family attribution rules (or, in some cases, as a result of a combination of the family and entity attribution rules), and (ii) the shareholder qualifies for a waiver of the family attribution rules (such waiver being subject to several conditions, one of which is that the shareholder has no interest in the Company immediately after the Reverse Stock Split or the receipt of payment pursuant to the Tender Offer, including as an officer, director or employee, other than an interest as a creditor.

        It is anticipated that most shareholders who receive cash in lieu of fractional shares of New Common Stock pursuant to the Reverse Stock Split or receive cash in connection with the tender of Existing Shares pursuant to the Tender Offer will qualify for capital gain or loss treatment as a result of satisfying the "complete redemption" requirements. However, if the constructive ownership rules prevent compliance with these requirements, such shareholder may nonetheless qualify for capital gain or loss treatment by satisfying either the "substantially disproportionate" or the "not essentially equivalent to a dividend" requirements. In general, the receipt of cash pursuant to the Reverse Stock Split or the Tender Offer will be "substantially disproportionate" with respect to the shareholder if the percentage of shares of New Common Stock owned by the shareholder immediately after the Reverse Stock Split, or the receipt of payment pursuant to the Tender Offer, is less than 80% of the percentage of Existing Shares directly and constructively owned by the shareholder immediately before the Reverse Stock Split (giving effect to the difference in number of shares due to the Reverse Stock Split) or the Tender Offer. Alternatively, the receipt of cash pursuant to the Reverse Stock Split or the Tender Offer will, in general, be "not essentially equivalent to a dividend" if the Reverse Stock Split or the receipt of payment pursuant to the Tender Offer results in a "meaningful reduction" in the shareholder's proportionate interest in the Company.

        If none of the three tests described above is satisfied, the shareholder will be treated as having received a taxable dividend in an amount equal to the entire amount of cash received by the shareholder pursuant to the Reverse Stock Split or the Tender Offer, as applicable.

        The receipt of shares of New Common Stock pursuant to the Reverse Stock Split by owners of more than 200 Existing Shares who elect not to participate in the Tender Offer will be a non-taxable transaction for federal income tax purposes. Accordingly, a holder of more than 200 Existing Shares who receives shares of New Common Stock will not recognize gain or loss, or dividend income, as a result of the Reverse Stock Split with respect to the shares of New Common Stock received (but, as described above, cash received in lieu of a fractional share of

New Common Stock will be a taxable transaction to the extent of such cash received). In addition, the basis and holding period of such shareholder's shares of New Common Stock will carry over as the basis and holding period of such shareholder's shares of New Common Stock.

        The backup withholding rules require a payor to deduct and withhold a tax if (i) the payee fails to furnish a taxpayer identification number ("TIN") to the payor; (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect; (iii) the payee has failed to properly report the receipt of "reportable payment" on several occasions and the IRS has notified the payor that withholding is required; or (iv) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to withholding under Section 3406 of the Code. As a result, if any one of the events discussed above occurs, the Company will be required to withhold a tax equal to 31% of any "reportable payment" made in connection with the Reverse Stock Split or the Tender Offer. A "reportable payment" includes, among other things, dividends and amounts paid through brokers in retirement of securities. Any amounts withheld from a payment to a shareholder under the backup withholding rules will be allowed as a refund or credit against such shareholder's federal income tax, provided that the required information is furnished to the IRS. Certain shareholders (including corporations and tax exempt organizations) are not subject to the backup withholding requirements.

        THE FOREGOING IS ONLY A GENERAL DESCRIPTION OF CERTAIN OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT AND THE TENDER OFFER, WITHOUT REFERENCE TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF ANY PARTICULAR SHAREHOLDER. EACH SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH SHAREHOLDER OF THE REVERSE STOCK SPLIT AND PARTICIPATION IN THE TENDER OFFER (INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS).

FAIRNESS OF THE REVERSE STOCK SPLIT AND TENDER OFFER

Position of the Board of Directors

        On April 27, 1999, the Board of Directors, by unanimous vote, approved and adopted the Plan. In approving and adopting the Plan, the Board of Directors determined that the Plan, which includes both the Reverse Stock Split and the Tender Offer, is fair to, and in the best interests of, the shareholders of the Company, including unaffiliated shareholders.

        In reaching its determination that the Reverse Stock Split and the Tender Offer are fair to the unaffiliated shareholders of the Company, the Board of Directors considered the following factors, each of which, in the view of the Board of Directors, supported such determination:

        o The current and historical market prices of the Existing Shares, including the fact that during the first quarter of 1999 the trading price of such shares ranged between $41.00 and $43.00.

        o The trading activity of Existing Shares, which indicates that the market for Existing Shares is extremely illiquid. Since January 1, 1996, for example, shares representing less than 4% of the outstanding Existing Shares (less than 1% on an annualized basis) have been purchased or sold.

        o Financial forecasts prepared by the Company's management, which are set forth under "Financial Projections" below.

        o The Board's knowledge of the state of the economy in Hawaii, which has been and is anticipated to continue to be relatively stagnant, and the fact that, due in large part to such stagnant economy, the Company's management estimates that the earnings per share growth rate for 1999 through 2001 is 0.0%.

        o The state of the Company's and the Bank's financial condition and results of operations, both currently and historically.

        o The opinion of BAS to the Board of Directors that the price per Existing Share to be received by the Company's shareholders in connection with the Reverse Stock Split and the Tender Offer was fair to such shareholders, from a financial point of view.

        o The report presented to the Board by BAS which included a discussion and analysis of the range of values of the Existing Shares based on:

                (i)     Discounted cash flow analysis;

                (ii) Analysis of comparable public companies, which included analysis of trading multiples based on price to book value; price to tangible book value (both of which, due to the Company's low earnings record, were considered less significant by BAS and the Board than other factors considered); price to the Company's estimated 1999 net earnings; price to deposits; and ratio of the tangible book premium being paid relative to core deposits;

                (iii) Analysis of selected merger transactions (which, due to the lack of directly comparable transactions, was considered less significant by BAS and the Board than other factors considered)

                (iv) Analysis of premiums paid in other tender offer transactions; and

                (v)     Earnings growth analysis.

        These factors, and the results of BAS's analysis of such factors, are summarized in "Opinion of Financial Advisor." Based on its review and careful consideration of BAS's report presented to the Board in connection with its opinion, the Board adopted the discussion of BAS regarding these factors.

        In light of the number and variety of factors that the Board of Directors considered in evaluating the fairness of the price to be paid for Existing Shares pursuant to the Reverse Stock Split and the Tender Offer, they did not find it practicable to assign relative weights to such factors, and, accordingly, did not do so.

        In connection with its deliberations, the Board of Directors did not consider, and did not request that BAS evaluate, the Company's liquidation value. The Board did not view the liquidation value to be a relevant measure of valuation given that the Company will continue as a going concern, which makes any consideration of liquidation of the Company or values that ultimately might be obtained from a liquidation highly speculative.

        In addition to the factors listed above, which bear primarily on the fairness of the price to be paid for Existing Shares from a financial point of view, the Board considered factors applicable to the fairness generally of the Reverse Stock Split and the Tender Offer, to all Company shareholders, including unaffiliated shareholders. The Board has informally discussed the feasibility of reducing the number of Company shareholders in order to permit deregistration under the 1934 Act for a number of years, but until 1998 the Existing Shares had generally historically traded at prices below book value, and the Board did not believe that it was appropriate to proceed with a going-private transaction under such circumstances. This fact, together with certain of the financial and economic factors described above, led the Board to conclude that the timing of the going-private transactions was fair to the Company's shareholders.

        The Board did consider that the Reverse Stock Split would eliminate the opportunity of shareholders owning less than 200 Existing Shares to participate in any potential future growth of the Company, but determined that the loss of opportunity was ameliorated by the consideration to be paid, which represented a market premium of approximately 10% at the time of announcement, particularly in view of the relative lack of a trading market for the Existing Shares and the fact that the Company's earnings per share growth rate is estimated to be flat in the near- to mid-term.

        The Board of Directors believes that the risks and expenses of continuing as a publicly-held company substantially outweigh any benefits to current shareholders. Additionally, in view of the large number of Company shareholders with very small holdings of Existing Shares, the Board believes that it is not in the best interests of the Company, or those of its shareholders with larger holdings of Existing Shares, to continue to allocate corporate resources, including management time, to compliance with public company regulatory and reporting requirements.

        The Board of Directors determined not to require that the Reverse Stock Split be approved by a majority of Company shareholders who are not Luke Family members, in view of the large number of Company shareholders with small holdings of Existing Shares and past voting practices of such shareholders, which have historically resulted in low voter response with respect to matters submitted to a shareholder vote.

        The Board of Directors determined that it was not feasible to establish an independent committee of unaffiliated directors. The Company's outside directors (Messrs. Arthur S. K. Fong and Tan Tek Lum) have not retained unaffiliated representatives to act on behalf of Company shareholders who are not Luke Family members, for the purpose of negotiating the terms of the Reverse Stock Split or the Tender Offer.

        The Board believes that the Reverse Stock Split and the Tender Offer are fair to unaffiliated shareholders despite the absence of such "procedural safeguards," based on its analysis of the factors described above. With respect to the Reverse Stock Split, the Board believes that the interests of unaffiliated shareholders owning less than 200 Existing Shares are adequately protected by their ability to dissent from the Reverse Stock Split and obtain payment for their shares under Hawaii law (see "Rights of Dissenting Shareholders."). Hawaii law does not require dissenters' rights in connection with a reverse stock split, and this right is being provided voluntarily by the Company as a procedural safeguard. Additionally, the terms of the Reverse Stock Split have been approved by the two outside Company directors, which serves as an additional procedural safeguard. The two outside directors did not vote separately as a group in voting to approve the Reverse Stock Split, but rather approved such transaction in connection with the Board's unanimous approval.

        With respect to the Tender Offer, in addition to the factors it considered as described above, the Board determines that the Tender Offer is fair to unaffiliated Company shareholders because it will allow those shareholders who own 200 or more Existing Shares the voluntary opportunity to elect to sell such Existing Shares at the same price as will be received by shareholders who receive cash for their shares in the Reverse Stock Split. These considerations are described above under "Reasons for the Tender Offer."

Position of the Luke Family Purchasers

        The Luke Family Purchasers also believe that the Reverse Stock Split and the Tender Offer are fair to all Company shareholders, including unaffiliated shareholders. Such belief is based on (i) the conclusions of, and the approval of, the Board of Directors, as well as the basis therefore, which conclusions and bases, as set forth above, are adopted by the Luke Family Purchasers and incorporated by reference. The Luke Family Purchasers did not find it practical to, and did not, quantify or otherwise attach relative weights to the specific factors that they considered.

        Financial Projections: In connection with its engagement of BAS to render its opinion described below, the Company provided certain internal forecasts regarding anticipated future operations to BAS, which BAS used in rendering its opinion.

        The internal financial forecasts prepared by Company management reflected the following forecasted information:

            Year         Total Revenues        Net Income      Diluted Earnings Per Share
            ----         --------------        ----------      --------------------------
            1999           $20,699,616           $310,184(1)              $0.44
            2000           $20,962,569           $179,350                 $0.25
            2001           $21,058,869           $213,654                 $0.30

        (1)     Including $102,000 of non-recurring income.

        The Company's forecasts were prepared for internal budgeting and planning purposes only and not with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. While presented with numerical specificity, the forecasts are based upon a variety of assumptions relating to the Company's business and are inherently subject to significant uncertainties and contingencies that are beyond the control of Company management, including the impact of general economic and business conditions in Hawaii, the competitive environment in which the Company operates and other relevant factors. Accordingly, actual results may differ materially from those forecasted. Although the Board was provided with these forecasts, the forecasts were only one of the many items considered by the Board.

        The inclusion of the forecasts in this Proxy/Tender Offer Statement should not be regarded as a representation by the Company or any other person that such forecasts are or will prove to be correct. As a matter of course, the Company does not make public projections or forecasts of its anticipated financial position or results of operations. Except to the extent required under applicable securities law, the Company does not intend to make publicly available an update or other revisions to any of the forecasts to reflect circumstances existing after the date of preparation of such forecasts.

Forward Looking Statements

        The discussion above regarding financial projections, and discussion involving the future operations of the Company, the state of the economy in Hawaii generally and similar matters elsewhere in this Proxy/Tender Offer Statement, include certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). This statement is included for the express purpose of availing the Company of the protections of the safe harbor provisions of the PSLRA. Management's ability to predict results or the effect of future events or plans is inherently uncertain, and is subject to factors that may cause actual results to differ materially from those projected. Such factors could include incorrect or incomplete assumptions underlying financial projections; unanticipated events that might either positively or negatively effect the Company and its business or the results of its operations; and the future of the economy of Hawaii generally.

OPINION OF FINANCIAL ADVISOR

        General: Pursuant to an engagement letter dated April 8, 1999 (the "Engagement Letter"), the Company engaged BAS to render to the Company's Board an opinion with respect to the fairness from a financial point of view of the price per Existing Share to be received by holders of the Company's Existing Shares in the Tender Offer and the Reverse Stock Split. BAS is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. The Company selected BAS to render the opinion on the basis of its experience and expertise and its reputation in the banking and investment communities. BAS was not retained nor did it advise the Company with respect to the terms or structure of the Reverse Stock Split or the Tender Offer or with respect to alternatives to the Reverse Stock Split or the Tender Offer or the Company's underlying decision to proceed with or effect the Reverse Stock Split or the Tender Offer.

        At a meeting of the Company's Board on April 27, 1999, BAS delivered its opinion that the price per Existing Share to be received by the holders of the Company's Existing Shares pursuant to the Tender Offer and the Reverse Stock Split was fair to such shareholders from a financial point of view, as of the date of such opinion.

        THE FULL TEXT OF BAS'S WRITTEN OPINION TO THE COMPANY'S BOARD, DATED APRIL 27, 1999, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND LIMITATIONS OF THE REVIEW BY BAS, IS ATTACHED HERETO AS APPENDIX C AND IS INCORPORATED HEREIN BY REFERENCE. THE FOLLOWING SUMMARY OF BAS'S OPINION IS QUALIFIED IN ITS ENTIRETY. BAS'S OPINION IS DIRECTED TO THE COMPANY'S BOARD IN ITS CONSIDERATION OF THE REVERSE STOCK SPLIT AND THE TENDER OFFER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF THE COMPANY'S EXISTING SHARES AS TO WHETHER SUCH HOLDER SHOULD TENDER EXISTING SHARES IN THE TENDER OFFER OR AS TO HOW SUCH HOLDER SHOULD VOTE WITH RESPECT TO THE REVERSE STOCK SPLIT AT THE ANNUAL MEETING. BAS'S OPINION ADDRESSES ONLY THE FINANCIAL FAIRNESS OF THE PER SHARE PRICE TO BE RECEIVED BY HOLDERS OF EXISTING SHARES IN THE REVERSE STOCK SPLIT AND THE TENDER OFFER AND DOES NOT ADDRESS THE RELATIVE MERITS OF ANY ASPECT OF THE REVERSE STOCK SPLIT OR THE TENDER OFFER OR ANY ALTERNATIVES TO THE REVERSE STOCK SPLIT OR THE TENDER OFFER. STATEMENTS TO SUCH EFFECT ARE INCLUDED IN BAS'S OPINION.

        In connection with its April 27, 1999 opinion, BAS, among other things:
(i) reviewed certain publicly available financial and other data with respect to the Company, including the consolidated financial statements for recent years and subsidiary bank financial statements for the quarter ended March 31, 1999 and certain other relevant financial and operating data relating to the Company made available to it from published sources and from the internal records of the Company; (ii) reviewed the financial terms and conditions of the Reverse Stock Split and the Tender Offer; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, the Existing Shares; (iv) compared the Company from a financial point of view with certain other companies in the banking industry which it deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the banking industry and selected "going-private" transactions involving self-tenders, which it deemed to be comparable, in whole or in part, to the Tender Offer and the Reverse Stock Split; (vi) reviewed and discussed with representatives of the management of the Company certain information of a business and financial nature regarding the Company, furnished to it by them, including financial forecasts and related assumptions of the Company; (vii) made inquiries regarding and discussed the Tender Offer and the Reverse Stock Split and other matters related thereto with the Company's counsel; and (viii) performed such other analyses and examinations as it deemed appropriate.

        In connection with its review, BAS did not assume any obligation independently to verify the foregoing information and relied on its being accurate and complete in all material respects. With respect to the financial forecasts for the Company provided to BAS by its management, upon their advice and with the Company's consent, BAS assumed for purposes of its opinion that the forecasts, including management's assessment of the prospects for earnings growth subsequent to 2001, were reasonably prepared on bases reflecting the best available estimates and judgments of its management at the time of preparation as to the future financial performance of the Company and that it provided a reasonable basis upon which BAS could form its opinion. BAS assumed that there were no material changes in the Company's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to BAS. BAS relied on advice of counsel and independent accountants to the Company as to all legal and financial matters with respect to the Company, the Tender Offer and the Reverse Stock Split. BAS assumed that the Tender Offer and the Reverse Stock Split will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the 1934 Act and all other applicable federal and state statutes, rules and regulations. In addition, BAS did not assume responsibility for reviewing any individual credit files, or making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company, nor was BAS furnished with any such appraisals. BAS is not an expert in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and assumed, with the Company's consent, that such allowances were in the aggregate adequate to cover such losses. Finally, BAS's opinion was based on economic, monetary and market and other conditions as in effect on, and the information made available to BAS as of, the date of the opinion.

        Set forth below is a brief summary of the information presented by BAS to the Company's Board of Directors on April 27, 1999 in connection with its opinion.

        Discounted Cash Flow Analysis: In performing the discounted cash flow analysis, BAS utilized management's estimates of future net income and assumed that any equity in excess of 7% generated through earnings would be distributed as cash distributions to shareholders of the Company over a four-year period. The estimated net income in the year 2003 was multiplied by estimated price to forward earnings multiples ranging from 10.0x to 14.0x to generate a terminal value representing the potential value of the Company in 2002. The cash distributions and the terminal value were discounted back to the present using a 15% discount rate. This analysis indicated that the present value of the Company's future stock price plus cash distributions ranged from $9.79 to $10.35 per share. The $45.00 Tender Offer and Reverse Stock Split price per Existing Share exceeded the range of values implied by this analysis.

        Comparable Public Company Analysis: BAS analyzed the trading multiples of a comparison group of three Hawaii-based banks and 21 publicly traded banks nationwide with assets less than $1 billion and a return on average assets of less than 1.00% on average over the last three years. The Company's return on average assets during this period was 0.17%. The multiples that were analyzed were price to book value, price to tangible book value, price to 1999 estimated earnings, price to deposits, and the ratio of the premium (i.e., purchase price in excess of tangible book value) to core deposits. The price to latest twelve months' earnings multiple was not considered due to the net loss that the Company reported for 1998. The median values of these multiples were then applied to the Company's financial data. Based on the group of three Hawaii-based banks, this analysis indicated that the Company's current Existing Share price should range from $5.50 to $56.17 per share. Based on two common measures of public market valuation, price to book value and price to tangible book value, the analysis indicated the Company's current Existing Share price should range from $44.03 to $48.65 with a median value of $48.11, as compared to the Tender Offer and the Reverse Stock Split price per Existing Share of $45.00 per share. BAS noted, however, that based on price to projected earnings, also a common measure of public market valuation, the Company's current Existing Share price should range from $5.50 to $5.63.

        Based on the group of 21 publicly traded banks, this analysis indicated that the Company's current Existing Share price should range from $4.89 to $45.04 per share. Based on the two common measures of public market valuation, price to book value and price to tangible book value, the analysis indicated the Company's current Existing Share price should range from $35.40 to $38.68 with a median value of $36.47, as compared to the Tender Offer and the Reverse Stock Split price per Existing Share of $45.00 per share. BAS noted, however, that based on the ratio of price to projected earnings, also a common measure of public market valuation, the Company's current Existing Share price should range from $4.89 to $5.48. As a result of the Company's low earnings record, BAS concluded that it was appropriate to consider less significant the ratios of price to book value and price to tangible book value.

        Analysis of Selected Merger Transactions: BAS reviewed the multiples paid in selected categories of bank transactions. Specifically, BAS reviewed selected bank transactions from January 1, 1990 to April 27, 1999 involving (i) merger transactions with transaction value greater than $10 million and less than $100 million that involved a seller with an ROA of less than 0.50% on average over the three year period prior to sale; and (ii) merger transactions for Hawaiian banks with a transaction value less than $100 million and greater than $5 million (one transaction only). As shown in the table below, the multiples paid by the Company in the Tender Offer and the Reverse Stock Split are below the multiples paid for the first group and similar to multiples paid in the single transaction involving a Hawaiian bank. For each transaction, BAS analyzed data illustrating, among other things, purchase price to book value, purchase price to "adjusted" book value (assuming a premium is paid on a 6% "normalized" equity to assets level and dollar for dollar for equity above 6%), purchase price to tangible book value, purchase price to adjusted book value, purchase price to deposits, the ratio of the premium (i.e., purchase price in excess of tangible book value) to core deposits, and the premium paid to the seller's stock price thirty days prior to announcement.

        A summary of the median multiples in the analysis is as follows:

                                          Price to   Price to
                               Price to     Tang.      Adj.                 Premium      Premium
                                 Book       Book       Book     Price to    to Core    to Price 30
Transaction Categories           Value      Value     Value     Deposits    Deposits   Days Prior
----------------------         --------   --------   --------   --------    --------   ----------
Selected Mergers with            1.3x       1.4x       1.5x      12.7%        3.7%        22.3%
Transaction Value
Greater than $10 Million
and Less than $100 Million

Hawaii: Liberty Bank             1.2x       1.2x       1.2x       8.6%        1.5%         NA
Merger with BankAmerica

Reverse Stock                    1.2x       1.2x       1.3x      11.6%        1.7%        9.8%
Split/Tender Offer Price

        No transaction used in the above analyses as a comparison is identical to the Reverse Stock Split and Tender Offer. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics of the companies and other factors that could affect the announced acquisition prices of the companies to which the Company is being compared. Given that only one of the transactions involved a Hawaii bank and all of the transactions represented acquisitions of an entire institution as opposed to a minority position, BAS considered this analysis to be less significant than its other analyses.

        Premiums Paid Analysis: BAS reviewed market premiums paid in five other self-tender offer transactions of $25 million or less from January 1, 1990 to April 27, 1999. In these transactions, the median and average premium paid over the stock price 30 days before the announcement was 10.9% and 10.4%, as compared to the Company's proposed market premium of 9.8%.

        Earnings Growth Analysis: Using a 12.6x terminal multiple (the median price to 1999 First Call estimated earnings multiple of the 4 Hawaii Banks excluding BancWest Corporation) and a 15% discount rate, BAS determined that the Company would have to achieve an average annual earnings growth rate of 112.8% through the year 2003 in order to obtain a present value stock price of $45.00. The Company's estimated earnings growth rate from 1999 through the year 2003 is 13.0%. BAS noted that the Company's estimated earnings per share growth rate for 1999 through the year 2001 is 0.0%.

        The summary set forth above does not purport to be a complete description of the presentation by BAS to the Company's Board or of the analyses performed by BAS. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. BAS believes that its analyses and the summary set forth above must be considered as a whole and that selecting a portion of its analyses and factors, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Company's Board. In addition, BAS may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be BAS's view of the actual value of the Company. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

        In performing its analyses, BAS made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by BAS are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of BAS's analysis of the fairness of the price per Existing Share to be received by the holders of the Company's Existing Shares in the Tender Offer and the Reverse Stock Split and were provided to the Company's Board in connection with the delivery of BAS's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or any time in the future. The forecasts used by BAS in certain of its analyses are based on numerous variables and assumptions, which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those contemplated in such forecasts.

        As described above in this section, BAS's opinion and presentation to the Company's Board were among several factors taken into consideration by the Company's Board in making its determination to approve the Tender Offer and the Reverse Stock Split.

        Pursuant to the Engagement Letter, the Company paid BAS a fee of $100,000 upon the delivery of its written fairness opinion. The Company has also agreed to reimburse BAS for its reasonable out-of-pocket expenses, including reasonable fees and disbursements for BAS's legal counsel and other experts retained by BAS. The Company has agreed to indemnify BAS, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.


                         ANNUAL MEETING OF SHAREHOLDERS

DATE, TIME AND PLACE


        The Annual Meeting will be held on _____________, August ___, 1999, at 10:00 a.m. Honolulu time, in the Board Room of the Banking House, Fourth Floor, 45 North King Street, Honolulu, Hawaii 96817.


PURPOSE

        The purpose of the Annual Meeting is to consider and vote upon:

        o The amendment of the Company's Articles of Incorporation, which will effect the Reverse Stock Split;

        o       The election of directors for the ensuing year; and

        o       Other matters, if any, that may properly come before the Annual
                Meeting.

RECORD DATE; SHARES OUTSTANDING AND ENTITLED TO VOTE


        The Company has fixed 5:00 p.m. Honolulu time on June 30, 1999 as the record date for determining the holders of Company common stock entitled to notice of, and to vote at, the Annual Meeting. At the close of business on the record date, there were 711,000 Existing Shares issued and outstanding, held by approximately 1,223 holders of record. Holders of record of Existing Shares are entitled to one vote per share.


VOTE REQUIRED

        Amendment of Articles of Incorporation. The affirmative vote of at least 66 2/3% of all Existing Shares outstanding on the record date is required to approve the amendment of the Company's Articles of Incorporation, which will effect the Reverse Stock Split. Certain members of the Luke Family, who hold approximately 88% of the outstanding Existing Shares, have indicated that they intend to vote in favor of the amendment. Thus, approval of the amendment is assured. See "THE REVERSE STOCK SPLIT - Required Vote; Indications of Voting Intent by Luke Family Shareholders and Management."

        Election of Directors. Each shareholder will have one vote for each Existing Share held, except that cumulative voting may be required in the election of directors. If cumulative voting applies, the necessary vote for the election of directors is described below. If cumulative voting does not apply, directors must be elected by a majority of the Existing Shares represented in person or by proxy at the Annual Meeting, assuming that a quorum (a majority of all Existing Shares entitled to vote) is present at such meeting.

        Hawaii law requires use of cumulative voting in the election of directors if, not less than 48 hours prior to the time fixed for the Annual Meeting, any shareholder delivers a request therefor to an office of the Company. Cumulative voting means that each shareholder present in person or by proxy may cast a number of votes equal to the number of his or her shares multiplied by the number of directors to be elected. The shareholder may cast all of such votes for a single director or may distribute them among the number to be voted for, or any two or more as the shareholder see fit. The nominees receiving the highest number of votes on the foregoing basis, up to the total number to be elected, will be the successful nominees. If cumulative voting is requested, the holders of management proxies will vote the proxies received by them cumulatively in such manner as is determined by them at that time.

VOTING, SOLICITATION AND REVOCATION OF PROXIES

        If the enclosed proxy is duly executed and received in time for the Annual Meeting, it will be voted in accordance with the instructions given. If no instruction is given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy FOR (i) the approval of the amendment of the Company's Articles of Incorporation and (ii) the election of the nominated directors. Any proxy given by a shareholder may be revoked before its exercise by written notice to the Secretary of the Company, or by a subsequently dated proxy, or in open meeting before the shareholder vote is taken. The shares represented by properly executed unrevoked proxies will be voted in accordance with the instructions on the proxy. With regard to any other matters that may properly come before the Annual Meeting, it is the intention of the persons named in the proxy to vote the proxy in accordance with the recommendations of management on such matters.

        The proxy for the Annual meeting is being solicited on behalf of the Company's Board of Directors. The Company will bear the cost of solicitation of proxies from its shareholders. In addition to using the mails, proxies may be solicited by personal interview, telephone and wire. Banks, brokerage houses, other institutions, nominees and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of the proxies. Officers and other employees of the Company may solicit proxies personally. The Company does not expect to pay any compensation for the solicitation of proxies, but will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy material to and obtaining proxies from their principals.

                             THE REVERSE STOCK SPLIT

GENERAL

        The purpose of the Reverse Stock Split is to reduce the number of Company shareholders below 300 by buying the Existing Shares of small shareholders (under 200 Existing Shares) in the Company. As described below under "Basic Terms of the Reverse Stock Split," the Reverse Stock Split consists of an amendment to the Company's Articles of Incorporation, pursuant to which each 200 Existing Shares will be converted into one share of New Common Stock. The text of the proposed amendment to the Company's Articles of Incorporation is attached as APPENDIX B. Because the Company will not issue fractional shares of New Common Stock, any shareholder who owns less than 200 Existing Shares (which would convert into less than a whole share of New Common Stock) will instead receive cash in lieu of such fractional interest, at a price equal to $45.00 per Existing Share.

        Shareholders who own less than 200 Existing Shares may elect to tender such shares in the Tender Offer, although they need not do so, as they would receive the same amount in the Tender Offer as they will pursuant to the Reverse Stock Split. See "THE TENDER OFFER - Tender Offer Open to All Shareholders." Shareholders who own 200 Existing Shares or more will receive one share of New Common Stock for each 200 Existing Shares that they own (and cash in lieu of any resulting fraction of a share of New Common Stock, at a price equal to $45.00 per Existing Share), UNLESS such shareholders instead elect to sell all of their Existing Shares in the Tender Offer.


BACKGROUND


        The Company's Board of Directors has informally discussed the feasibility of reducing the number of Company shareholders in order to permit deregistration of the Company's common stock under the 1934 Act for several years. Based on discussions with its legal counsel in early 1999, the Board authorized the exploration of strategies for accomplishing this objective. After review of the legal, economic and procedural issues involved, management, in consultation with its legal counsel, determined that the Plan, which includes the Reverse Stock Split, the Tender Offer and the Private Placement, was appropriate and decided to recommend the Plan to the Board. On April 8, 1999, the Board of Directors engaged BAS to render its opinion as investment bankers to the Board with respect to the fairness from a financial point of view to the shareholders of the Company of the cash consideration to be received by the shareholders in the Reverse Stock Split and the Tender Offer. See "SPECIAL FACTORS - Opinion of Financial Advisor."

        The Board concurred with management's recommendation that the Reverse Stock Split is the most efficient way to reduce the number of Company shareholders below 300, and determined that the Tender Offer is an appropriate procedure for allowing holders of 200 or more Existing Shares the option to liquidate their investment on the same economic terms as will apply to holders of less than 200 Existing Shares in the Reverse Stock Split. On April 27, 1999, the Board approved and adopted the Plan, and determined to submit the Plan (specifically the amendment of the Company's Articles of Incorporation to effect the Reverse Stock Split) to the Company's shareholders at the Annual Meeting.

BASIC TERMS OF THE REVERSE STOCK SPLIT


        Upon shareholder approval and the filing of the amendment of the Company's Articles of Incorporation, the outstanding shares of Company common stock will be consolidated and converted from 10 million to 50,000 and the par value will be increased from $1.00 to $200.00 per share. Accordingly, each 200 Existing Shares that are outstanding on the date of the filing of the amendment will be converted into one share of New Common Stock. After giving effect to the Reverse Stock Split, the Company expects that the number of shareholders of record will be reduced such that the Company's regulatory and reporting requirements under the 1934 Act could be terminated. Based on the Company's shareholder records, the Company believes that the Reverse Stock Split will reduce the number of Company shareholders to approximately 100. (This number will be further reduced to the extent that shareholders owning 200 or more Existing Shares elect to participate in the Tender Offer. See "THE TENDER OFFER
- Investment Considerations"). Following the Company's termination of its registration under the 1934 Act, the Company will no longer incur the expense of compliance with 1934 Act regulatory and reporting requirements. Corporate resources currently devoted to such compliance (estimated to be approximately $175,000, inclusive of management time, per year) can be allocated to other areas where they can be used more efficiently.

        Holders of Less Than 200 Existing Shares. Upon the effectiveness of the Reverse Stock Split, shareholders who are not entitled to receive a whole share of New Common Stock (all shareholders who own less than 200 Existing Shares on the effective date of the Reverse Stock Split) will cease to be shareholders or have any interest in the equity or future prospects of the Company. Such shareholders will receive cash in lieu of the fractional share of New Common Stock which they would otherwise receive, in an amount equal to $45.00 per Existing Share. Such shareholders will not participate in any increase or decrease in the value of the Company or the New Common Stock.

        As noted under "THE TENDER OFFER - Tender Offer Open to All Shareholders," holders of less than 200 Existing Shares may also elect to participate in the Tender Offer. The Company is making the Tender Offer open to all shareholders in order to comply with certain regulations of the SEC regarding tender offers. However, if you own less than 200 Existing Shares, it is not necessary for you to participate in the Tender Offer, as you will receive the same amount per Existing Share automatically, pursuant to the Reverse Stock Split, as you would receive if you tendered your Existing Shares in the Tender Offer ($45.00 per Existing Share). You may receive payment a few days earlier, however, if you tender your Existing Shares in the Tender Offer instead of having such shares converted into the right to receive cash pursuant to the Reverse Stock Split.

                         EXAMPLE - LESS THAN 200 SHARES

                On the effective date of the Reverse Stock Split, Shareholder A owns 100 Existing Shares. At the ratio of one (1) share of New Common Stock for each 200 Existing Shares, Shareholder A would be entitled to receive only one-half of a share of New Common Stock. Because no fractional shares will be issued in the Reverse Stock Split, Shareholder A will not receive any New Common Stock, but will instead receive a cash payment from the Company, at the rate of $45.00 per

        Existing Share. In this example, Shareholder A will receive $4,500.00 and will no longer be a shareholder of the Company.

        Holders of 200 or More Existing Shares. Shareholders who own 200 or more Existing Shares will be entitled to receive one (1) share of New Common Stock for each 200 Existing Shares that they own on the effective date of the Reverse Stock Split. Except for the difference in the number of shares authorized, the number of shares owned by shareholders, and par value, the New Common Stock be identical, with respect to voting, dividend and other rights, to the former Existing Shares. However, because the Company intends to terminate its registration under the 1934 Act following the Reverse Stock Split, and thereafter will not file reports pursuant to the 1934 Act, and because of the number and composition of the Company's shareholders following the Reverse Stock Split, it is anticipated that there will not be a market for the New Common Stock. See "THE TENDER OFFER - Investment Considerations."

        A shareholder who owns 200 or more Existing Shares may elect to:

o Retain such Existing Shares, which will be converted into shares of New Common Stock as a result of the Reverse Stock Split (with cash in lieu of fractional shares), or

o Participate in the Tender Offer, by tendering all of his or her Existing Shares to the Company, in exchange for $45.00 per share in cash.

                           EXAMPLE -200 OR MORE SHARES

                On the effective date of the Reverse Stock Split, Shareholder B owns 750 Existing Shares. At the ratio of one (1) share of New Common Stock for each 200 Existing Shares, Shareholder B will be entitled to receive 3 3/4 shares of New Common Stock. Because no fractional shares will be issued in the Reverse Stock Split, Shareholder B will receive 3 shares of New Common Stock and $6,750.00 in cash as payment for the fractional ( 3/4) share.

                Shareholder B may elect:

        o To retain his or her Existing Shares, which will be converted on the effective date of the Reverse Stock Split into 3 3/4 shares of New Common Stock, (resulting in receipt of 3 shares of New Common Stock and cash in payment for the fractional share as described above) and continue to be a shareholder of the Company; OR

        o To tender all of his or her Existing Shares in the Tender Offer, and receive cash in the amount of $45.00 per share (in this example, a total of $33,750.00).


        THE DECISION WHETHER OR NOT TO TENDER SHARES IN THE TENDER OFFER IS COMPLETELY AT THE DISCRETION OF THE SHAREHOLDER, AND NEITHER THE COMPANY, ITS MANAGEMENT, THE BOARD OF DIRECTORS, THE LUKE FAMILY PURCHASERS, NOR BAS MAKES ANY RECOMMENDATION AS TO WHETHER ANY COMPANY SHAREHOLDER SHOULD RETAIN OR TENDER HIS OR HER SHARES IN THE TENDER OFFER. See "THE TENDER OFFER."

EXCHANGE OF STOCK CERTIFICATES


        If the amendment to the Company's Articles of Incorporation is approved by the Company's shareholders, the Board of Directors will cause Amended and Restated Articles of Incorporation to be immediately filed with the Hawaii Department of Commerce and Consumer Affairs, and a notice of such filing ("Notice"), along with a Transmittal Letter, to be sent to all holders of Existing Shares who have elected not to tender such shares pursuant to the Tender Offer, promptly after the effective date of the amendment.


        On the effective date of the Reverse Stock Split, each certificate representing an Existing Share will be deemed for all corporate purposes, and without any further action by any person, to evidence ownership of the reduced number of shares of New Common Stock and/or the right to receive cash for any fractional share interest. Each shareholder who holds fewer than 200 Existing Shares on the effective date of the Reverse Stock Split will cease to have any rights with respect to New Common Stock, and will have only the right to receive cash in lieu of the fractional share to which such holder would otherwise be entitled, as described in "Cash for Fractional Shares" below.

        If certificates for Existing Shares have been lost or destroyed, the Company may, in its sole discretion, accept in connection with the Reverse Stock Split a duly executed affidavit and indemnity agreement of loss or destruction, in a form satisfactory to the Company, in lieu of the lost or destroyed certificate. The Company's bylaws provide that if a certificate is lost or destroyed, the shareholder must submit, in addition to other documents, a bond or other security to the Company, satisfactory to the Board, indemnifying the Company and all other persons against any losses incurred as a consequence of the issuance of a new stock certificate. Shareholders whose certificates representing Existing Shares have been lost or destroyed should contact the Company. Additional instructions regarding lost or destroyed stock certificates will be included in the Notice and Transmittal Letter sent to Company shareholders after the effectiveness of the Reverse Stock Split.

        THE NOTICE AND TRANSMITTAL LETTER WILL BE SENT BY THE COMPANY TO SHAREHOLDERS PROMPTLY AFTER THE EFFECTIVE DATE OF THE REVERSE STOCK SPLIT. IF YOU ELECT NOT TO TENDER YOUR SHARES AS DESCRIBED UNDER "THE TENDER OFFER," DO NOT SEND IN YOUR STOCK CERTIFICATE(S) UNTIL YOU RECEIVE THE NOTICE AND TRANSMITTAL LETTER.

        There will be no service charges or costs payable by Company shareholders in connection with the exchange of their certificates or in connection with the payment of cash in lieu of fractional shares. These costs will be borne by the Company.

CASH FOR FRACTIONAL SHARES

        The Company will not issue fractional shares of New Common Stock. Accordingly, if you own less than 200 Existing Shares, you will not receive a fractional share of New Common Stock, but will instead receive cash in lieu of such fractional interest. The amount of cash that you will receive will be equal to $45.00 for each Existing Share that you own on the effective date of the Reverse Stock Split.

        If you own 200 or more Existing Shares, and if you elect not to tender such Existing Shares to the Company in the Tender Offer, you will receive one share of New Common Stock for each 200 Existing Shares that you own on the effective date of the Reverse Stock Split, and you will receive cash in lieu of any resulting fractional share of New Common Stock, also at a price equal to $45.00 per Existing Share represented.

CONDITIONS OF THE REVERSE STOCK SPLIT; REGULATORY APPROVALS


        Aside from shareholder approval of the amendment of the Company's Articles of Incorporation (see "Required Vote; Indications of Voting Intentions of Luke Family Shareholders and Management") the Reverse Stock Split is not subject to any conditions or regulatory approvals. The Company is required to make certain filings with the SEC under the 1934 Act in connection with the Reverse Stock Split, the Tender Offer and this Proxy/Tender Offer Statement. Such filings have been made.


EFFECT ON MARKET FOR SHARES

        Following the Reverse Stock Split, the Company intends to deregister its common stock under the 1934 Act. See "Termination of Exchange Act Registration" below. This and other factors will likely mean that the market for New Common Stock will be significantly more limited than the market for Existing Shares has historically been. These factors are discussed at "THE TENDER OFFER - Investment Considerations."

TERMINATION OF EXCHANGE ACT REGISTRATION

        The Existing Shares are currently registered under the 1934 Act. Such registration may be terminated upon application of the Company to the SEC if there are fewer than 300 record holders of the Company's outstanding shares. Upon the consummation of the Reverse Stock Split, the Company will have approximately 100 shareholders of record (less any shareholders who own 200 or more Existing Shares and who elect to tender such shares in the Tender Offer). The Company intends to make application for termination of registration of the shares of New Common Stock as promptly as possible after the effective date of the Reverse Stock Split.

        Termination of registration under the 1934 Act will substantially reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of the 1934 Act, such as the short-swing profit provisions of Section 16(b), the requirement of furnishing a proxy or information statement in connection with shareholder meetings pursuant to Section 14(a), and the requirements of Rule 13E-3 under the 1934 Act regarding "going private" transactions, no longer applicable to the Company. Furthermore, "affiliates" of the Company may be deprived of the ability to dispose of their New Common Stock pursuant to Rule 144 promulgated under the 1934 Act.

        The Company estimates that termination of registration of the New Common Stock under the 1934 Act will save the Company as much as approximately $175,000 per year in legal, accounting, printing, management time, and other expenses per year.


FEES AND EXPENSES; SOURCES OF FUNDS; LUKE FAMILY PURCHASERS

        The total amount of funds that will be required by the Company to fund the cash payments in lieu of fractional shares of New Common Stock pursuant to the Reverse Stock Split and to purchase Existing Shares in the Tender Offer (the "Purchase Funds") is estimated to be as much as approximately $4,005,000. This estimated total is based on the stock records of the Company as of March 31, 1999 and assumes that all holders of more than 200 Existing Shares tender such shares in the Tender Offer, except the officers, directors and affiliates of the Company who have indicated to the Company that they do not intend to tender their shares. See "THE TENDER OFFER - Interests of Certain Persons in the Tender Offer." Additionally the Company anticipates legal, financial advisory, accounting, printing, and other fees and expenses in relation to the transactions contemplated by the Plan (the "Transaction Expenses") of approximately $250,000.



        The Company will obtain the Purchase Funds through a private placement of New Common Stock (the "Private Placement") to certain members of the Luke Family and entities owned or controlled by them ("Luke Family Purchasers"). The Private Placement will occur on August ___, 1999, contemporaneously with the effectiveness of the Reverse Stock Split and the Expiration Date of the Tender Offer. The Private Placement will comply with applicable exemptions from registration under federal and state securities laws.



        In the Private Placement, The Luke Family Purchasers will acquire shares of New Common Stock at a post-Reverse Stock Split price of $9,000 per share. Adjusted to give effect to the Reverse Stock Split, this is exactly the same per-share price that Company shareholders will receive for fractional shares in the Reverse Stock Split and for tendered Existing Shares in the Tender Offer. The Luke Family Purchasers will acquire sufficient shares of New Common Stock in the Private Placement to fund, on a dollar-for-dollar basis, the Company's obligation to pay the Purchase Funds. For example, if the total Purchase Funds required in the Reverse Stock Split and the Tender Offer are $4,005,000, then The Luke Family Purchasers will acquire 445 shares of New Common Stock in order to fund such payments. The effect of the Private Placement will be to further concentrate the ownership of New Common Stock in the Luke Family.
See "THE TENDER OFFER - Investment Considerations.

        The Luke Family Purchasers are: (i) the Janice Moon Tong Luke Trust dated May 4, 1961; (ii) the Loretta Hung Wun Luke Trust dated May 4, 1961; (iii) the Beatrice Lum Luke Trust dated May 26, 1983; (iv) the Sharlene Kam Sun Luke Trust dated May 4, 1961; (v) the Warren Kwan Kee Luke Trust dated May 4, 1961;
(vi) K.J. Luke, individually; and (vii) K.J.L. Associates.

        Each of the trusts named above is a trust formed under the laws of the State of Hawaii. The principal business office address(es) of each trust is 45 North King Street, Suite 600, Honolulu, Hawaii 96817. The Company shares beneficially owned by each trust, is set forth in the table below. Each of the trustees is an American citizen.

        Mr. K.J. Luke has been the Chairman of the Board of the Company since 1960 and the Chairman of the Board of the Bank since 1986. Until December 1998, Mr. Luke was also Chief Executive Officer of the Company. The number of Company shares reported as beneficially owned by Mr. Luke is set forth under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS/MANAGEMENT." Mr. Luke is an American citizen.

        K.J.L. Associates is a limited partnership formed under the laws of the State of Hawaii. Mr. K.J. Luke is one of the two general partners of K.J.L. Associates. Information regarding Mr. K.J. Luke is provided immediately above. The second general partner is K.J.L., Inc., of which Mr. Warren K.K. Luke is a director, executive officer and a principal shareholder. Mr. Warren K.K. Luke is the Chief Executive Officer of the Company since December 1998, and has served as President and a director of the Company and Vice Chairman, President and Chief Executive Officer of the Bank during the past five years. The number of Company shares reported as beneficially owned by Mr. Warren K.K. Luke is set forth under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS/ MANAGEMENT." Mr. Warren K.K. Luke is an American citizen.

        Because the Luke Family Purchasers are affiliates of the Company, will retain a material ownership interest in the Company following the Reverse Stock Split and the Tender Offer, and are funding the Reverse Stock Split and the Tender Offer through their purchase of New Common Stock in the Private Placement, such persons and entities may be deemed to be "engaged" in the Reverse Stock Split and the Tender Offer under applicable regulations of the SEC.

        With respect to plans or proposals of the Luke Family Purchasers regarding activities that are to occur following the effectiveness of the Reverse Stock Split and the Tender Offer, the Luke Family Purchasers have no such current plans or proposals. As noted in this proxy/tender offer statement, the Company intends to deregister under the 1934 Act following the Reverse Stock Split and the Tender Offer. The Luke Family Purchasers will be shareholders in the Company but have no other plans or proposals with respect to the Company.

        The Luke Family Purchasers will utilize currently available cash resources to fund their respective purchases of the New Common Stock in the Private Placement. No funds will be borrowed from any external source. Contemporaneously with the execution of subscription agreements governing the acquisition of the New Common Stock in the Private Placement, each of the Luke Family Purchasers deposited the funds necessary to acquire such New Common Stock into a segregated account maintained by the Bank. Such funds were deposited, and will be retained by the Bank, pursuant to the terms of a Depositary Agreement among the Company, the Luke Family Purchasers and the Bank.

        The following table sets forth the shares of the Company's common stock owned beneficially, directly or indirectly, by the Luke Family Purchasers. Applicable SEC rules require the disclosure of shares over which a person has either sole or shared investment and voting power. The trustees of the trusts listed below are in most instances the same individuals. Additionally, one of the general partners of K.J.L. Associates is Mr. K.J. Luke, and the person controlling the other general partner is Mr. Warren K.K. Luke, as described above. As a consequence, in many instance this results in duplication of the numbers in the numbers and percentages reported in the table.

                                                                              Percent of
                  Name                        Beneficial Ownership        Outstanding Shares
                  ----                        --------------------        ------------------
Janice Moon Tong Luke Trust (5/4/61)                 557,113                      78.36%
Loretta Hung Wun Luke Trust (5/4/61)                 539,192                      75.84%
Beatrice Lun Luke Trust (5/26/83)                      3,671                       *
Sharlene Kam Sun Luke Trust (5/4/61)                 556,694                      78.30%
Warren Kwan Kee Luke Trust (5/4/61)                  185,047                      26.03%
Kan Jung Luke                                         14,626                       2.06%
K.J.L. Associates                                    281,908                      39.65%



*Less than 5%

        The Company will pay all Transaction Expenses in connection with the Reverse Stock Split and the Tender Offer. The Transaction Expenses will be funded by means of a dividend in an amount equal to the amount of the Transaction Expenses, paid by the Company's subsidiary, Hawaii National Bank (the "Bank") to the Company.

        Persons and Assets Employed, Retained or Utilized. As described above, the Company will fund the Transaction Expenses through a dividend in the approximate amount of such expenses from the Bank payable to the Company. No other significant assets of the Company or the Bank will be employed or utilized in connection with the Reverse Stock Split or the Tender Offer. As described in "THE ANNUAL MEETING - Voting, Solicitation and Revocation of Proxies," certain officers and employees of the Company and/or the Bank may personally solicit proxies in connection with the Annual Meeting. Additionally, certain employees of the Bank will be involved in coordinating the procedural aspects of the Tender Offer, as the Bank serves as the transfer agent for the Company. No officer or employee of the Company or the Bank will be separately compensated for the solicitation of proxies or any other activity undertaken in connection with the solicitation of proxies or the consummation of the Reverse Stock Split or Tender Offer generally. The Luke Family Purchasers have not, and will not, separately employ, retain or utilize any person, or any assets of the Company, in connection with the Reverse Stock Split or the Tender Offer.

INTERESTS OF CERTAIN PERSONS IN THE REVERSE STOCK SPLIT


        Company directors Messrs. K.J. Luke, Warren K.K. Luke and Gordon J. Mau are members of the Luke Family. Although Mr. Tan Tek Lum is not a member of the Luke Family, he is the brother-in-law of the wife of Warren K.K. Luke. As described above under "Reasons for the Reverse Stock Split," the purpose of the Reverse Stock Split is to reduce the number of Company shareholders in order to allow the Company to "go private" by deregistering under the 1934 Act. The elimination of small holdings of Existing Shares, together with the anticipated effects of the Tender Offer and the Private Placement, will further concentrate the equity ownership of the Company in the Luke Family. Members of the Luke Family, including directors named above and the Luke Family Purchasers, have a substantial interest, by virtue of being members of the Luke Family, in the implementation of the Reverse Stock Split and the other elements of the Plan.

RIGHTS OF DISSENTING SHAREHOLDERS


        Although Hawaii law does not require dissenters' rights in connection with a reverse stock split, the Company has voluntarily elected to provide shareholders the right to dissent from the Reverse Stock Split and obtain payment for their Existing Shares pursuant to Sections 415-80 and 415-81 of the Hawaii Business Corporation Act (the "Act"). A shareholder who wishes to dissent must file with the Company, prior to the vote on the Reverse Stock Split at the Annual Meeting, a written notice that the shareholder intends to demand to be paid fair compensation for his Existing Shares, and he or she must refrain from voting such shares in approval of the Reverse Stock Split. A shareholder who fails in either respect will have no right to payment for the Existing Shares under either Section 415-80 or Section 415-81 of the Act. Such notice should be sent to Hawaii National Bancshares, Inc., 45 North King Street, P.O. Box 3740, Honolulu, Hawaii 96812; Attention:
President/Chief Executive Officer. IF YOU TENDER YOUR SHARES IN THE TENDER OFFER, YOU WILL NOT BE ABLE TO QUALIFY FOR DISSENTERS' RIGHTS.

        A PROXY CARD DIRECTING A VOTE AGAINST THE AMENDMENT OF THE COMPANY'S ARTICLES OF INCORPORATION TO EFFECT THE REVERSE STOCK SPLIT, OR AN ABSTENTION FROM VOTING, IS INSUFFICIENT TO SATISFY THE REQUIREMENTS FOR THE WRITTEN NOTICE THAT IS REQUIRED UNDER SECTION 415-81 OF THE ACT.

        Sections 415-80 and 415-81 of the Act are reprinted in their entirety as APPENDIX A to this Proxy /Tender Offer Statement. All references in Sections 415-80 and 415-81 of the Act and in this section to a "shareholder" are references to the record holder of Existing Shares. A person or persons having a beneficial interest in Existing Shares held of record in the name of another person or persons, such as a broker or nominee, and wishing to exercise dissenters' rights should act promptly to cause the shareholder of record to properly follow the steps summarized below and in a timely manner to perfect dissenters' rights concerning such Existing Shares.

        A SUMMARY OF IMPORTANT DETAILS CONCERNING THESE REQUIREMENTS IS SET FORTH BELOW; THE REQUIRED PROCEDURES SET FORTH IN SECTIONS 415-80 AND 415-81 OF THE ACT MUST BE FOLLOWED EXACTLY OR DISSENTERS' RIGHTS MAY BE LOST.

        The following discussion is not a complete statement of the law relating to dissenters' rights; it is qualified in its entirety by APPENDIX A. This discussion and APPENDIX A should be reviewed carefully by any shareholder who wishes to exercise dissenters' rights, or who wishes to preserve the right to do so; failure to comply with the procedures set forth in Sections 415-80 and 415-81 of the Act will result in the loss of dissenters' rights.
Shareholders should consult their own legal advisors.

        If the Reverse Stock Split is effectuated, those shareholders of the Company who elect to exercise their dissenters' rights and who properly and timely perfect such rights will be entitled to receive the fair value in cash of their Existing Shares. Such cash payment would be in lieu of the shares of New Common Stock and/or amount of the cash they would otherwise receive upon the effectiveness of the Reverse Stock Split. Pursuant to Section 415-81 of the Act, "fair value" means the value of the Existing Shares immediately before the effectuation of the Reverse Stock Split, excluding any appreciation or depreciation in anticipation of the Reverse Stock Split, unless such exclusion would be inequitable.

        If the Company's shareholders approve the Reverse Stock Split by the required vote, then the Company must mail to those shareholders who submitted a written notice of intention to demand dissenters' rights and who refrained from voting their Existing Shares to approve of the

Reverse Stock Split, a notice that the required shareholder approval of the Reverse Stock Split was obtained (the "Notice of Approval"). The Notice of Approval must: (i) state where and when a demand for payment must be sent and certificates of certificated shares must be deposited to obtain payment; (ii) inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received; (iii) supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares; and (iv) be accompanied by a copy of Sections 415-80 and 415-81 of the Act. The time set for the demand and deposit must not be less than 30 days from the Company's mailing of the Notice of Approval.

        A shareholder who fails to demand payment and deposit his or her shares in the time and in the manner set forth in the Notice of Approval, will have no right as a dissenter to receive the fair value of his or her Existing Shares. The dissenter will retain all other rights of a shareholder until those rights are modified by effectuation of the Reverse Stock Split.

        Immediately upon effectuating the Reverse Stock Split, or upon receipt of timely demand for payment if the Reverse Stock Split already has been effectuated, the Company must remit to dissenters who have properly made their demand and deposited their stock certificates, the amount that the Company estimates to be the fair value of the Existing Shares, with interest if any has accrued. The Company's Board has determined that the fair value of the Existing Shares to be forty-five dollars ($45.00) per share, which is the same price offered in the Tender Offer and effectively the price to be paid for fractional shares after the Reverse Stock Split. See "Basic Terms of the Reverse Stock Split" and "THE TENDER OFFER - Tender Offer Open to All Shareholders."

        The payment from the Company must be accompanied by: (i) the Company's balance sheet and statement of income for the fiscal year ending as of December 31, 1998, together with the Company's latest interim financial statements; (ii) a statement of the Company's estimate of the fair value of the Existing Shares; and (iii) a statement of the dissenter's right to demand supplemental payment for Existing Shares, with a copy of Sections 415-80 and 415-80 of the Act.

        If, within 60 days after the date set for demanding payment and depositing certificates as set forth in the Notice of Approval, the Company has not effectuated the Reverse Stock Split and remitted payment to dissenting shareholders, then the Company must return any stock certificates that have been deposited.

        If the Company fails to remit payment as set forth above or if the dissenter believes that the amount remitted is less than the fair value, or that the interest is incorrectly determined, then the dissenter may send to the Company his or her own estimate of the value of the Existing Shares or of the interest, and demand payment of the deficiency (the "Deficiency Notice"). If the dissenter does not file the Deficiency Notice with the Company within 30 days after the Company's mailing of the remittance to the dissenter, then the dissenter will be entitled to no more than the amount already remitted.

        Within 60 days of receiving a Deficiency Notice from a dissenter in accordance with the terms of Sections 415-80 and 415-81 of the Act, if any such demands for payment remain unsettled, the Company must file an action in an appropriate court of competent jurisdiction in the County of Honolulu, Hawaii, requesting that the court determine the fair value of the Existing Shares and interest. All dissenters who have complied fully with Sections 415-80 and 415-81 of the Act, wherever residing, whose demands have not been settled must be made parties to that proceeding. The court may appoint one or more persons as appraisers, to receive evidence and recommend a decision on the question of fair value. All dissenters made parties will be entitled to judgment for the amount by which the fair value of their shares is found to exceed the amount the Company previously remitted, with interest. If the Company fails to file suit in the time frame specified above, then the Company must pay each dissenter the amount he or she demanded in his or her Deficiency Notice.

        The costs and expenses of any proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, will be determined by the court and assessed against the Company; however, the court may apportion and assess any part of the costs and expenses as it deems equitable, against all or some of the dissenters who are parties and whose action in demanding supplemental payment the court finds to be arbitrary, vexatious, or not in good faith. Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems equitable against the Company and for any or all dissenters, if the Company failed to comply substantially with the requirements of Section 415-81 of the Act. The court may assess fees and costs against either the Company or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith concerning the rights provided by Sections 415-80 and 415-81 of the Act.

        If the shareholder votes for the Reverse Stock Split (either in person or by proxy), or if the Company does not timely receive such shareholder's written demand and deposit of shares or if the shareholder otherwise fails to comply in a timely manner with the procedures of Sections 415-80 and 415-81 of the Act, then such shareholder will be bound by the terms of the Reverse Stock Split, and he or she will lose the right as a dissenter to receive the fair value of his or her Existing Shares in cash. Any shares that lose their status as dissenting Existing Shares will be, or be deemed to have been, converted into the right to receive pursuant to the Reverse Stock Split: (i) one share of New Common Stock for every 200 Existing Stock Shares, and (ii) cash in lieu of fractional shares. See "Basic Terms of the Reverse Stock Split" and "Cash for Fractional Shares."

REQUIRED VOTE; INDICATIONS OF VOTING INTENT BY LUKE FAMILY SHAREHOLDERS AND MANAGEMENT

        The affirmative vote of at least 66 2/3 % of all Existing Shares outstanding on the record date is required to approve the amendment of the Company's Articles of Incorporation to effect the Reverse Stock Split. To the extent known to the Company after reasonable inquiry, the officers, directors and affiliates of the Company (including all members of the Luke Family) intend to vote in favor of the amendment of the Company's Articles of Incorporation. Such shareholders beneficially own approximately 88% of the outstanding Existing Shares. Thus approval of the amendment to the Articles of Incorporation is assured. Approval of the amendment of the Company's Articles of Incorporation has not been structured so that approval by at least of a majority of unaffiliated shareholders is required.

RECOMMENDATION OF THE BOARD OF DIRECTORS


        The Board of Directors has unanimously concluded that the Reverse Stock Split is fair to, and in the best interests of, the shareholders of the Company. See "SPECIAL FACTORS Fairness of the Reverse Stock Split and Tender Offer" for a description of the factors considered by the Board of Directors in reaching this conclusion. The Board of Directors recommends that you vote "FOR" the proposal to amend the Company's Articles of Incorporation, effecting the Reverse Stock Split.

                                THE TENDER OFFER

GENERAL

        The Board of Directors has determined to include the Tender Offer as a part of the Plan so that those Company shareholders who own 200 or more Existing Shares will have the option to elect to receive cash for such shares, on the same economic terms as will apply to holders of less than 200 Existing Shares in the Reverse Stock Split. Holders of 200 or more Existing Shares will thus be able to sell all (but not less than all) of their Existing Shares to the Company pursuant to the Tender Offer, or they may retain such shares, which will be converted into shares of New Common Stock as described in "THE REVERSE STOCK SPLIT."

TENDER OFFER OPEN TO ALL SHAREHOLDERS

        As described under "THE REVERSE STOCK SPLIT," if you own less than 200 Existing Shares, and if the Reverse Stock Split is approved and implemented, you will receive cash in lieu of the fractional share of New Common Stock that you would otherwise be entitled to, in an amount equal to $45.00 per Existing Share that you own. Accordingly, there is no need for you to participate in the Tender Offer, as the amount per Existing Share to be paid in the Tender Offer is also $45.00 per Existing Share. However, certain regulations of the SEC require that tender offers be made available to all shareholders. In order to comply with these regulations, the Company is making the Tender Offer to all shareholders, even though holders of less than 200 Existing Shares will receive the same amount of cash per share regardless of whether they tender their Existing Shares in the Tender Offer or retain their shares, which will be converted automatically into the right to receive cash pursuant to the Reverse Stock Split.

        As a result, if you own less than 200 Existing Shares, you may:

o Tender all (but not less than all) your Existing Shares in the Tender Offer, and receive $45.00 per Existing Share tendered; or

o Retain your Existing Shares, which will, on the effective date of the Reverse Stock Split, be converted into the right to receive $45.00 per Existing Share.

        Although the amount you receive per Existing Share will be exactly the same regardless of the election you make, it is possible that you would receive payment for your shares a few days earlier if you tender your shares in the Tender Offer.

BASIC TERMS OF THE TENDER OFFER


        The Tender Offer commences on July ___, 1999 and ends at 5:00 P.M. HONOLULU TIME, AUGUST ___, 1999 (THE "EXPIRATION DATE"). As described below under "Possible Extension or Termination," the Tender Offer may be extended under certain circumstances, and in such event the term `Expiration Date" means the date and time to which the Tender Offer is extended.


        If you desire to tender your Existing Shares in the Tender Offer, carefully follow the instructions under "Tender Offer Procedures" below, and the instructions in the Letter of Transmittal that is described in that section.

        As described above, the Tender Offer is open to all holders of Existing Shares, but if you own less than 200 Existing Shares, you will receive the same amount of cash for such shares pursuant to the Reverse Stock Split as you would receive if you tendered them in the Tender Offer. See "Tender Offer Open to All Shareholders."


        If you elect to tender your Existing Shares in the Tender Offer, you must tender ALL of the Existing Shares that you own. The reason that the Company is requiring that you tender all of the Existing Shares that you own is that the Company desires to eliminate the administrative burden and associated expenses that are incurred with respect to shareholders who own a small number of shares of Company stock. If you own less than 200 Existing Shares, there is no reason not to tender all of your shares if you desire to participate in the Tender Offer, as any shares not tendered would be converted into the right to receive cash pursuant to the Reverse Stock Split. However, if you own less than 200 Existing Shares and intend to exercise your right to dissent and receive payment for your shares as described in "THE REVERSE STOCK SPLIT - Rights of Dissenting Shareholders," you should not tender your Existing Shares. With respect to shareholders owning 200 or more Existing Shares, the requirement that you tender all, but not less than all, of your shares is designed to reduce, to the extent possible, the number of shareholders who will own a small amount of shares of New Common Stock.


        If you tender your Existing Shares, you have the right to withdraw such tender and have your Existing Shares returned to you, as described under "Withdrawal Rights" below.


        If you desire to tender your Existing Shares, but your stock certificate(s) for such shares have been lost, destroyed or stolen, you should contact the Bank, which will act as depositary for the Company, IMMEDIATELY in order to obtain the necessary affidavits or other documents, so that you can submit such documents prior to the Expiration Date. The Company's bylaws provide that a bond or other security will be required in connection with lost or destroyed certificates. See "Lost, Destroyed or Stolen Certificates."

        The Tender Offer is subject to certain conditions. (See "Conditions to the Tender Offer"). Among these conditions is the approval and effectiveness of the Reverse Stock Split. The Tender Offer Expiration Date (August ___, 1999) is the same day that the Reverse Stock Split will be approved and become effective, and the same day as the closing of the Private Placement.

Until the Reverse Stock Split is effective, all tendered Existing Shares will be held in safekeeping by the Company and will not be accepted for payment. If the Reverse Stock Split does not become effective and the Private Placement does not close, both on the Expiration Date, for any reason, all tendered Existing Shares will be promptly returned to the shareholders who tendered them. If the Reverse Stock Split is approved by the shareholders and becomes effective, and the conditions to the Tender Offer have been satisfied or waived, the Company will promptly pay for the Existing Shares that have been properly tendered prior to the Expiration Date, and not properly withdrawn, as described under "Tender Offer Procedures."


INVESTMENT CONSIDERATIONS

        Each holder of Existing Shares should carefully review the following considerations in deciding whether to tender such shares pursuant to the Tender Offer or retain such shares for conversion into shares of New Common Stock (and cash for fractional shares) pursuant to the Reverse Stock Split.

        Change in Capitalization. Because members of the Luke Family have agreed to purchase New Common Stock in an amount equal to the funds expended by the Company in the Reverse Stock Split and the Tender Offer (see "Fees and Expenses; Sources of Funds"), other than the number of shares of New Common Stock outstanding after the Reverse Stock Split and Tender Offer and the out-of-pocket expenses related to those transactions, the capitalization of the Company will effectively be unchanged.


        Controlling Shareholders. The effect of the Reverse Stock Split and the Private Placement, and the anticipated effect of the Tender Offer, will be to further concentrate the equity ownership of the Company in members of the Luke Family, who together currently own approximately 88% of the outstanding Existing Shares. The various members of the Luke Family, and the entities that they own or control including the Luke Family Purchasers, do not have any contract, arrangement or understanding pursuant to which any of them has agreed to vote his, hers or its shares together with any other member of the Luke Family.


        Because the number, if any, of unaffiliated holders of 200 or more Existing Shares who will elect to tender such shares in the Tender Offer cannot be predicted, the percentage of New Common Stock that the Luke Family will own following the Reverse Stock Split, Tender Offer and Private Placement cannot be determined at this time. Additionally, as discussed below under "Possibility of Company Becoming Wholly Owned by Luke Family," the Company could take corporate action in the future to become 100% owned by members of the Luke Family, although it has no current plans in that regard.

        Lack of Public Information; Lack of Market for New Common Stock. Following completion of the Reverse Stock Split, the Company anticipates that it will have less that 300 shareholders of record and that it will not be required to file public information with the SEC thereafter. Although the Company does not believe that their is a substantial market for the Existing Shares currently, it anticipates that there will be little or no market for the New Common Stock. Shareholders who may need to subsequently liquidate their investment in the Company should consider the fact that a public market is not expected to exist for shares of New Common Stock after the Reverse Stock Split and the Tender Offer. This lack of liquidity could restrict the ability of holders of New Common Stock to sell or pledge such shares as collateral for loans.

        Further impacting the anticipated lack of a market for New Common Stock will be the higher per-share cost of shares of New Common Stock. Assuming by way of illustration only a current trading price of $45.00 per share for the Existing Shares, the shares of New Common Stock would have a trading price of $9,000.00 per share. The Company will not be required to, and will not, permit transfers of fractional shares of New Common Stock. The substantial anticipated trading price of a single share of New Common Stock can be expected to further reduce the liquidity of such shares. Although the Company could in the future mitigate this circumstance by effecting a stock split that would reduce the per-share trading price of the New Common Stock, it is not obligated to do so, and it has no current plans to do so.

        Possibility of Company Becoming Wholly Owned by Luke Family. The Company has no present plan or timetable to take steps to cause the Company to become wholly owned by the Luke Family and entities owned or controlled by the Luke Family. However, the Company reserves the right to take such steps in the future. The Company believes that in view of the very small percentage of non-Luke Family member shareholders projected to own New Common Stock following the effectiveness of the Reverse Stock Split and the completion of the Tender Offer, the benefits of eliminating such interests may substantially outweigh the limitations and risks associated with unaffiliated minority shareholders. The future actions that the Company could take to cause the Company to be wholly owned by the Luke Family cannot be determined or predicted at this time, but could take the form of an additional reverse stock split, merger or similar corporate action. The possibility that the Company might take such actions in the future means that holders of 200 or more Existing Shares who elect not to participate in the Tender Offer, but elect instead to receive New Common Stock in the Reverse Stock Split, may not be able, over the long term, to continue such equity investment in the Company.

TENDER OFFER PROCEDURES


        Upon the terms and subject to the conditions of the Tender Offer, promptly after the latest to occur of (i) the Expiration Date or (ii) the satisfaction or waiver of the conditions to the Tender Offer set forth in "Conditions to the Tender Offer" the Company will accept for payment and pay a purchase price of $45.00 per Existing Share properly tendered, and not properly withdrawn. Subject to applicable rules of the SEC, the Company expressly reserves the right to delay acceptance for payment of, or payment for, Existing Shares in order to comply with any applicable law or regulation.


        Payment for Existing Shares tendered and accepted for payment pursuant to the Tender Offer will be made only after timely receipt by the Company of:

        o       the certificates evidencing such Existing Shares;

        o the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees; and

        o       any other documents required in the Letter of Transmittal.

        UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE AMOUNT FOR EXISTING SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT. In addition, if certain events occur, the Company may not be obligated to purchase Existing Shares pursuant to the Tender Offer. See "Conditions to the Tender Offer." In such a case, any Existing Shares tendered and not purchased will be returned to the tendering shareholder at the Company's expense as promptly as practicable after the Expiration Date or termination of the Tender Offer without expense to the tendering shareholder.


        The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Existing Shares purchased pursuant to the Tender Offer. Shareholders who hold shares through brokers or banks are urged to consult such brokers or banks to determine whether transaction costs are applicable if shareholders tender shares through such brokers or banks and not directly to the Bank, acting as depositary for the Company. If, however, payment of the purchase price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted.

        THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE BANK, ACTING AS DEPOSITARY FOR THE COMPANY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.


POSSIBLE EXTENSION OR TERMINATION

        Subject to the conditions of the Tender Offer (see "Conditions to the Tender Offer"), all Existing Shares that are validly tendered prior to the Expiration Date and not properly withdrawn will be purchased by the Company.

        Subject to applicable regulations of the SEC, the Company reserves the right, in its sole discretion, at any time, to:

        o       Extend the period of time that the Tender Offer is open;

        o Terminate the Tender Offer and not accept for payment any Existing Shares, upon the occurrence of any of the conditions described in "Conditions to the Tender Offer"; and

        o To waive any condition or otherwise amend the Tender Offer in any respect.

        If the Company makes a material change in the terms of the Tender Offer, or if it waives a material condition of the Tender Offer, and the Tender Offer is scheduled to expire at any time earlier than the tenth business day from the date of the Company's notice of such change or waiver (as described below), then the Tender Offer will be extended until the tenth business day following such notice.

        If the Company extends the Tender Offer, during the period of any such extension shareholders who have previously tendered Existing Shares will continue to have the right to withdraw such Existing Shares. See "Withdrawal Rights."

        Any extension of the Tender Offer, or any material change in the Tender Offer or waiver of a material condition of the Tender Offer will be followed as promptly as practicable by a public announcement. In the case of an extension of the Tender Offer, such announcement will be made no later than 9:00 a.m., Honolulu time, on the business day subsequent to the previously scheduled Expiration Date. The Company will make any such announcement by issuing a press release or by other means reasonably calculated to inform shareholders of the change.

DETERMINATION OF VALIDITY

        All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Existing Shares will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right to waive any condition of the Tender Offer or any defect or irregularity in the tender of any Existing Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Existing Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither the Company nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Company's interpretation of the terms and conditions of the Tender Offer (including the Letter of Transmittal and the instructions contained in, or applying to, the Letter of Transmittal) will be final and binding.

LOST, DESTROYED OR STOLEN CERTIFICATES


        If any certificates for the Existing Shares have been lost, destroyed or stolen, shareholders should contact the Bank, which will act as depositary for the Company immediately at the address and telephone number set forth on the first page of this Proxy/Tender Offer Statement. The Bank then will forward additional documentation necessary to be completed in order to surrender effectively such lost, destroyed or stolen certificate(s). The purchase price for the relevant Existing Shares will not be paid until the procedures for replacing lost, destroyed or stolen certificates have been followed. The Company's bylaws provide that if a certificate is lost or destroyed, the shareholder must submit, in addition to other documents, a bond or other security to the Company, satisfactory to the Board, indemnifying the Company and all persons against any losses incurred as a consequence of the issuance of a new stock certificate.

WITHDRAWAL RIGHTS

        Tenders of Existing Shares made pursuant to the Tender Offer are irrevocable except that such tendered Existing Shares may be withdrawn at any time prior to the Expiration Date or any extension of the Expiration Date as described above in "Possible Extension or Termination." If the Company extends the Tender Offer, is delayed in its acceptance for payment of Existing Shares or is unable to accept Existing Shares for payment pursuant to the Tender Offer, the Company may, nevertheless, retain tendered Existing Shares, and such Existing Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this section.

        For a withdrawal to be effective, a written or facsimile transmission of a notice of withdrawal must be timely received by the Bank, acting as depositary for the Company. Any notice of withdrawal must specify the name of the person who tendered the shares, the name of the registered holder if different from the name of the person who tendered the shares, the number of Existing Shares tendered, and the number of shares to be withdrawn. If certificates representing shares to be withdrawn have been delivered or otherwise identified to the Bank, the serial numbers shown on the particular certificates evidencing the shares to be withdrawn and a signed written notice of withdrawal (with the signature guaranteed if the signature was required to be guaranteed when the Existing Shares were tendered or if the person making withdrawal is not the person who tendered the Existing Shares) must be submitted prior to the physical release of certificates for the Existing Shares to be withdrawn. Released certificates will be returned to the registered holder of such Existing Shares or as otherwise directed by the letter of transmittal.

        All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined in the sole discretion of the Company, which determination will be final and binding. Neither the Company nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal no will any of them incur any liability of any kind for failure to give any such notification.

        Any Existing Shares withdrawn will be deemed not validly tendered for purposes of the Tender Offer. However, withdrawn Existing Shares may be retendered at any subsequent time prior to the Expiration Date.

CONDITIONS TO THE TENDER OFFER


        The consummation of the Tender Offer is conditioned upon the approval by the Company's shareholders of the Reverse Stock Split (see "THE REVERSE STOCK SPLIT - Required Vote; Indications of Voting Intent of Luke Family Members and Management") and the effectiveness of such Reverse Stock Split. The Company intends to file amended Articles of Incorporation, making the Reverse Stock Split effective, on the same day as the Expiration Date. Prior to the Expiration Date all Existing Shares tendered pursuant to the Tender Offer will be held in safekeeping and will not be accepted for payment. The Bank, as the Company's transfer agent, will retain all stock certificates representing tendered Existing Shares until such time as they are (i) accepted for payment pursuant to the terms of the Tender Offer, or (ii) returned to the shareholder having tendered such certificates.


        Notwithstanding any term of the Tender Offer, the Company may, at its option, withdraw the Tender Offer and will not be required to accept for payment or purchase or pay for any Existing Shares tendered, if before termination of the Tender Offer, any event has occurred that has been determined by the Company, in its sole judgment, and regardless of the circumstances giving rise to it (including any action or omission to act by the Company), making it inadvisable to proceed with the Tender Offer or with the acceptance for payment or payment for the Existing Shares, including but not limited to the following events:

        o There shall have been instituted or threatened any action or proceeding before any court or administrative agency which challenges the purchase of shares pursuant to the Tender Offer or otherwise relates in any manner to the Tender Offer, or in the judgment of the Company could otherwise materially and adversely affect the Company; or

        o Any action shall have been taken, or any statute, rule, regulation or order shall have been proposed, enacted, enforced, or deemed to be applicable to the Tender Offer, by any governmental agency or other regulatory administrative authority, which, in the judgment of the Company would or might prohibit, restrict or delay consummation of the Tender Offer or materially impair the contemplated benefits of the Tender Offer to the Company; or


        o There shall have occurred any commencement of armed hostilities directly or indirectly involving the United States, specifically excluding, however, the military situations existing in Iraq or the former Yugoslavia, or any national emergency, banking moratorium or suspension of payments by banks in the United States, or any general suspension of trading or limitation of prices for securities on any primary securities exchange or in the over-the-counter market in the United States, or any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of ten percent measured from the close of business on July ___, 1999; or


        o Any change shall occur or be threatened in the business, condition (financial or otherwise), operations, stock ownership, prospects of the Company or the Bank, which, in the judgment of the Company, is or may be material to the Company or the Bank, any of which in the sole judgment of the Company makes it inadvisable to proceed with the acceptance of tenders, purchase of Existing Shares, or payment.

        Any determination by the Company concerning any events described in this section and any related judgment or decision by the Company regarding the inadvisability of proceeding with the purchase of or the payment for any shares tendered will be final and binding upon all parties. The conditions described above are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to those conditions or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right.

EFFECT ON MARKET FOR SHARES

        The Tender Offer itself will have little effect on the market for shares of New Common Stock, except that the number of Company shareholders (and the number of shareholders who are not members of the Luke Family) will be decreased to the extent of shares tendered in the Tender Offer. However, the Reverse Stock Split and the Company's subsequent deregistration under the

1934 Act, as described above in "Investment Considerations," will have a substantial effect on the liquidity of the New Common Stock.

FEES AND EXPENSES; SOURCES OF FUNDS


        Transaction expenses related to the Tender Offer will be funded by means of a dividend paid by the Bank to the Company. Purchase Funds necessary to pay for tendered Existing Shares will be raised through the Private Placement. See "THE REVERSE STOCK SPLIT - Fees and Expenses; Sources of Funds; Luke Family Purchasers."


        The Company will reimburse any broker or dealer, commercial bank or trust company for customary handling and mailing expenses incurred in forwarding the Proxy/Tender Offer Statement and related documents. No broker, dealer, commercial bank or trust company has been authorized to act as an agent of the Company for purposes of the Tender Offer.

INTERESTS OF CERTAIN PERSONS IN THE TENDER OFFER


        Company shareholders and directors who are members of the Luke Family, as well as the Luke Family Purchasers, have a substantial interest in the implementation of the Tender Offer and the other elements of the Plan, as described in "THE REVERSE STOCK SPLIT - Interests of Certain Persons in the Reverse Stock Split."

        To the extent known by the Company after reasonable inquiry, the Company believes that no director, executive officer or affiliate of the Company ("affiliate" includes any member of the Luke Family or any entity owned or controlled by any member of the Luke Family) will tender any of the Existing Shares owned by such persons in the Tender Offer. The Luke Family Purchasers have not made any separate inquiry as to the intentions of the members of the Luke Family not to participate in the Tender Offer but have relied on the Company's inquiry in this regard.

APPROVAL BY THE BOARD OF DIRECTORS; NO SHAREHOLDER APPROVAL REQUIRED

        The Board of Directors, in approving the Plan, has unanimously determined that the Tender Offer is fair to, and in the best interest of, the shareholders of the Company. See "SPECIAL FACTORS - Fairness of the Reverse Stock Split and Tender Offer" for a description of the factors considered by the Board in reaching this conclusion. No shareholder approval is required with respect to the Tender Offer.

        NEITHER THE COMPANY, THE BOARD OF DIRECTORS, THE LUKE FAMILY PURCHASERS, NOR BAS MAKES ANY RECOMMENDATION AS TO WHETHER ANY HOLDER OF EXISTING SHARES SHOULD TENDER SUCH SHARES IN THE TENDER OFFER OR RETAIN SUCH SHARES.


                         MARKET AND DIVIDEND INFORMATION

MARKET INFORMATION

        The Company's Existing Shares consist of common stock, par value $1.00 per share. COMPLETION OF THE REVERSE STOCK SPLIT IS EXPECTED TO RESULT IN THE DEREGISTRATION OF THE NEW

COMMON STOCK UNDER THE 1934 ACT. See "THE TENDER OFFER - Investment Considerations."


        The Company's Existing Shares are not actively traded and are not listed on any exchange. Management is not aware of any broker/dealer who formally makes a market in its common stock. However, based upon quotations obtained from Dow Jones Telerate and actual transactions known to the Company, the price of the Company's common stock during 1998 ranged between $38.00 to $46.20 and during 1997 from $34.00 to $38.00. The Company's book value per share at December 31, 1998 and 1997 was $38.38 and $39.86, respectively. Neither the book value nor its trading price may be indicative of the value of the Company's common stock. During the first quarter of 1999 the price of the Company's common stock ranged between $41.00 and $43.00. The most recent trade prior to the announcement of the Reverse Stock Split or Tender Offer, which occurred on April 26, 1999, was at $40.00 per share.

NUMBER OF EQUITY HOLDERS

        As of June 30, 1999, there were approximately 1,223 common shareholders of record. The Company's transfer agent is the Bank.


DIVIDENDS

        The Company's historical practice has been to pay dividends in February of each year. The Company paid cash dividends of $0.15 per share of common stock on February 14, 1997 and on February 17, 1998. In view of the Company's performance in 1998 and the weakened local economy, the Company did not declare or pay a dividend in February 1999. The Company will periodically review its dividend policy and may declare dividends in the future if such payments are deemed appropriate and in compliance with applicable law and regulations. Cash dividends are subject to determination and declaration by the Company's Board of Directors which considers a number of factors, including the growth anticipated by the Bank, the profits being generated, liquidity and capital requirements, applicable governmental regulations and policies, and other relevant factors.


            FINANCIAL INFORMATION/RATIO OF EARNINGS TO FIXED CHARGES

        The Company is providing shareholders with certain financial information, both in the Company's Annual Report to Shareholders accompanying this Proxy/Tender Offer Statement and in Appendix D, which contains the Company's Quarterly Report on Form 10-Q for the Three Months ended March 31, 1999. Additionally, the following table sets forth the Company's ratio of earnings to fixed charges for the years 1998 and 1997.

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                        (AMOUNTS IN THOUSANDS OF DOLLARS)

                                                          1998               1997
                                                         -------           -------
Income (loss) before income taxes                        $  (714)          $ 1,009
                                                         =======           =======

Fixed charges:(A)
   Interest expense                                        7,036             6,671
   Rental expense                                            857               831
                                                         -------           -------
                                                           7,893             7,502
Less interest on deposits                                 (6,561)           (6,616)
                                                         -------           -------

   Net fixed charges                                       1,332               886
                                                         -------           -------

Earnings (loss), excluding interest on deposits          $   618           $ 1,895
                                                         =======           =======

Earnings (loss), including interest on deposits          $ 7,179           $ 8,511
                                                         =======           =======

Ratio of earnings to fixed charges:

   Excluding interest on deposits                            (B)              2.14
                                                         =======           =======
   Including interest on deposits                            (B)              1.13
                                                         =======           =======


(A) For purposes of computing the ratios of earnings to fixed charges, earnings represent income (loss) before income taxes and fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, consist of the foregoing items plus interest on deposits.

(B) Due to the Bank's loss in 1998, the ratio coverage was less than 1:1. The Bank must generate additional earnings of $714 to achieve a coverage of 1:1.


                              ELECTION OF DIRECTORS

GENERAL

        The persons nominated for election at the Annual Meeting are Messrs. K.J. Luke, Warren K.K. Luke, Gordon J. Mau, Tan Tek Lum and Arthur S.K. Fong. These persons will be nominated for election to serve until the 2000 Annual Meeting of Shareholders and until their successors are elected and have qualified. Other nominations may be made at the meeting.

INFORMATION WITH RESPECT TO DIRECTORS/NOMINEES

        The following table sets forth certain information with respect to the nominees for director, including their ages, their principal occupations during the past five years, the year first elected a Director of the Company and the number of shares and percent (if more than one percent) of the Company's common stock beneficially owned by each on June 30, 1999. All of the nominees are presently directors of the Company.



                                                                 Shares of
Name and Age of Nominee,                       Year First         Company
Principal Occupation                            Elected         Common Stock        Percent
During Past Five Years                        Director of       Beneficially           of
and Family Relationship                         Company            Owned             Class
-----------------------                       -----------       ------------        -------
K.J. Luke, 84,                                    1986           14,626(1)              *
Chairman of the Board of the Company;
Chief Executive Officer of the Company
until December 1998; Chairman of the
Board of the Bank;
Father of Warren K.K. Luke

Warren K.K. Luke, 54,                             1986           267,282(2)          37.6%
Chief Executive Officer of the Company
since December 1998; President and
Director of the Company; Vice Chairman,
President and Chief Executive Officer of
the Bank; son of K.J. Luke

Gordon J. Mau, 52,                                1990            70,359(3)           9.9%
Secretary and Director of the Company;
Assistant Secretary and Director of the
Bank; Attorney-at-Law; Brother-in-law of
Warren K.K. Luke

Tan Tek Lum, 63,                                  1993            47,400(4)           6.7%
Director, Executive Vice President and
Assistant Secretary, Lum Yip Kee, Ltd.
(Real Estate Investments);
Brother-in-law of Carolyn Luke, wife of
Warren K.K. Luke

Arthur S.K. Fong, 74,                             1993             318(5)             *
Partner, Fong & Fong, Attorneys at Law


----------

*       Indicates less than 1% ownership.


(1) Includes 368 shares held by Mr. Luke's wife, Beatrice S.Y. Luke, as trustee of the Beatrice Lum Luke Trust dated 5/26/83, over which Mr. Luke exercises no voting or investment power. Also includes ownership of: (a) 10,435 shares owned by K.J.L., Inc. by virtue of Mr. Luke's ownership of 40.57% of that company's total voting stock; and (b) 520 shares owned by K.J.L. Associates by virtue of Mr. Luke's status as a general partner, over which Mr. Luke shares voting and investment power.

(2) Includes 12,800 shares owned by Mr. Luke's wife, Carolyn Luke, over which Mr. Luke exercises no voting or investment power, 37,000 shares owned by two of Mr. and Mrs. Luke's children who reside with them; 52,989 shares held by Mr. Luke as trustee for his nephews and nieces, over which he exercises sole voting and investment power; and 103,275 shares held by Mr. Luke as trustee for his sisters, over which he shares voting and investment power. Also includes ownership of: (a) 10,435 shares owned by K.J.L., Inc. by virtue of Mr. Luke's status as a principal shareholder, director and executive officer; and (b) 520 shares owned by K.J.L. Associates by virtue of Mr. Luke's status as a principal shareholder, director and executive officer of K.J.L., Inc., the corporate general partner.



(3) Includes 28,200 shares held by Mrs. Mau as trustee of the Sharlene Kam Sun Luke Mau Trust dated 12/13/93, over which Mr. Mau exercises no voting or investment power; 3,400 shares held by Mr. and Mrs. Mau, as trustees for one of their children, over which Mr. Mau shares voting and investment power; 1,200 shares held in trust for one of Mr. and Mrs. Mau's children, of which Mr. Mau has sole voting and investment power over 400 shares, and Mrs. Mau has sole voting and investment power over 800 shares; and 19,670 shares owned by one of Mr. and Mrs. Mau's children who is economically dependent upon them.



(4) Includes 47,200 shares held by Mr. Lum as trustee of separate trusts established for the benefit of Warren K.K. Luke, Loretta H.W. Yajima, Sharlene K.S. Mau and Janice M.T. Loo, over which Mr. Lum shares voting and investment power.


(5) Includes 224 shares owned jointly by Mr. Fong and his wife, Victoria C. Fong, over which Mr. Fong shares voting and investment power.

---------------

        While not subject to election by the shareholders of the Company, the following, in addition to Messrs. K.J. Luke, Warren Luke, Gordon J. Mau, Tan Tek Lum and Arthur S. K. Fong, are expected to be elected by the Company to serve as directors of the Bank for the ensuing year:

                                    William S. Chee
                                    Lawrence Kunihisa

        If any nominee should refuse or be unable to serve, the proxy will be voted for such person as shall be designated by the Board of Directors to replace any such nominee. The Board of Directors presently has no knowledge that any of the nominees will refuse or be unable to serve.

COMPENSATION OF DIRECTORS

        All of the members of the Board of Directors of the Bank receive a fee of $100 per month plus $250 for each meeting attended. Additionally, nonemployee directors of the Discount

(Loan), Examining and Executive committees of the Board of Directors of the Bank receive a fee of $100 per month for each of the committees on which they serve, and members of the Discount and CRA committees also receive $100 per meeting attended. No separate directors fees are paid by the Company.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND COMMITTEES

        The Board of Directors of the Company may establish certain standing committees, including an Executive Committee and Audit Committee. Presently, the Company has no standing committees. However, the Examining Committee of the Bank, the Company's sole subsidiary, effectively serves as the Audit Committee for the Company.

        The Board of Directors of the Bank meets monthly while the Board of Directors of the Company meets periodically. Accordingly, there were five meetings of the Board of Directors of the Company during 1998. All of the foregoing nominees attended at least 75% of the meetings of the Board during 1998, except for Mr. K.J. Luke, who was excused for health reasons.

        Among the standing committees of the Bank are the Examining Committee, Community Reinvestment Act Committee ("CRA") and the Executive Committee. Neither the Company nor the Bank have nominating committees.

        The Examining Committee of the Bank, which met four times during 1998, determines on behalf of the Board whether the performance and examination of the independent public accounting firm and the internal Bank Auditor are satisfactory and adequate to meet the Board's supervisory responsibility. The Committee reviews internal auditing procedures, the adequacy of internal financial and accounting controls, the work of the external and internal auditors and management's responses to their audit reports and recommendations. The members of the Examining Committee are Messrs. Lawrence Kunihisa (Chairman), Arthur S.K. Fong, Tan Tek Lum and Gordon J. Mau.

        The Executive Committee of the Bank met five times during 1998. The Committee acts from time to time between Board meetings, but its actions are subject to Board approval. The members of the Committee are Messrs. Arthur S.K. Fong (Chairman), Lawrence Kunihisa, K.J. Luke, Warren K.K. Luke and Tan Tek Lum. The Compensation Committee is a subcommittee of the Executive Committee which is composed of independent, nonemployee directors. The Committee reviews the performance, salaries, and benefit plans of executive officers and directors. The members of the Committee are Messrs. Arthur S.K. Fong (Chairman), Lawrence Kunihisa and Tan Tek Lum.

        The CRA Committee of the Bank met four times during 1998. The Committee reviews the Bank's CRA policies and activities and monitors the Bank's contacts, communications and involvement in projects and organizations affecting low and moderate income areas in the community. The Bank actively seeks interchange with organizations and members of the community regarding ways in which the credit needs of these areas can be better served. The long-term benefits of the Bank's lending policy on loans to new entrepreneurs, small businesses, young professionals, and low-income housing programs to help build a better and more profitable community are part of its objectives. The members of the committee are Messrs. Tan Tek Lum (Chairman), Lawrence Kunihisa, William S. Chee and Gordon J. Mau.

REQUIRED VOTE; RECOMMENDATION OF THE BOARD OF DIRECTORS

        With respect to the election of directors, each shareholder will have one vote for each Existing Share held, except that cumulative voting may be required in the election of directors. Hawaii law requires use of cumulative voting in the election of directors if, not less than 48 hours prior to the time fixed for the Annual Meeting, any shareholder delivers a request therefor to an office of the Company. Under cumulative voting, each shareholder present in person or by proxy may cast a number of votes equal to the number of his or her shares multiplied by the number of directors to be elected. The shareholder may cast all of such votes for a single director or may distribute them among the number to be voted for, or any two or more as the shareholder see fit. The nominees receiving the highest number of votes on the foregoing basis, up to the total number to be elected, will be the successful nominees. If cumulative voting is requested, the holders of management proxies will vote the proxies received by them cumulatively in such manner as is determined by them at that time.

        THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE NOMINEES FOR ELECTION AS DIRECTORS.

                             EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS

        The following information regarding executive compensation is provided consistent with the SEC's disclosure requirements. These requirements are intended to provide shareholders with a clear and concise view of the compensation paid to executive officers and directors, and an understanding of the directors' reasoning in making compensation decisions.

SUMMARY COMPENSATION TABLE

                                                                  Annual Compensation
                                                              ----------------------------          Other Annual
Name and Principal Position                      Year         Salary(1)              Bonus          Compensation
---------------------------                      ----         ---------              -----          ------------
K.J. Luke                                        1998          $124,685             $     --          $     --
    Chairmen of the                              1997          $156,393             $  1,529          $     --
    Board of the Company until                   1996          $156,726             $  1,525          $     --
    December 1998; Chairman of
    the Board of the Bank

Warren K.K. Luke                                 1998          $243,941             $     --          $  3,300
    Chief Executive Officer of                   1997          $232,727             $  2,283          $  3,300
    the Company since December                   1996          $232,881             $  2,276          $  3,300
    1998; President and Director
    of the Company; Vice
    Chairman, President and Chief
    Executive Officer of the Bank

                                                                  Annual Compensation
                                                              ----------------------------          Other Annual
Name and Principal Position                      Year         Salary(1)              Bonus          Compensation
---------------------------                      ----         ---------              -----          ------------
Ernest T. Murata                                 1998          $183,352(3)          $     --          $  7,540
    Vice President, Treasurer,                   1997          $170,787(3)          $  1,615          $  7,540
    Assistant  Secretary and Chief               1996          $169,507             $  6,018
    Financial Officer of the (3) $1,538
    Company; Senior Executive
    Vice President, Cashier,
    Secretary and Chief Financial
    Officer of the Bank

Denis C.H. Kam                                   1998          $104,500             $     --          $     --
Executive Vice President and                     1997          $ 83,333             $    833          $     --
Senior Loan  Administrator  of the
Bank since March 1997

Notes:

(1) Includes directors and committee fees for 1998, 1997 and 1996 of $2,450, $3,450 and $4,200 for K.J. Luke, respectively, and $4,450, $4,450 and $4,200, respectively, for Warren K.K. Luke.

(2) Other annual compensation consists of personal use of automobiles and direct reimbursements. All of the amounts listed for Warren K.K. Luke in the table above are for direct reimbursements. For Ernest T. Murata, personal use of automobiles was $5,052, $5,052 and $4,032 for 1998, 1997 and 1996 respectively. During the same years, direct reimbursements paid to him were $2,488, $2,488 and $1,986, respectively.

(3) Includes an adjustment in vacation benefits in 1998, 1997 and 1996 of $14,039, $9,316 and $15,410, respectively, for Ernest T. Murata.

        The Company and the Bank have not granted any options or other forms of long-term incentive awards and, consequently, no such options or awards are outstanding.

PENSION PLAN

        The Bank has a noncontributory pension plan. As of December 31, 1998, the Bank's Employees' Retirement Plan ("Plan") had 254 participating employees in the Plan. The Plan is funded annually. Bank policy is to fund pension costs using an actuarial basis, which includes past service and current cost. As such, it cannot determine the actual contributions allocated to each of the above-listed individuals. Under this Plan, employees are required to complete one full year of service before being eligible to be a member of the Plan. In order to be fully vested, a participant must complete five years of service with the Bank. Benefits become effective upon an employee's retirement at the normal retirement age of 65 years. The Plan also offers employees various options with respect to the manner of receiving retirement benefits. Under specific circumstances, employees who have attained certain ages and lengths of service may retire early at reduced benefits. In 1998 the Bank's contribution to the Plan represented 7.85% of the total remuneration paid to the Plan's participants.

                            ESTIMATED ANNUAL PENSION
                                PAYABLE AT AGE 65

                                           Years of Service with the Bank
         Average        ---------------------------------------------------------------------
     Salary Per Year      10              15             20              25             30
     ---------------    -------         -------        -------         -------       --------
        $300,000        $29,238         $47,858        $68,246         $88,635       $109,023
         250,000         29,238          47,858         68,246          88,635        109,023
         200,000         26,550          42,303         59,555          76,808         94,060
         150,000         22,500          34,253         47,130          60,008         72,885
         100,000         15,000          22,753         31,255          39,758         48,260

        The above table shows the estimated annual retirement benefit payable on a straight-life annuity basis to participating employees, including the named executive officers, for the average annual salary and years of service classification indicated. The benefits indicated in the table are not subject to Social Security deductions or other offset amounts. Under the Plan, covered compensation consists solely of salary and excludes overtime and bonuses. Please refer to the "Summary Compensation Table" for a 3-year history of the salaries paid or accrued by the Bank for Messrs. K.J. Luke, Warren K.K. Luke and Ernest
T. Murata.

        As of December 31, 1998, the credited years of service under the Plan for Messrs. Warren K.K. Luke and Ernest T. Murata were 26 and 36 years, respectively. K.J. Luke, who has 38 years of credited service, is presently receiving annual payments of $24,204 under the Plan.

        The Bank has established a nonqualified and unfunded supplemental executive retirement plan ("SERP"). The SERP is intended to supplement payments due to participants upon retirement under the Bank's existing pension plan. The SERP provides for a payment of up to 70% of the participant's average earnings over a specified three-year period. This amount is reduced by amounts payable to the participant under HNB's pension plan and social security benefits. The amount may be further reduced in the event of early retirement prior to age 68. Presently, Mr. Ernest T. Murata is the only participant in the SERP.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

        The Compensation Committee administers the compensation program for executive officers of the Company and the Bank. The objective of the program is to attract and retain qualified executives and to reward them for their achievements and contributions to the Company and the Bank.

        The Committee believes that the optimal compensation plan should motivate executives to look ahead to the future, as opposed to focusing on short-term performance. In keeping with this philosophy, the Bank's compensation packages encourage teamwork, qualitative contributions, and long-range planning. While bonuses are linked to achievements, base compensation is structured to provide executive officers with salaries that are competitive with those paid by other banks in Hawaii, taking into account differences in asset size, financial condition, and other relevant factors. Since the Company's stock is inactively traded and the company's strategy is to generate capital through retention of earnings, return on shareholders' equity and the current year's results are not significant factors in establishing salaries or bonuses; however, they are considered.

        K.J. Luke is the Chairman of the Board of the Company, and the founder and Chairman of the Board of the Bank. He has guided the Bank for 38 years, from its beginnings as a one-bank office on King and Smith Streets to the present day, as a full service bank with 14 branch locations. His wisdom and knowledge of banks and banking are invaluable. Warren K.K. Luke is the Chief Executive Officer, President and Director of operations of the Company and Vice Chairman of the Board, President and Chief Executive Officer of the Bank. He manages the day-to-day operations of the Company and the Bank and leads both companies in strategic planning. Warren K.K. Luke has significantly enhanced the Bank's visibility in the community through his participation in numerous civic, nonprofit, and professional activities, on both a local and national level.

        In determining Messrs. K.J. Luke's and Warren K.K. Luke's base compensation for 1998, the Committee considered the above factors. It also utilized a survey of salaries paid to CEOs of banks in Hawaii with assets ranging between $770 million and $12.5 billion. The salaries paid to Messrs. K.J. Luke and Warren K.K. Luke in 1998 were consistent with the Bank's ranking in the survey in terms of asset size. Except for the Bank, none of the banks included in this study were represented in the Unlisted Independent Bank Proxy used in the performance graph to compare cumulative total return.

        No incentive-driven compensation, such as stock options, stock appreciation rights, restricted stock awards, or other types of payments were awarded in 1998.

Compensation Committee
Arthur S. K. Fong, Chairman
Lawrence Kunihisa
Tan Tek Lum

PERFORMANCE GRAPH

        The Company's common stock is not actively traded and is not listed on any exchange. While a comparison with a broad market index composed of actively traded stocks may not be meaningful, the SEC requires that such information be provided to shareholders. Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on Bancshares' common stock against the cumulative total return of the NASDAQ Index, and an index of unlisted independent western banks for a period of five years commencing on December 31, 1993 and ending on December 31, 1998.

                   COMPARISON OF FIVE YEAR CUMULATIVE RETURN*
      Among Hawaii National Bancshares, Inc., NASDAQ Index and an Index of
                           Unlisted Independent Banks

                               [GRAPHIC OMITTED]

    _____Bancshares - - - -NASDAQ Index -- --Unlisted Independent Bank Proxy

* Assumes $100.00 invested on December 31, 1993 in the Company's stock, NASDAQ Market Index and an Unlisted Independent Bank Proxy originally compiled by Montgomery Securities and consisting of TriCo Bancshares, Exchange Bank, Mid-State Bank, Santa Barbara Bancorp, and Hawaii National Bancshares, Inc. Since the original compilation, certain of these companies have become listed. Total return assumes reinvestment of dividends.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        The Compensation Committee is a subcommittee of the Executive Committee of the Board of Directors of the Bank. The Committee consists of three independent, outside Bank directors: Messrs. Arthur S. K. Fong, Lawrence Kunihisa, and Tan Tek Lum. None of these individuals is or has been employed as an officer of the Company or the Bank. Tan Tek Lum is the brother-in-law of Carolyn Luke, the wife of Warren K.K. Luke. While K.J. Luke and Warren K.K. Luke are members of the Executive Committee, they are not members of the Compensation Committee. Neither of these individuals are involved in matters relating to their own or each others' compensation.

           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS/MANAGEMENT
                             PRINCIPAL SHAREHOLDERS


        In accordance with applicable SEC rules, the following table sets forth those persons who owned beneficially, directly or indirectly, more than five percent of the issued and outstanding shares of the Company's common stock as of June 30, 1999. Such rules require not only the disclosure of shares over which an individual holds sole voting and investment power, but also shares over which such individual shares voting and investment power. As a consequence, and as indicated in the footnotes below, in many instances this results in duplication in the numbers and percentages reported in the table. In the aggregate, members of the Luke family and their affiliates beneficially owned approximately 88% of the issued and outstanding shares of the Company's common stock as of June 30, 1999. The Company knows of no other persons who, as of June 30, 1999, owned beneficially, directly or indirectly, more than five percent of the

Company's outstanding voting securities and knows of no voting trust, pledge, or other similar agreement affecting any of the Company's outstanding voting securities.


                                                                                             %
                                                                                           Class
                          Relationship with the Company       Record     Beneficially   Beneficially
Name                               or the bank              Ownership        Owned         Owned
----                      -----------------------------     ---------    ------------   ------------
Warren K.K. Luke         Chief Executive Officer since        50,263       267,282(1)         37.6%
                         December 1998 and President and
                         Director of the Company; Vice
                         Chairman, President and Chief
                         Executive Officer of the Bank

Loretta H.W. Yajima      Principal Shareholder,  daughter     34,662       104,365(2)         14.7%
                         of K.J. Luke and sister of
                         Warren K.K. Luke

Gordon J. Mau            Secretary and Director of the        14,201        70,359(3)          9.9%
                         Company; Assistant Secretary
                         and Director of the Bank

Sharlene K.S. Mau        Principal Shareholder, daughter      31,888       104,784(4)         14.7%
                         of K.J. Luke and sister of
                         Warren K.K. Luke

Janice M.T. Loo          Principal Shareholder, daughter      40,800        86,863(5)         12.2%
                         of K.J. Luke and sister of
                         Warren K.K. Luke

Jeanette Lum Chun        Principal Shareholder                   118       185,047(6)         26.0%

Herbert Y.H. Chinn       Principal Shareholder                   994(7)     48,194(7)          6.8%

Tan Tek Lum              Principal Shareholder and               200        47,400(8)          6.7%
                         Director of the Company and the
                         Bank


----------

(1) Includes 12,800 shares owned by Mr. Luke's wife, Carolyn Luke, over which Mr. Luke exercises no voting or investment power; 37,000 shares owned by two of Mr. and Mrs.

        Luke's children who reside with them; 52,989 shares held by Mr. Luke as trustee for his nephews and nieces, over which he exercises sole voting and investment power; and 103,275 shares held by Mr. Luke as trustee for his sisters, over which he shares voting and investment power. Also includes ownership off (a) 10,435 shares owned by K.J.L., Inc. by virtue of Mr. Luke's status as a principal shareholder, director and executive officer; and (b) 520 shares owned by K.J.L. Associates by virtue of Mr. Luke's status as a principal shareholder, director and executive officer of K.J.L., Inc., the corporate general partner.



(2) Includes 15,854 shares held by Mrs. Yajima's husband, Tyler Yajima, as trustee of the Tyler N. Yajima Trust dated 12/15/95, over which Mrs. Yajima exercises no voting or investment power; 4,000 shares held by Mr. and Mrs. Yajima as trustees for one of their children, over which Mr. Yajima shares voting and investment power; and 34,425 shares held in trust for her sister, Sharlene K.S. Mau, over which Mrs. Yajima shares voting and investment power.



(3) Includes 28,200 shares held by Mrs. Mau as trustee of the Sharlene Kam Sun Luke Mau Trust dated 12/31/93, over which Mr. Mau exercises no voting or investment power; 3,400 shares held by Mr. and Mrs. Mau, as trustees for one of their children, over which Mr. Mau shares voting and investment power; 1,200 shares held in trust for one of Mr. and Mrs. Mau's children, of which Mr. Mau has sole voting and investment power over 400 shares, and Mrs. Mau has sole voting and investment power over 800 shares; and 19,670 shares owned by one of Mr. and Mrs. Mau's children who is economically dependent upon them.



(4) Includes 14,201 shares held by Mrs. Mau's husband, Gordon J. Mau, as trustee of the Gordon J. Mau Trust dated 12/12/89, over which Mrs. Mau exercises no voting or investment power; 3,400 shares held by Mr. and Mrs. Mau, as trustees for one of their children, over which Mrs. Mau shares voting and investment power; 1,200 shares held in trust for one of Mr. and Mrs. Mau's children, of which Mrs. Mau has sole voting and investment power over 800 shares, and Mr. Mau has sole voting and investment power over 400 shares; 19,670 shares owned by one of Mr. and Mrs. Mau's children who is economically dependent upon them; and 34,425 shares held in trust for her sister, Janice M.T. Loo, over which Mrs. Mau shares voting and investment power.



(5) Includes 11,638 shares owned by Mrs. Loo's husband, Wilson Loo, over which Mrs. Loo exercises no voting or investment power, and 34,425 shares held in trust for her sister, Loretta H.W. Yajima, over which Mrs. Loo shares voting and investment power.



(6) Includes 47,200 shares and 137,700 shares held by Mrs. Chun as trustee of two separate trusts established for the benefit of Warren K.K. Luke, Loretta H.W. Yajima, Sharlene K.S. Mau and Janice M.T. Loo, over which Mrs. Chun shares voting and investment power; and 29 shares owned jointly with her husband, Ronald Chun, over which Mrs. Chun shares voting and investment power.



(7) Includes 994 shares held jointly by Mr. Chinn with his wife; and 47,200 shares held by Mr. Chinn as trustee of separate trusts established for the benefit of Warren K.K. Luke, Loretta H.W. Yajima, Sharlene K.S. Mau and Janice M.T. Loo, over which Mr. Chinn shares voting and investment power.

(8) Includes 47,200 shares held by Mr. Lum as trustee of separate trusts established for the benefit of Warren K.K. Luke, Loretta H.W. Yajima, Sharlene K.S. Mau and Janice M.T. Loo.


                        SECURITY OWNERSHIP OF MANAGEMENT

        The following table sets forth information as of June 30, 1999 with respect to named executive officers who are not directors or nominees for directors.

NAMED EXECUTIVE OFFICERS


                                                        SHARES OF THE COMPANY'S      % OF CLASS
                                                       COMMON STOCK BENEFICIALLY    BENEFICIALLY
     NAME AND AGE                 POSITION                      OWNED                  OWNED
     ------------                 --------             -------------------------    -------------
Ernest T. Murata, 65      Vice President, Treasurer,              400                     *
                          Assistant Secretary and
                          Chief Financial Officer of
                          the Company; Senior
                          Executive Vice President,
                          Cashier, Secretary and
                          Chief Financial Officer of
                          the Bank

Denis C. H. Kam, 62       Executive Vice President                  2                     *
                          and Senior Loan Administrator
                          of the Bank; prior to 1997,
                          served as Senior Vice President
                          in various administrative and
                          managerial capacities at
                          Bank of Hawaii.

All directors and executive officers                          400,387                  56.3%
as a group (7 persons)

----------
* Denotes ownership of less than 1%



                          TRANSACTIONS IN COMMON STOCK

PUBLIC OFFERINGS IN PAST THREE YEARS

        The Company has not made an underwritten public offering of its common stock during the past three years that was registered under the Securities Act of 1933, or exempt from such registration under Regulation A promulgated under such Act.

PURCHASES BY COMPANY, OFFICERS, DIRECTORS OR AFFILIATES IN PAST TWO YEARS


        Mr. Warren K.K. Luke, President and CEO of the Company, has purchased Company common stock in the following amounts since January 1, 1997:

                                                      RANGE OF               AVERAGE PURCHASE
         1997                 AMOUNT                PRICES PAID                   PRICE
                              ------                -----------              ----------------
First quarter                    90                    $34.75                     $34.75
Second quarter                  419                $34.75 - $35.75                $35.09
Third quarter                   133                    $36.00                     $36.00
Fourth quarter                  155                    $36.00                     $36.00

         1998
First quarter                   231                    $36.00                     $36.00
Second quarter                  118                    $36.00                     $36.00
Third quarter                   249                    $44.00                     $44.00
Fourth quarter                   41                    $44.00                     $44.00


        Additionally, Mrs. Beatrice S.Y. Luke, the wife of Mr. K.J. Luke, purchased 7,865 shares on July 17, 1998, at $46.00 per share.


        No other Company executive officer, director or affiliate has purchased Company Common Stock in the past two years.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        During 1998, directors, executive officers, principal shareholders and many of their associates (i.e., certain relatives and corporations and other entities in which such persons have a significant interest) of the Company and the Bank were customers of the Bank. It is anticipated that such directors, officers, principal shareholders and their associates will continue to be customers of the Bank in the future. All transactions between the Bank and directors, executive officers, principal shareholders and their associates were made in the ordinary course of business on substantially the same terms, including interest rates, collateral and repayment terms on extensions of credit, as those prevailing at the same time for comparable transactions with other persons. In the opinion of management, such transactions do not involve more than the normal risk of collectibility or present other unfavorable features.

        The Bank leases its office space for its headquarters building at King and Smith Streets from K.J.L. Associates, an affiliate of directors K.J. Luke and Warren K.K. Luke. The lease has a term until December 31, 2024 with an option to renew for fifteen years and requires fixed annual rents of $1,025,445 from January 1, 1998 until December 31, 2000; and rent thereafter is to be fixed for each of the succeeding 3-year periods (including the option period) by agreement or, failing agreement, by arbitration.

        During 1998, the Bank leased office, printing, supply and storage space for its Airport Branch and general operations from Industrial Investors, Inc., an affiliate of director Warren K.K. Luke. There were two leases, one for the Airport Branch and adjacent printing and supply department for the Bank and a second for storage space for the Bank. The first lease called for the payment of fixed annual rents of $147,508 from January 1, 1998 until December 31, 2002; and rent thereafter to be fixed for the succeeding 10-year period by agreement, or failing agreement by arbitration. The second lease called for fixed annual rents of $60,480 from January 1, 1998 until December 31, 2002. Effective February 1, 1998, in recognition of the Bank's need for less storage space, the Bank canceled its existing lease and entered into a new lease with Industrial Investors, Inc., reducing the amount of storage space. The new lease, which also will continue until December 31, 2002, will require fixed annual rents of $27,360 (reduced from $60,480).

        All of the lease and sublease payments described above are in addition to insurance, taxes, maintenance, and utility payments. In addition, any rent which is arbitrated shall in no event be less than the rent for the period immediately preceding.

        The Boards of Directors of the Company and the Bank believe that the lease terms discussed above are as favorable to the Bank as those which could have been obtainable in transactions with persons or companies not affiliated with the Company or the Bank.


        The Bank utilizes the firm of Loyalty Insurance Agency, Ltd. in placing the Bank's insurance, which includes a variety of standard Bank insurance, such as, fidelity, liability, fire, etc. Mr. Warren K.K. Luke, a director and officer of the Company and the Bank, is also a director of Loyalty Insurance Agency, Ltd. and a director and principal shareholder of its parent company, Loyalty Enterprises, Ltd. Mr. Tan Tek Lum, a director of the Company and the Bank, is also a director of Loyalty Insurance Agency, Ltd. and a director of Loyalty Enterprises, Ltd. The Board of Directors of the Bank believes that the selection of surety companies and the pricing of the premiums are as favorable as would be obtainable with other insurance firms. During 1998, the Bank paid an aggregate premium of $291,455 to such firm. The Bank plans to continue to utilize the agency during 1999.


                   COMPLIANCE WITH SECTION 16(a) REQUIREMENTS

        Section 16(a) of the Securities Exchange Act of 1934, as amended, ("Section 16(a)") requires that all executive officers and directors of the Company and the Bank and all persons who beneficially own more than 10% of the Company's common stock file reports with the Securities and Exchange Commission with respect to beneficial ownership of the Company's securities. The Company has adopted procedures to assist its directors and executive officers in complying with the Section 16(a) filings.

        Based solely upon the Company's review of the copies of the filings which it received with respect to the fiscal year ended December 31, 1998, or written representations from certain reporting persons, the Company believes that all reporting persons made all filings required by Section 16(a) on a timely basis.

                    RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS

        The firm of PricewaterhouseCoopers LLP (formerly Coopers and Lybrand L.L.P.) performed the audit of the consolidated financial statements for the Company and the Bank for the year ended December 31, 1998. The Board of Directors has appointed PricewaterhouseCoopers LLP as independent auditors of the Company and the Bank for the current year. Shareholders are not required to take action on this selection. Representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting. They will be given the opportunity to present a statement, if they so desire, and will be available to respond to appropriate questions.

                              SHAREHOLDER PROPOSALS

        The 2000 Annual Meeting of Shareholders will be held on or about April 18, 2000. Therefore, proposals of shareholders intended to be presented at the 2000 Annual Meeting must be received by the Secretary of the Board of Directors before November 12, 1999 for inclusion in the 2000 Proxy Statement and form of Proxy. In addition, if the Company receives notice of a shareholder proposal after February 3, 2000, the persons named as the proxies in such proxy statement and form of proxy will have discretionary authority to vote on such shareholder proposal. All notices of proposals should be directed to the Secretary of the Board of Directors, Hawaii National Bancshares, Inc., P.O. Box 3740, 45 North King Street, Honolulu, Hawaii 96812.

                       WHERE YOU CAN FIND MORE INFORMATION

        The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the Company files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Company's SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov).


        The Company has filed a Schedule 13E-3 with the SEC in connection with the proposed going-private transaction and a Schedule 13E-4 with the SEC in connection with the Tender Offer. In addition, the Luke Family Purchasers have filed a Schedule 14D-1 in connection with the Tender Offer. This Proxy/Tender Offer Statement does not contain all of the information set forth in the
Schedule 13E-3, the Schedule 13E-4 and the Schedule 14D-1, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. The
Schedule 13E-3, including exhibits, the Schedule 13E-4, including exhibits, the
Schedule 14D-1, including exhibits, and other filings made with the SEC as described above, may be inspected or obtained by contacting the SEC as described above.


                      INFORMATION INCORPORATED BY REFERENCE

        The consolidated financial statements of the Company and the report of its independent accountants thereon, together with supplementary financial data, management's discussion and analysis and analysis of financial condition and results of operations, and quantitative and qualitative disclosures about market risk, are included in the Company's Annual Report to Shareholders for the fiscal year ended December 31, 1998 and are incorporated by reference in this Proxy Statement. A copy of such Annual Report to Shareholders is enclosed.

        A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K AS REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE MADE AVAILABLE WITHOUT CHARGE TO EACH SHAREHOLDER UPON REQUEST TO:

        Mr. Ernest T. Murata
        Vice President, Treasurer, Assistant Secretary and
           Chief Financial Officer
        Hawaii National Bancshares, Inc.
        P.O. Box 3740
        Honolulu, Hawaii  96812
        Phone: (808) 528-7711

                                 OTHER BUSINESS

        The Board of Directors knows of no other matters to be brought before the Annual Meeting. However, if other matters should properly come before the meeting, it is the intention of the persons named in the Proxy to vote the Proxy in accordance with the recommendations of management on such matters.


                                        By Order of the Board of Directors



                                        Gordon J. Mau
                                        Secretary

Honolulu, Hawaii
June ______, 1999


Appendix A - Hawaii Dissenters' Rights Statute


Appendix B - Proposed Amendment to Company's Articles of Incorporation

Appendix C - BAS Fairness Opinion

Appendix D - Quarterly Report on Form 10-Q for the Three Months ended March 31,
             1999

                                                                      APPENDIX A

                         HAWAII BUSINESS CORPORATION ACT

                         HAWAII REVISED STATUTES CH. 415

SECTION 415-80. RIGHT OF SHAREHOLDERS TO DISSENT.

        (a) Any shareholder of a corporation shall have the right to dissent from, and to obtain payment for the shareholder's shares in the event of, any of the following corporate actions:

                (1) Any plan of merger or consolidation to which the corporation is a party, except as provided in subsection (c);

                (2) Any sale or exchange of all or substantially all of the property and assets of the corporation not made in the usual and regular course of its business, including a sale in dissolution, but not including a sale pursuant to an order of a court having jurisdiction in the premises or a sale for cash on terms requiring that all or substantially all of the net proceeds of sale be distributed to the shareholders in accordance with their respective interests within one year after the date of sale;

                (3) Any plan of exchange to which the corporation is a party as the corporation the shares of which are to be acquired;

                (4) Any amendment of the articles of incorporation which materially and adversely affects the rights appurtenant to the shares of the dissenting shareholder in that it:

                        (A) Alters or abolishes a preferential right of the shares;

                        (B) Creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

                        (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; or

                        (D) Excludes or limits the right of the holder of the shares to vote on any matter, or to cumulate the holder's votes, except as the right may be limited by dilution through the issuance of shares or other securities with similar voting rights; or

                (5) Any other corporate action taken pursuant to a shareholder vote with respect to which the articles of incorporation, the bylaws, or a resolution of the board of directors directs that dissenting shareholders shall have a right to obtain payment for their shares.

        (b) (1) A record holder of shares may assert dissenters' rights as to less than all of the shares registered in the record holder's name only if the record holder dissents with respect to all the shares beneficially owned by any one person, and discloses the name and address of the person or persons on whose behalf the record holder dissents. In that event, the record holder's rights shall be determined as if the shares as to which the record holder has dissented and the record holder's other shares were registered in the names of different shareholders.

                (2) A beneficial owner of shares who is not the record holder may assert dissenters' rights with respect to shares held on the beneficial owner's behalf, and shall be treated as a dissenting shareholder under the terms of this section and section 415-31 if the beneficial owner submits to the corporation at the time of or before the assertion of these rights a written consent of the record holder.

        (c) The right to obtain payment under this section shall not apply to the shareholders of the surviving corporation in a merger if a vote of the shareholders of the corporation is not necessary to authorize the merger.

        (d) A shareholder of a corporation who has a right under this section to obtain payment for the shareholder's shares shall have no right at law or in equity to attack the validity of the corporate action that gives rise to the shareholder's right to obtain payment, nor to have the action set aside or rescinded, except when the corporate action is unlawful or fraudulent with regard to the complaining shareholder or to the corporation.

SECTION 415-81. RIGHTS OF DISSENTING SHAREHOLDERS.

        (a)     As used in this section:

"Dissenter" means a shareholder or beneficial owner who is entitled to and does assert dissenters' rights under section 415-80, and who has performed every act required up to the time involved for the assertion of such rights.

"Corporation" means the issuer of the shares held by the dissenter before the corporate action, or the successor by merger or consolidation of that issuer.

"Fair value" of shares means their value immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless the exclusion would be inequitable.

"Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans, or, if none, at such rate as is fair and equitable under all of the circumstances.

        (b) If a proposed corporate action which would give rise to dissenters' rights under section 415-80(a) is submitted to a vote at a meeting of shareholders, the notice of meeting shall notify all shareholders that they have or may have a right to dissent and obtain payment for their shares by complying with the terms of this section, and shall be accompanied by a copy of sections 415-80 and 415-81 of this chapter.

        (c) If the proposed corporate action is submitted to a vote at a meeting of shareholders, any shareholder who wishes to dissent and obtain payment for the shareholder's shares must file with the corporation, prior to the vote, a written notice of intention to demand that the shareholder be paid fair compensation for the shareholder's shares if the proposed action is effectuated and shall refrain from voting the shareholder's shares in approval of the action. A shareholder who fails in either respect shall acquire no right to payment for the shareholder's shares under this section or section 415-80.

        (d) If the proposed corporate action is approved by the required vote at a meeting of shareholders, the corporation shall mail a further notice to all shareholders who gave due notice of intention to demand payment and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment for their shares a notice of the adoption of the plan of corporate action. The notice shall: (1) state where and when a demand for payment must be sent and certificates of certificated shares must be deposited in order to obtain payment; (2) inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received; (3) supply a form for demanding payment which includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares; and (4) be accompanied by a copy of sections 415-80 and 415-81 of this chapter. The time set for the demand and deposit shall not be less than thirty days from the mailing of the notice.

        (e) A shareholder who fails to demand payment, or fails (in the case of certified shares) to deposit certificates, as required by a notice pursuant to subsection (d) shall have no right under this section or section 415-80 to receive payment for the shareholder's shares. If the shares are not represented by certificates, the corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action, or the release of restrictions under the terms of subsection (f). The dissenter shall retain all other rights of a shareholder until these rights are modified by effectuation of the proposed corporate action.

        (f) (1) Within sixty days after the date set for demanding payment and depositing certificates, if the corporation has not effectuated the proposed corporate action and remitted payment for shares pursuant to paragraph (3), it shall return any certificates that have been deposited, and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

                (2) When uncertificated shares have been released from transfer restrictions, and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of subsection
(d), with like effect.

                (3) Immediately upon effectuation of the proposed corporate action, or upon receipt of demand for payment if the corporate action has already been effectuated, the corporation shall remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount which the corporation estimates to be the fair value of the shares, with interest if any has accrued. The remittance shall be accompanied by:

                        (A) The corporation's closing balance sheet and statement of income for a fiscal year ending not more than sixteen months before the date of remittance, together with the latest available interim financial statements;

                        (B) A statement of the corporation's estimate of fair value of the shares; and

                        (C) A notice of the dissenter's right to demand supplemental payment, accompanied by a copy of sections 415-80 and 415-81 of this chapter.

        (g)     (1) If the corporation fails to remit as required by subsection
(f), or if the dissenter believes that the amount remitted is less than the fair value of the dissenter's shares, or that the interest is not correctly determined, the dissenter may send the corporation the dissenter's own estimate of the value of the shares or of the interest, and demand payment of the deficiency.

                (2) If the dissenter does not file such an estimate within thirty days after the corporation's mailing of its remittance, the dissenter shall be entitled to no more than the amount remitted.

        (h) (1) Not more than sixty days after receiving a demand for payment pursuant to subsection (g), if any such demands for payment remain unsettled, the corporation shall file in an appropriate court a petition requesting that the fair value of the shares and interest thereon be determined by the court.

               (2) An appropriate court shall be a court of competent jurisdiction in the county of this State where the principal office of the corporation is located. If, in the case of a merger or consolidation or share exchange, the corporation is a foreign corporation without a registered office in this State, the petition shall be filed in the county where the principal office of the domestic corporation was last located.

                (3) All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the petition shall be served on each dissenter; if a dissenter is a nonresident, the copy may be served on the dissenter by registered or certified mail or by publication as provided by law.

                (4) The jurisdiction of the court shall be plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as shall be specified in the order of their appointment or in any amendment thereof. The dissenters shall be entitled to discovery in the same manner as parties in other civil suits.

                (5) All dissenters who are made parties shall be entitled to judgment for the amount by which the fair value of their shares is found to exceed the amount previously remitted, with interest.

                (6) If the corporation fails to file a petition as provided in paragraph (1) of this subsection, each dissenter who made a demand and who has not already settled the dissenter's claim against the corporation shall be paid by the corporation the amount demanded by the dissenter, with interest, and may sue therefor in an appropriate court.

        (i)     (1) The costs and expenses of any proceeding under subsection
(h), including the reasonable compensation and expenses of appraisers appointed by the court, shall be determined by the court and assessed against the corporation, except that any part of the costs and expenses may be apportioned and assessed as the court may deem equitable against all or some of the dissenters who are parties and whose action in demanding supplemental payment the court finds to be arbitrary, vexatious, or not in good faith.

                (2) Fees and expenses of counsel and of experts for the respective parties may be assessed as the court may deem equitable against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this section, and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith in respect to the rights provided by this section and section 415-80.

                (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and should not be assessed against the corporation, it may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

        (j) (1) Notwithstanding the foregoing provisions of this section, the corporation may elect to withhold the remittance required by subsection (f) from any dissenter with respect to shares of which the dissenter (or the person on whose behalf the dissenter acts) was not the beneficial owner on the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action. With respect to such shares, the corporation shall, upon effectuating the corporate action, state to each dissenter its estimate of the fair value of the shares, state the rate of interest to be used (explaining the basis thereof), and offer to pay the resulting amounts on receiving the dissenter's agreement to accept them in full satisfaction.

                (2) If the dissenter believes that the amount offered is less than the fair value of the shares and interest determined according to this section, the dissenter may within thirty days after the date of mailing of the corporation's offer, mail to the corporation the dissenter's own estimate of fair value and interest, and demand their payment. If the dissenter fails to do so, the dissenter shall be entitled to no more than the corporation's offer.

                (3) If the dissenter makes a demand as provided in paragraph
(2), the provisions of subsections (h) and (i) shall apply to further proceedings on the dissenter's demand.

                                                                      APPENDIX B

                               PROPOSED AMENDMENT
                                       TO
                        HAWAII NATIONAL BANCSHARES, INC.
                            ARTICLES OF INCORPORATION

        Article 4 of the Company's Articles of Incorporation is proposed to be amended to read as follows:

                                    ARTICLE 4

                        The aggregate number of shares which the Corporation
                shall be authorized to issue is 50,000 all of which shall be common stock with a par value of $200 per share. On the effective date of this Article 4, every outstanding share of the Corporation is consolidated and converted into 1/200 (0.005) of a share. Fractional shares of common stock may not be issued, and the Corporation shall pay in cash to holders of fractional shares the fair value of such fractional shares.

                                                                      APPENDIX C

                OPINION OF NATIONSBANC MONTGOMERY SECURITIES LLC

April 27, 1999


Board of Directors
Hawaii National Bancshares, Inc.
45 N. King Street
Honolulu, Hawaii  96812

Gentlemen:

        We understand that the Board of Directors of Hawaii National Bancshares, Inc., a Hawaii corporation ("HNB"), has adopted a Resolution dated April 27, 1999 (the "Board Resolution"), pursuant to which HNB will, subject to the receipt of necessary shareholder approval: (i) effect a 1 for 200 reverse stock split of its common stock by means of an amendment to HNB's certificate of incorporation (the "Reverse Split"), with cash to be issued in lieu of fractional shares at a value of $45.00 per pre-split share, (ii) offer to purchase all shares of HNB common stock held by its shareholders for $45.00 per pre-split share (the "Tender Offer"), and (iii) fund both the Reverse Split and Tender Offer through a private placement of newly issued shares of HNB common stock at a purchase price of $45.00 per pre-split share to certain members of the Luke family (the "Private Placement"). The Reverse Split, Tender Offer and Private Placement are referred to herein collectively as the "Transaction". The terms and conditions of the Transaction are set forth in more detail in the Proxy/Tender Offer Statement and the Board Resolution.

        You have asked for our opinion as investment bankers as to whether the per share price to be received by shareholders of HNB in the Reverse Split and Tender Offer is fair to such shareholders from a financial point of view, as of the date hereof. As you are aware, we were not retained to nor did we advise HNB with respect to the terms or structure of the Transaction or with respect to alternatives to the Transaction or HNB's underlying decision to proceed with or effect the Transaction.

        In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to HNB, including the consolidated financial statements for recent years and subsidiary bank financial statements for the quarter ended March 31, 1999 and certain other relevant financial and operating data relating to HNB made available to us from published sources and from the internal records of HNB;
(ii) reviewed the financial terms and conditions of the Reverse Split and the Tender Offer; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, HNB Common Stock; (iv) compared HNB from a financial point of view with certain other companies in the banking industry which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the banking industry and selected "going-private" transactions involving self-tenders, which we deemed to be comparable, in whole or in part, to the Reverse Split and the Tender Offer; (vi) reviewed and discussed with representatives of the management of HNB certain information of a business and financial nature regarding HNB, furnished to us by them, including financial forecasts and related assumptions of HNB; (vii) made inquiries regarding and discussed the Reverse Split and the Tender Offer and other matters related thereto with HNB's counsel; and (viii) performed such other analyses and examinations as we have deemed appropriate.

        In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for HNB provided to us by its management, upon your advice and with your consent we have assumed for purposes of our opinion that the forecasts, including management's assessment of the prospects for earnings growth subsequent to 2001, have been reasonably prepared on bases reflecting the best available estimates and judgments of their respective management at the time of preparation as to the future financial performance of HNB and that they provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in HNB's assets, financial condition, results of operations, business or prospects since the respective dates of HNB's last financial statements made available to us. We have relied on advice of counsel and independent accountants to HNB as to all legal and financial reporting matters with respect to HNB, the Transaction and the Board Resolution. We have assumed that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for reviewing any individual credit files, or making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of HNB, nor have we been furnished with any such appraisals. We are not experts in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and assumed, with HNB's consent, that such allowances were in the aggregate adequate to cover such losses. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof.

        We have further assumed with your consent that the Reverse Split and the Tender Offer will be consummated in accordance with the terms described in the Board Resolution, without any further amendments thereto, and without waiver by HNB of any of the conditions to its obligations thereunder.

        We will receive a fee for our services to HNB in connection with the rendering of this opinion.

        Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the price per pre-split share to be received by shareholders in the Reverse Split and Tender Offer is fair to such shareholders from a financial point of view, as of the date hereof.

        We are not expressing any opinion regarding the price at which HNB common stock may trade at any future time.

        This opinion is directed to the Board of Directors of HNB in its consideration of the Reverse Split and the Tender Offer and is not a recommendation to any shareholder as to whether such shareholders should tender shares of HNB common stock in the Tender Offer or as to how such shareholder should vote with respect to the Reverse Split or any other aspect of the Transaction. Further, this opinion addresses only the financial fairness of the per share price to be received by shareholders in the Reverse Split and the Tender Offer and does not address the relative merits of any aspect of the Transaction and any alternatives to the Transaction, HNB's underlying decision to proceed with or effect the Transaction, or any other aspect of the Transaction. This opinion may not be used or referred to by HNB, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in the Proxy/Tender Offer Statement filed with the Securities and Exchange Commission in connection with the Transaction.

                      Very truly yours,

                             /s/

                      NATIONSBANC MONTGOMERY SECURITIES LLC

                                                                      APPENDIX D

                               HAWAII NATIONAL BANCSHARES, INC.

                                     QUARTERLY REPORT ON
                                          FORM 10-Q
                                           FOR THE
                              THREE MONTHS ENDED MARCH 31, 1999

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 10-Q

(Mark One)

[X] Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the quarterly period ended March 31, 1999

                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to __________

                         Commission File Number 0-15508

                        HAWAII NATIONAL BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)

                HAWAII                                     99-0250218
       (State of incorporation)                (IRS Employer Identification No.)

 45 NORTH KING STREET, HONOLULU, HAWAII                        96817
(Address of principal executive offices)                    (Zip Code)

                                 (808) 528-7711
              (Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

The number of shares outstanding of each of the issuer's classes of common stock, as of the latest date is:

Common Stock, $1 Par Value; outstanding at April 30, 1999 - 711,000 shares

                                TABLE OF CONTENTS

                                                                               Page

PART I.  FINANCIAL INFORMATION

Item 1.  Financial Statements

            Consolidated Balance Sheets - March 31, 1999,
               December 31, 1998 and March 31, 1998 (Unaudited).................3

            Consolidated Statements of Operations - Three months
               ended March 31, 1999 and 1998 (Unaudited)........................4

            Consolidated Statements of Cash Flows - Three months
               ended March 31, 1999 and 1998 (Unaudited)........................5

            Notes to Consolidated Financial Statements (Unaudited)..............6

Item 2.  Management's Discussion and Analysis of Financial Condition
            and Results of Operations...........................................7

PART II. OTHER INFORMATION

Item 6.  Exhibits and Reports on Form 8-K......................................15

SIGNATURES ....................................................................16

EXHIBIT INDEX .................................................................17

                          PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

                 HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)
              March 31, 1999, December 31, 1998 and March 31, 1998
                 (dollars in thousands, except per share data)

                                                                 MARCH 31           DECEMBER 31        MARCH 31
                                                                   1999                1998              1998
                                                                 ---------          -----------        ---------
ASSETS:
      Cash and due from banks                                    $  15,550          $  16,400          $  16,593
      Federal funds sold                                            27,500             16,000              4,750
                                                                 ---------          ---------          ---------
         Cash and cash equivalents                                  43,050             32,400             21,343
      Investment securities-
         Held-to-maturity (fair value of $44,958,
              $45,108 and $44,525 as of
              March 31, 1999, December 31,
              1998 and March 31, 1998,
              respectively)                                         44,976             44,980             44,484
         Available-for-sale                                          1,760              1,760              1,760
         Trading                                                       117                115                 --
      Loans and leases, net of allowance for
         loan and lease losses of $3,355, $3,296,
         and $3,301 as of March 31, 1999,
         December 31, 1998 and March 31, 1998,
         respectively (Note 2)                                     206,863            220,551            219,331
      Premises and equipment                                         4,765              4,906              3,667
      Other assets                                                   6,746              7,321              7,052
                                                                 ---------          ---------          ---------

              Total assets                                       $ 308,277          $ 312,033          $ 297,637
                                                                 =========          =========          =========

LIABILITIES:
      Deposits -
         Demand                                                  $  98,565          $ 100,639          $  89,764
         Savings                                                    91,795             94,006             85,512
         Time                                                       81,934             81,256             73,689
                                                                 ---------          ---------          ---------
              Total deposits                                       272,294            275,901            248,965

      Short-term borrowings                                          5,672              5,516             17,981
      Other liabilities                                              2,882              3,327              2,466
                                                                 ---------          ---------          ---------
              Total liabilities                                    280,848            284,744            269,412

SHAREHOLDERS' EQUITY (Note 3)
      Common stock, par value $1 per share;
      Authorized - 10,000,000 shares
      Issued and outstanding - 711,000 shares                          711                711                711
      Capital in excess of par value                                12,148             12,148             12,148
      Retained earnings                                             15,170             15,030             15,366
      Accumulated other comprehensive loss                            (600)              (600)                --
                                                                 ---------          ---------          ---------
              Total shareholders' equity                            27,429             27,289             28,225
                                                                 ---------          ---------          ---------

              Total liabilities and shareholders' equity         $ 308,277          $ 312,033          $ 297,637
                                                                 =========          =========          =========



The accompanying notes are an integral part of the consolidated financial statements.

                 HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
               For the three months ended March 31, 1999 and 1998
                     (in thousands, except per share data)

                                                            THREE MONTHS ENDED
                                                                 MARCH 31
                                                        ---------------------------
                                                          1999              1998
                                                        ---------         ---------
Interest Income:
     Interest and fees on loans                         $   4,883         $   5,019
     Interest on direct financing leases                       25                30
     Interest on Federal funds sold                           220                16
     Interest on investment securities                        666               707
                                                        ---------         ---------
            Total interest income                           5,794             5,772
                                                        ---------         ---------

INTEREST EXPENSE:
     Deposits                                               1,504             1,566
     Federal funds purchased                                   --                 6
     Short-term borrowings                                     80               197
                                                        ---------         ---------
            Total interest expense                          1,584             1,769
                                                        ---------         ---------
            Net interest income                             4,210             4,003

PROVISION FOR LOAN AND LEASE LOSSES  (Note 2)                 300               270
                                                        ---------         ---------
            Net interest income after provision
                for loan and lease losses                   3,910             3,733
                                                        ---------         ---------

OTHER INCOME:
     Service charges on deposit accounts                      308               272
     Other service charges, collection and
         exchange charges, commissions and fees               619               600
                                                        ---------         ---------
                                                              927               872
                                                        ---------         ---------

OTHER EXPENSES:
     Salaries and employee benefits                         2,389             2,423
     Occupancy expense of bank premises                     1,209             1,217
     Other operating expenses                               1,053               974
                                                        ---------         ---------
                                                            4,651             4,614
                                                        ---------         ---------
            Income (loss) before income taxes                 186                (9)

INCOME TAX PROVISION                                           46                 1
                                                        ---------         ---------

            Net income (loss)                           $     140         $     (10)
                                                        =========         =========

PER SHARE DATA:
     Earnings (basic and diluted)                       $    0.20         $   (0.01)
     Cash dividend                                      $      --         $    0.15
     Average shares outstanding                           711,000           711,000



The accompanying notes are an integral part of the consolidated financial statements.

                 HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
               For the three months ended March 31, 1999 and 1998
                                 (in thousands)

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                                                         THREE MONTHS ENDED
                                                                                                              MARCH 31
                                                                                                      --------------------------
                                                                                                        1999              1998
                                                                                                      --------          --------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Interest and fees received                                                                       $  5,794          $  5,637
     Interest paid                                                                                      (1,726)           (1,683)
     Service charges, collection and exchange charges, commission and fees received                        927               872
     Cash paid to suppliers and employees                                                               (4,358)           (4,243)
                                                                                                      --------          --------
                Net cash provided by operating activities                                                  637               583
                                                                                                      --------          --------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from maturity of investment securities held-to-maturity                                    9,024            10,993
     Purchase of investment securities held-to-maturity                                                 (9,020)           (7,996)
     Net decrease (increase) in loans and leases made to customers                                      13,313            (4,229)
     Proceeds from sale of loans                                                                           199               500
     Capital expenditures                                                                                  (53)             (256)
                                                                                                      --------          --------
                Net cash provided by (used in) investing activities                                     13,463              (988)
                                                                                                      --------          --------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net decrease in demand deposits and savings accounts                                               (4,285)          (13,261)
     Net increase in time deposits                                                                         679             3,506
     Net increase in short-term borrowings                                                                 156            12,981
     Net decrease in federal funds purchased                                                                --            (4,000)
     Dividends paid                                                                                         --              (107)
                                                                                                      --------          --------
                Net cash used in financing activities                                                   (3,450)             (881)
                                                                                                      --------          --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                                    10,650            (1,286)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                                        32,400            22,629
                                                                                                      --------          --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                            $ 43,050          $ 21,343
                                                                                                      ========          ========

RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
     Net income (loss)                                                                                $    140          $    (10)
     Adjustments to reconcile net income (loss) to net cash provided by operating activities:
         Depreciation on bank premises and equipment                                                       194               128
         Provision for loan and lease losses                                                               300               270
         Amortization of deferred loan fees                                                               (124)              (51)
         Changes in -
            Interest receivable                                                                            127               (84)
            Interest payable                                                                              (142)               86
            Taxes payable                                                                                   46                 1
            Other assets                                                                                   446               489
            Other liabilities                                                                             (350)             (246)
                                                                                                      --------          --------
     Net cash provided by operating activities                                                        $    637          $    583
                                                                                                      ========          ========



The accompanying notes are an integral part of the consolidated financial statements.

                 HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results anticipated for the year ended December 31, 1999. For additional information, refer to the consolidated financial statements and footnotes thereto included in Hawaii National Bancshares, Inc.'s annual report on Form 10-K for the year ended December 31, 1998.


2. ALLOWANCE FOR LOAN AND LEASE LOSSES

                                                         THREE MONTHS ENDED
                                                             MARCH 31
                                                    ----------------------------
(IN THOUSANDS)                                         1999                1998
                                                    -------             -------
Balance, beginning of period                        $ 3,296             $ 3,198
Provision charged to operations                         300                 270
Loans and leases charged-off                           (253)               (178)
Recoveries on loans and leases
       previously charged-off                            12                  11
                                                    -------             -------
          Net charge-offs                              (241)               (167)
                                                    -------             -------
Balance, end of period                              $ 3,355             $ 3,301
                                                    =======             =======

The following table presents information on the recorded investment in impaired loans for the dates indicated:

                                                               MARCH 31     DECEMBER 31      MARCH 31
(in thousands)                                                   1999           1998          1998
                                                               ------         ------         ------
Impaired loans for which there is a related allowance          $1,622         $1,835         $1,604
Impaired loans for which there is no related allowance          1,820          1,768          2,243
                                                               ------         ------         ------
       Total recorded investment                               $3,442         $3,603         $3,847
                                                               ======         ======         ======

The average recorded investment in impaired loans was $3,450,000 for the three months ended March 31, 1999, $3,647,000 for the year ended December 31, 1998 and $3,677,000 for the three months ended March 31, 1998. Interest income on impaired loans is recognized in accordance with the Company's nonaccrual loan policy. There was no interest income recognized on impaired loans in any or the previously mentioned periods.

3.     STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                         THREE MONTHS ENDED
                                              MARCH 31
                                     -------------------------
(IN THOUSANDS)                         1999             1998
                                     --------         --------
Balance, beginning of period         $ 27,289         $ 28,342
Net income (loss)                         140              (10)
Cash dividends                             --             (107)
                                     --------         --------
Balance, end of period               $ 27,429         $ 28,225
                                     ========         ========

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         Hawaii National Bancshares, Inc. ("Company") is a bank holding company whose wholly-owned subsidiary is Hawaii National Bank ("HNB" or the "Bank"), a national banking association. The Company derives substantially all of its income from the operations of the Bank and the Bank's assets constitute the majority of the Company's assets. Therefore, the discussion that follows relates mainly to the activities of the Bank.

FORWARD LOOKING STATEMENTS

         In this report, the Company has included certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This statement is for the express purpose of availing the Company of the protections of such safe harbor with respect to all "forward looking statements." The Company has used "forward looking statements" to describe future plans and strategies, including expectations of the Company's future financial results. Management's ability to predict results or the effect of future plans and strategy is inherently uncertain. Factors that could affect results include interest rate trends, the general economic climate in the state of Hawaii and the nation as a whole, loan delinquency rates, the local real estate market, Year 2000 issues, and changes in federal and state regulation. These factors should be considered in evaluating the "forward looking statements" and undue reliance should not be placed on such statements.

LOCAL ECONOMY

         Hawaii's economy remains in a prolonged economic slump which began in 1990. In March 1999, both Moodys and Standard and Poors downgraded the City and County of Honolulu's bonds by one notch to Aa3 and AA-, respectively. Hawaii's unemployment rate was 5.7% in March 1999, a slight improvement from 6.1% a year ago and 5.8% in the prior month. Job losses, however, continued with the number of jobs statewide declining to 531,500 in March 1999 from 532,900 a year earlier. In the real estate area, it continued to be a buyer's market. The median price for a single-family home on Oahu was 5.6% lower in March 1999, compared to a year earlier, while the median condominium price was down 8.9%. Likewise, commercial property values remained under pressure, particularly in the outlying areas, due to corporate downsizings, failures and migrations to other states.

HIGHLIGHTS

         The Company reported net income of $140,000, or $0.20 per share, for the first quarter of 1999, compared to a net loss of $10,000, or $0.01 per share, for the same quarter in 1998. The increase was primarily due to the recognition of $112,000 in origination fees and prepayment penalties that were related to the early payoff of two loans.

         During the quarter, the Company provided $300,000 for loan and leases losses, an 11.1% increase over the $270,000 provided for the same period last year. Net charge-offs through March 31, 1999 increased 44.3% to $241,000 from the respective period in 1998. Noncurrent loans and leases, as a percentage of total outstandings, were 1.8% at March 31, 1999, unchanged from December 31, 1998.

         At March 31, 1999, total assets stood at $308,277,000, compared to $312,033,000 at December 31, 1998. Loans and leases declined 6.1% to $210,218,000 due to several large payoffs, while deposits declined 1.3% to $272,294,000. At December 31, 1998, the benefit obligation of the Company's pension plan exceeded the fair value of plan assets. As a result, an additional minimum pension liability adjustment of $600,000, net of tax of $380,000, was reported in other comprehensive loss as a reduction to shareholders' equity. At March 31, 1999 and December 31, 1998, shareholders' equity totaled $27,429,000 and $27,289,000, respectively. Leverage and risk-based capital ratios continued to exceed regulatory requirements by a substantial margin.

SUBSEQUENT EVENT

         On April 27, 1999, the Company's Board of Directors adopted resolutions recommending to the Company shareholders a plan to restructure the share ownership of the Company. The plan proposed by the Company involves a one for 200 reverse stock split which would reduce the number of Company shareholders below 300, thus allowing the Company to terminate its reporting obligations under the Securities and Exchange Act of 1934, as amended. Since the Company's stock is unlisted, the benefits of public ownership are minimal. As a private corporation, the Company would be able to eliminate the substantial time and expense associated with being a public-reporting company. In addition, the Company's plan involves an opportunity for all shareholders to sell their shares to the Company at the same price per share without commissions as will be received by shareholders who receive cash for their fractional shares at $45.00 per pre-split share in the reverse stock split. The Company has received an opinion from the investment banking firm of NationsBanc Montgomery Securities LLC that the $45.00 price per pre-split share is fair to shareholders from a financial point of view.

         In order to provide adequate time for review of the Company's plan and related shareholder materials by the Securities and Exchange Commission, the Company's 1999 Annual Meeting of Shareholders has been postponed. It is currently anticipated that the Annual Meeting will be held in July 1999, and that Annual Meeting materials will be sent to the Company's shareholders in June. (For additional information on the proposed going private plan, see the Company's Current Report on Form 8-K dated April 27, 1999.)

RESULTS OF OPERATIONS

Net Interest Income

         Net interest income for the three months ended March 31, 1999 increased $207,000, or 5.2%, from the respective period in 1998. The improvement was primarily due to a decline in interest expense. During the quarter, the average cost of funds declined by 48 basis points, while the average yield on interest-earning assets fell by 41 basis points. The average net interest margin for the first quarters of 1999 and 1998 was 5.98% and 5.99%, respectively.

         Interest income for the three months ended March 31, 1999 increased $22,000, or 0.4%, from the comparable period in 1998. Included in the results for the current period were origination fees and prepayment penalties related to the early payoff of two loans that aggregated $112,000. Loan origination fees, net of direct costs of origination, are deferred and amortized into interest income over the effective life of the loan. In the event the loan is sold or paid off early, the unamortized fees, including any prepayment penalties, are recognized as income. The average yield on interest-earning assets for the first quarter of 1999 was 8.23%, compared to 8.64% for the same period in 1998. The decline was attributable to a lower interest rate environment and a shift in the mix of interest-earning assets from higher-yielding loans and leases into lower-yielding federal funds sold.

         Interest expense for the three months ended March 31, 1999 decreased $185,000 or 10.5%, versus the same period a year earlier. The decline was primarily due to a reduction in interest expense on short-term borrowings and deposits. The average rate paid on interest-bearing deposits and liabilities for the quarter was 3.06%, compared to 3.54% for the same period in 1998. The improvement was due to lower average rates paid on deposits and a lower average balance of short-term borrowings.

Other Income and Expenses

         Other income for the three months ended March 31, 1999 increased $55,000, or 6.3%, compared to the same quarter in the prior year. The increase was primarily due to higher revenue from VISA merchant settlement fees.

         Other expenses were comprised of salaries and employee benefits, occupancy expense and other operating expenses. For the three months ended March 31, 1999, other expenses increased $37,000 or 0.8%, compared to the same period last year.

         Salaries and employee benefits for the first quarter of 1999 decreased $34,000 or 1.4%, over the same period a year earlier. Occupancy expenses through the end of March were lower by $8,000 or 0.7% from the comparable period in 1998. Other operating expenses for the year-to-date increased $79,000 or 8.1%, over the respective period in 1998. The increase in this category was due primarily to higher legal and professional fees.

Year 2000

         The Year 2000 project remains a high priority. The Company is currently on target with respect to internal and regulatory timetables. All mission-critical systems have been tested and implemented. The Company is in the process of validating its contingency plans for core business processes which is anticipated to be completed by June 30, 1999. The remaining future costs for the Year 2000 project are projected to be $25,000 which will be expensed when incurred. (For additional information on the Year 2000, see "Provision and Allowance for Loan and Lease Losses", "Liquidity" and the Company's Annual Report on Form 10-K for the year ended December 31, 1998.)

Income Taxes

         The Company's federal and state income tax provision for the first quarter of 1999 was $46,000, compared to $1,000 for the same quarter a year ago. The effective income tax rates for these periods were 24.7% and (10%), respectively, due to the utilization of certain tax benefits.

FINANCIAL CONDITION

Investment Securities

         Investment securities consist principally of short and intermediate term debt instruments issued by the U.S. Treasury and other U.S. government agencies. The Bank is also a stockholder in the Federal Reserve Bank and the Federal Home Loan Bank of Seattle. The Bank has no structured notes, zero coupon bonds, collateralized mortgage obligations or stripped mortgage-backed securities.

         At March 31, 1999, the book and fair value of the held-to-maturity portfolio was $44,976,000 and $44,958,000, respectively. As of the same date, the book and fair value of the available-for-sale portfolio was $1,760,000. Trading securities amounted to $117,000 at quarter-end 1999, and have been designated to satisfy certain of the Bank's retirement plan obligations. During the first quarter of 1999, there were no sales or transfers of investment securities between the held-to-maturity, available-for-sale or trading categories.

Loan Portfolio and Loan Concentrations

         At March 31, 1999, loans and leases were $210,218,000, a decrease of $13,629,000 or 6.1% from $223,847,000 at year-end 1998. The decline was attributable to unscheduled payoffs on several large commercial and real estate loans. During the quarter, growth in the portfolio continued to be constrained by a weak local economy. The Bank has no foreign loans in its portfolio. In addition, there are no significant concentrations of credit with any individual party; however, the Bank's lending is concentrated on the island of Oahu.

         The following table presents the composition of the Bank's loan and lease portfolio at the dates indicated.

                                   March 31, 1999            December 31, 1998              March 31, 1998
                              -----------------------      ----------------------      -----------------------
                                  Balance         %           Balance        %             Balance        %
                              ------------      -----      ------------     -----      ------------      -----

Real estate
     Family residential        $96,251,000       45.8%     $101,663,000      45.4%     $108,408,000       48.7%
     Construction                   65,000        0.0         1,044,000       0.5         2,124,000        1.0
     Commercial property        31,271,000       14.9        32,270,000      14.4        29,918,000       13.4
                              ------------      -----      ------------     -----      ------------      -----
         Total                 127,587,000       60.7       134,977,000      60.3       140,450,000       63.1
Commercial, industrial
      and agricultural          72,265,000       34.4        78,086,000      34.9        72,732,000       32.7
Consumer                         9,094,000        4.3         9,210,000       4.1         7,817,000        3.5
All other loans                    126,000        0.1           355,000       0.2           252,000        0.1
Direct financing leases          1,146,000        0.5         1,219,000       0.5         1,381,000        0.6
                              ------------      -----      ------------     -----      ------------      -----
         Total                $210,218,000      100.0%     $223,847,000     100.0%     $222,632,000      100.0%
                              ============      ======     ============     ======     ============      ======



Loan Portfolio Risk Elements and Other Real Estate Owned

         Noncurrent loans and leases consist of loans and leases that are past due for 90 days or more and still accruing interest and loans and leases on nonaccrual status. At March 31, 1999, noncurrent loans and leases declined to $3,761,000, representing 1.8% of loans and leases outstanding, compared to $4,111,000, or 1.8%, at December 31, 1998, and $3,954,000, or 1.8%, at March 31,
1998. At quarter-end, over eighty percent of the dollar amount in the noncurrent category was collateralized by real estate. The Bank had no restructured loans or leases as of March 31, 1999, December 31, 1998 or March 31, 1998.

         Other real estate owned ("OREO"), which is included in other assets, is generally comprised of properties acquired through foreclosure proceedings in settlement of debts previously contracted. These assets are recorded at the lower of cost or fair market value based on current appraisals less estimated selling costs. Any excess of the carrying amount of the loan over the fair market value of the assets, net of estimated disposal costs, is charged against the allowance for loan and lease losses at the time of transfer. After a property has been transferred to OREO, any losses on disposition or writedowns as a result of declines in the market value of specific properties are recorded as a charge to other expenses, which reduces current earnings. At March 31, 1999, OREO was $976,000, unchanged from December 31, 1998. The portfolio consisted of two commercial properties and a residential condominium. Subsequent to quarter-end, the Bank accepted an offer for the condominium that was $18,000 below its carrying value. Accordingly, the Bank will be reducing its investment in this asset with a charge to other expenses that will directly impact current earnings next quarter. The Bank is currently in the process of re-appraising the other properties. Given the downward trend in real estate values, there is a possibility that additional writedowns may be required in the future. In 1998, OREO writedowns aggregated $334,000.

         The following table presents information on noncurrent loans and leases and OREO for the dates indicated:

                                       March 31         December 31         March 31
                                        1999               1998               1998
                                     ----------         ----------         ----------

Noncurrent
    Past due 90 days or more         $  138,000         $  405,000         $   44,000
    Nonaccrual                        3,623,000          3,706,000          3,910,000
                                     ----------         ----------         ----------
         Total                       $3,761,000         $4,111,000         $3,954,000
                                     ----------         ----------         ----------

OREO                                 $  976,000         $  976,000         $1,668,000
                                     ==========         ==========         ==========

     Note: Impaired loans are included in nonaccrual loans and leases.


Provision and Allowance for Loan and Lease Losses

         During the three months ended March 31, 1999, the Bank provided $300,000 for loan and leases losses, compared to $270,000 for the three months ended March 31, 1998. The increase was attributable to higher charge-offs. The provision for the second quarter of 1999 is expected to be approximately $300,000. The appropriateness of maintaining the provision at this level will be re-evaluated at least quarterly.

         Gross charge-offs increased to $253,000 for the three months ended March 31, 1999, an increase from $178,000 for the same period in 1998. Of the losses in the current period, nearly three-quarters were attributable to 1 commercial loan and 2 real estate loans. Recoveries for the first quarters of 1999 and 1998 were $12,000 and $11,000, respectively. Net charge-offs through the end of March were $241,000, substantially above the $167,000 reported for the same period in 1998. The annualized ratio of net charge-offs to average loans and leases for the first quarter of 1999 was 0.45%, compared to 0.30% for the same period a year earlier.

         The allowance for loan and lease losses is reviewed at least quarterly using a systematic and consistent procedure which is described in the 1998 Annual Report on Form 10-K. The evaluation for this quarter also included an assessment of customer readiness for the Year 2000. At March 31, 1999, the allowance for loan and lease losses stood at $3,355,000, compared to $3,296,000 at December 31, 1998 and $3,301,000 at March 31, 1998. The ratio of the allowance to total loans and leases outstanding was 1.60%, 1.47% and 1.48% at March 31, 1999, December 31, 1998 and March 31, 1998, respectively. While the reserve represented 89.2% of noncurrent loans and leases at quarter-end, in the opinion of management, it remained at a sufficient level to absorb losses inherent in the loan and lease portfolio. As noted earlier, over 80% of the dollar amount in the noncurrent category is collateralized by real estate. Generally, the loss rates on real estate loans are much lower than those on commercial or consumer loans due to the protection afforded by the collateral.

Deposits

         At March 31, 1999, total deposits were $272,294,000, a decrease of $3,607,000 or 1.3%, compared to $275,901,000 at December 31, 1998.
Noninterest-bearing demand deposits ended the quarter at $1,277,000 below the balance reported at year-end 1998. Interest-bearing demand deposits at quarter-end were lower by $797,000 from December 31, 1998. Savings deposits decreased by $2,211,000 over year-end 1998 levels, partly offsetting an increase in time deposits of $678,000.

         The following table presents the distribution of the Bank's deposit accounts for the dates indicated.



                                    March 31, 1999                December 31, 1998            March 31, 1998
                               -------------------------          -----------------        ------------------------
                                  Balance        %              Balance        %              Balance         %
                               ------------    -----         ------------    -----         ------------     -----
Noninterest-bearing demand    $  71,218,000     26.2%       $  72,495,000     26.3%       $  62,200,000      25.0%
Interest-bearing demand          27,347,000     10.0           28,144,000     10.2           27,564,000      11.1
Savings                          91,795,000     33.7           94,006,000     34.1           85,512,000      34.3
Time                             81,934,000     30.1           81,256,000     29.4           73,689,000      29.6
                                 ----------     ----           ----------     ----           ----------      ----
    Total deposits             $272,294,000    100.0%        $275,901,000    100.0%        $248,965,000     100.0%
                               ============    ======        ============    ======        ============     ======


         Included in time deposits are certificates of deposits ("CDs") purchased by the State of Hawaii, its counties and other government agencies. Historically, these CDs have been a stable source of funds for the Bank and are considered to be core deposits. At March 31, 1999, December 31, 1998, and March 31, 1998, public time deposits totaled $34,968,000, $35,415,000, and
$32,798,000, respectively, representing 12.8%, 12.8%, and 13.2% of the Bank's total deposits.

Liquidity

         The Bank has adequate liquidity to accommodate fluctuations in deposit levels, fund operations, provide for customer credit needs and meet obligations and commitments on a timely basis. The Bank has also incorporated Year 2000 issues into its contingency funding plan and is planning for increased customer cash needs at the turn of the century. While deposits have traditionally been the principal source of funds for HNB, the wholesale markets are anticipated to play a greater role in the future due to the migration of household financial assets into direct investment vehicles. The Bank has alternative sources of liquidity which include federal funds lines with other banks, the discount facilities of the Federal Reserve, and advances from the Federal Home Loan Bank ("FHLB"). During the quarter, there were no drawings under federal funds lines or borrowings from the Federal Reserve. Advances under the FHLB's Community Investment Program amounted to $5,300,000 at quarter-end. These advances were repaid on April 1 when they matured.

         Net cash provided by operating activities was $637,000 for the first three months of 1999. Investing activities provided net cash of $13,463,000 due primarily to several large loan payoffs. Net cash used in financing activities was $3,450,000 due mainly to an outflow in demand and savings deposits.

Shareholders' Equity and Capital Resources

         Shareholders' equity was $27,429,000 at March 31, 1999, $27,289,000 at
December 31, 1998 and $28,225,000 at March 31, 1998. At December 31, 1998, the
benefit obligation of the Company's pension plan exceeded the fair value of plan assets. As a result, an additional minimum pension liability adjustment of $600,000, net of tax of $380,000, was reported in other comprehensive loss as a reduction to shareholders' equity. (For additional information on the Company's Pension Plan, see "Pension Plan" in Management's Discussion and Analysis of Financial Condition and the Results of Operations" and Note 12 to the Consolidated Financial Statements in the 1998 Annual Report on Form 10-K.)
Book value per share was $38.58, $38.38 and $39.70 at March 31, 1999, December 31, 1998 and March 31, 1998, respectively.

         The Company's historical practice has been to pay dividends in February of each year. The Company paid cash dividends of $0.15 per share of common stock on February 14, 1997 and on February 17, 1998. In view of the Company's performance in 1998 and the weakened local economy, the Company did not declare or pay a dividend in February 1999. The Company will periodically review its dividend policy and may declare dividends in the future if such payments are deemed appropriate and in compliance with applicable law and regulations. Cash dividends are subject to determination and declaration by the Company's Board of Directors which considers a number of factors, including the growth anticipated by the Bank, the profits being generated, liquidity and capital requirements, applicable governmental regulations and policies, and other relevant factors.

         In order to be considered well-capitalized by the bank regulatory agencies, an institution must have at minimum a 5.0% leverage ratio, a Tier 1 risk-based capital ratio of 6.0% and a total capital ratio of 10.0%. The Company's leverage ratio was 8.9% at March 31, 1999, 9.0% at December 31, 1998, and 9.6% at March 31, 1998. At March 31, 1999, the Company's Tier 1 and total capital ratios were 13.1% and 14.4%, respectively, compared to 12.4% and 13.7% at December 31, 1998, and 13.3% and 14.5% at March 31, 1998.

Effect of New Accounting Standards

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal years beginning after June 15, 1999. The SFAS establishes accounting and reporting standards for derivative instruments and hedging activities and requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and measurement of those derivative instruments at fair value. The adoption of this SFAS is not expected to have a material impact on the Company's consolidated financial statements.

         In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," which was effective for the first quarter beginning after December 15, 1998. This Statement amended SFAS No. 65, "Accounting for Certain Mortgage-Backed Securities," to require that after an entity that is engaged in mortgage-banking activities has securitized mortgage loans that are held for sale, it must classify the resulting mortgage-backed securities or other retained interests based upon its ability and intent to sell or hold those investments. Since the Company has not securitized mortgage loans held for sale, the adoption of this SFAS did not have a material impact on the consolidated financial statements of the Company.

         In February 1999, the FASB issued SFAS No. 135, "Recission of FASB Statement No. 75 and Technical Corrections" which is effective for fiscal years ending after February 15, 1999. This Statement rescinds SFAS No. 75 and amends SFAS No. 35 and other existing authoritative literature to make various technical corrections, clarify meanings or describe applicability under changed conditions. The adoption of this SFAS is not expected to have a material impact on the Company's consolidated financial statements.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company's exposure to market risk is in the form of interest rate risk. The manner in which this exposure is managed and an estimate of the potential impact on net interest income assuming a 1-year horizon was disclosed on pages 41 to 42 in Hawaii National Bancshares, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998. As of March 31, 1999, there were no material changes to report.

                           PART II. OTHER INFORMATION

ITEM 6. Exhibits and Reports on Form 8-K

            (a)   Exhibits

                      Exhibit 27 Financial Data Schedule

            (b)   Reports on Form 8-K

                      On March 8, 1999, the Company filed a Form 8-K announcing its 1998 Financial Report.

                      On April 27, 1999, the Company filed a Form 8-K announcing a going private plan.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             HAWAII NATIONAL BANCSHARES, INC.
                                                       (Registrant)

Date          May 12, 1999              By        /s/Warren K.K. Luke
         ----------------------             ------------------------------------
                                                      Warren K.K. Luke
                                                   Chief Executive Officer

Date          May 12, 1999              By      /s/Ernest T. Murata
         ----------------------             ------------------------------------
                                                      Ernest T. Murata
                                                 Vice President, Treasurer,
                                                   Assistant Secretary and
                                                   Chief Financial Officer